
10010852


COVER
THE
EARTH

The Sherwin-Williams Company
2009 Annual Report

(thousands of dollars except per common share data)	2009	2008	2007
Net sales	$ 7,094,249	$ 7,979,727	$ 8,005,292
Net income	$ 435,848	$ 476,876	$ 615,578
Per common share:			
Net income - diluted	$ 3.78	$ 4.00	$ 4.70
Net income - basic	$ 3.84	$ 4.08	$ 4.84
Cash dividends	$ 1.42	$ 1.40	$ 1.26
Book value	$ 13.62	$ 13.72	$ 14.54
Average common shares outstanding (thousands)	113,514	116,835	127,222
Return on sales	6.1 %	6.0 %	7.7 %
Return on assets	10.1 %	10.8 %	12.7 %
Return on beginning shareholders' equity	27.1 %	26.7 %	30.9 %
Total debt to capitalization	35.4 %	34.2 %	35.1 %
Interest coverage (1)	16.6 x	11.9 x	13.7 x
Net operating cash	$ 859,186	$ 876,233	$ 874,545

(1) Ratio of income before income taxes and interest expense to interest expense.


COVER
THE
EARTH

ON THE COVER:

Our "Cover The Earth" logo is shown on a brass medallion, just one of the hundreds of company artifacts on display at the Sherwin-Williams Center of Excellence. The 6,000 square foot archive in Cleveland contains seven three-dimensional multimedia exhibit areas chronicling the company's 144-year history.

TABLE OF CONTENTS



John G. Morikis
President and
Chief Operating Officer

Christopher M. Connor
Chairman and
Chief Executive Officer

Sean P. Hennessy
Senior Vice President - Finance
and Chief Financial Officer

2009 WAS A VERY CHALLENGING YEAR

for The Sherwin-Williams Company. U.S. architectural paint industry volume plunged more than 11 percent in the year and total coatings industry shipments, including protective and marine coatings and finishes used in manufacturing, fell even more. Domestic new construction activity continued to spiral downward while commercial vacancy rates and residential foreclosures continued to rise. Conditions in most markets outside the U.S. were only marginally better.

As a result of these difficult market conditions, our results declined for the second consecutive year. Consolidated net sales finished the year at $7.09 billion, down $885 million, or 11.1 percent, from the prior year. Net income declined 8.6 percent to $435.8 million and diluted net income per common share declined 5.5 percent to $3.78 per share from $4.00 per share in 2008.

Although we are disappointed by the decline in sales and earnings, we made steady improvement over the course of the year, and we ended on a relatively positive note in the fourth quarter. Earnings per share in the second half of 2009 improved by $.42 compared to the first half, and surpassed second half 2008 earnings per share by $.17.

This positive trend was a function of two noteworthy factors. First, a moderation in the rate of year-over-year sales declines in the second half and particularly in the fourth quarter. Second, the hard work our people have done all year long to manage expenses, improve margins and reduce working capital. Consolidated gross margin rebounded 220 basis points from the prior year's depressed level finishing the year at 46 percent of sales. Selling, general and administrative expenses for the year declined $108.8 million.

For the fourth consecutive year, our net operating cash topped 10 percent of net sales. Cash from operations came in at $859.2 million, more than 12 percent of sales. The significant reductions in accounts receivable and inventory we achieved during the year, partially offset by a decrease in accounts payable, added $172 million to net operating cash. Our year-end accounts receivable plus inventories less accounts payable to sales ratio decreased to 10.7 percent in 2009 from 11.2 percent in 2008. Free cash flow for the year, which is net operating cash minus capital expenditures and dividends, increased by approximately $12 million to an all-time high of $605 million.

Free cash flow for the year increased by approximately $12 million to an all-time high of $605 million.

We continued our long-standing practice of returning a portion of the cash we generate to our shareholders through treasury stock purchases and dividends. In 2009, we acquired 9 million shares of the company's stock for treasury for a total investment of $530 million. At year-end, our remaining share repurchase authorization stood at 10.75 million shares. We also increased our annual dividend two cents to $1.42, keeping our string of 31 consecutive years of increased dividends intact.

In December, we issued $500 million in five-year bonds at a coupon rate of 3.125 percent; the second lowest rate paid on five-year notes in 2009 and the 14th lowest in history for "A" rated companies. Early in 2010, we entered into a new three-year, $500 million credit agreement that we will use to finance working capital requirements and to support commercial paper borrowings. This agreement includes a provision to increase the size of the facility, subject to the discretion of each lender, up to an aggregate amount of $750 million. These two measures enhanced our liquidity and affirmed the confidence lenders have in the financial strength of the Company.

Across all divisions in 2009 we recruited 530 high caliber people into our respected Management Training Program and invested more than $100 million in research, development and commercialization of new product technologies. We are confident these investments will benefit the company in the near term and deliver appropriate returns in the long term.

PAINT STORES GROUP

Net sales for our Paint Stores Group finished the year at $4.21 billion, a decline of 12.9 percent from 2008. Segment profit decreased 7.4 percent to $600.2 million, but increased as a percent of sales to 14.3 percent from 13.4 percent in 2008. The improvement in profit margin was primarily a result of higher gross margin and lower SG&A expense and impairment charges.

Sherwin-Williams leads the industry in the sale of environmentally favorable paints and coatings.

Throughout the year, our Paint Stores Group continued to suffer the brunt of this deep, protracted recession due to our heavy mix of sales to professional painting contractors. Industry-wide coating sales to professional painters declined more sharply than sales to do-it-yourself homeowners in 2009 for two reasons. First, because the hardest hit end markets—new residential and commercial construction —are painted exclusively by professionals. Second, cautious homeowners were understandably hesitant to hire contractors to do work they believe they can do themselves.

Because we continue to believe the professional painter will be the fastest growing customer segment in the coatings market over the longer term, and pros prefer to shop at specialty paint stores for supplies and equipment, we continued to invest in new store locations in 2009. During the year we opened 53 stores in new markets and consolidated an additional 45 redundant store locations, for a net increase of eight new stores for the year. Our store count in the U.S., Canada and the Caribbean now stands at 3,354.

Architects, builders, designers and consumers have fully embraced the "green building" movement, and Sherwin-Williams leads the industry in the sale of environmentally favorable paints and coatings. Our Paint Stores Group markets a broad line of low-VOC architectural paints and light industrial coatings, such as Harmony®, ProGreen™ 200, Pro Industrial 0 VOC, Pro Industrial Pro-Cryl® Universal Primer, PrepRite® Block Filler and ProSelect® Stampede Polyurethane Sealant. These products not only satisfy our own GreenSure™ standards for minimizing environmental impact, but have also earned GreenGuard Indoor Air Quality Certified® and GreenGuard for Children and Schools® certification.

CONSUMER GROUP

Our Consumer Group fulfills a dual mission for the Company—supplying branded and private label products to retailers throughout North America and supporting our Paint Stores Group with new product research and development, manufacturing, distribution and logistics. The group operates 25 manufacturing plants and six distribution centers in North America and maintains the largest, most advanced research and development facility of its kind in the world.

External net sales for our Consumer Group declined 3.7 percent to $1.23 billion for the year, primarily as a result of weak end market demand across most of the group's retail customers. Segment profit for the year increased 12.2 percent to $157.4 million and segment profit margin improved to 12.8 percent from 11.0 percent in 2008. The improvement in Consumer Group's profitability was due primarily to good expense control, reduced asset impairment charges, and favorable freight and other distribution costs that were only partially offset by higher per-unit fixed costs due to reduced manufacturing and distribution volume.

In response to the continued deterioration in sales volume in North America, Consumer Group took some bold and difficult steps to protect the Company's profitability. During the year we closed or idled an additional four manufacturing facilities and five distribution service centers. Many of the employees affected by these decisions were long-time members of the Sherwin-Williams family who made significant contributions to our success over their many years of service. We thank them for their hard work and dedication. The Group also accelerated the development of many Six Sigma and Lean Continuous Improvement initiatives, which resulted in a 22 percent increase in Operational Excellence savings from 2008 to 2009, marking our eighth consecutive year of increased savings from our OPEX initiative.

In 2009, four of our manufacturing plants and one distribution facility earned the Occupational Safety & Health Administration's (OSHA) prestigious Voluntary Protection Program (VPP) certification. VPP status is granted to facilities that implement comprehensive worksite safety and health management systems and measure results against specific performance criteria. In total, Sherwin-Williams operates 23 OSHA VPP certified facilities, more than any other paint manufacturer in North America. Less than one-tenth of one percent of all work sites in America qualify as OSHA VPP sites.

We have a long history of developing innovative new coatings products that address real consumer needs. In 2009, we introduced the Purdy® EcoPro™ line of applicators made from recycled and renewable materials, including brushes, roller covers and the first ever biodegradable paint tray. We launched a new line of high-performance lubricants, cleaners and coating removers made with biodegradable, renewable resources under the Sprayon® Eco-Grade™ brand. We extended our successful Krylon® Fusion paint for plastic line with the introduction of Krylon® Fusion Brush-On, the first brush-on paint for plastic. Our new Dutch Boy® Refresh™ interior paint with Arm & Hammer® odor-eliminating technology earned GreenGuard Indoor Air Quality Certified® status.

GLOBAL FINISHES GROUP

Net sales for our Global Finishes Group decreased 11.4 percent to $1.65 billion. Currency translation rate changes before acquisitions reduced sales in U.S. dollars by 4.8 percent and acquisitions increased the group's sales in U.S. dollars by 1.5 percent. Segment operating profit for the full year decreased $87.2 million, or 57.3 percent, to $65 million, primarily as a result of reduced sales volume and impairment charges and the loss on dissolution of a foreign subsidiary totaling $25 million that were partially offset by lower SG&A expenses. Currency translation and acquisitions reduced segment profit $5.9 million for the year. As a percent of net sales, Global Finishes Group's operating profit decreased to 3.9 percent for the year from 8.2 percent in 2008.

Over the past 10 years, our shareholders have enjoyed an average annual return, including dividends, of almost 14 percent.

Global Finishes Group manufactures and sells original equipment manufacturer (OEM) finishes, automotive finishes, protective and marine coatings and architectural coatings to a growing customer base around the world. We go to market through independent retailers, franchisees and distributors as well as through our own company-operated branches. In 2009, we strengthened our well-established operations in Brazil, Argentina, Chile and Mexico, and increased our presence in many emerging, high-growth markets.

We expanded our controlled distribution platform, opening 10 new company-operated branches in Latin America and three in India. At the same time, we continued to rationalize our industrial coatings controlled distribution platform in North America, closing seven automotive finishes branches, eight product finishes facilities, as well as two manufacturing plants. Global Finishes Group ended the year with 539 branches in operation compared to 541 a year ago.

We recently completed construction of a new 215,000 square foot factory in Zhaoqing, China to serve our growing business with electronics and furniture manufacturers in South China, and we announced plans to build a new blending facility in Langfang in North China, scheduled to open in June 2010. We now operate five manufacturing plants and six blending facilities in China, Malaysia, Vietnam, the Philippines and Singapore, and research and development centers in China, Vietnam and Malaysia.

BOARD CHANGES

In July, John M. Stropki, Chairman, President and Chief Executive Officer of Lincoln Electric Holdings, Inc. was elected to our Board of Directors and appointed to the

Compensation and Management Development Committee of the Board. John brings a wealth of global manufacturing and management experience to the Board, and we look forward to receiving many years of his valuable insight and counsel.

In October, Thomas G. Kadien, Senior Vice President, Consumer Packaging and IP Asia, International Paper Company, was elected to our Board of Directors and appointed to the Audit Committee of the Board. Tom's demonstrated leadership for more than 30 years with International Paper, and his marketing expertise and international management experience, will be a valuable addition to the Board.

These two appointments bring the total number of board members to 11 and the number of independent directors to 10.

A DECADE OF GROWTH

For the past decade, I have been privileged to serve as CEO of The Sherwin-Williams Company. During that time, we weathered two difficult recessions, the combined effects of which prompted the Wall Street Journal to declare this time period "America's Lost Decade." In many respects it was.

In 2001, during the first of these recessions, Sherwin-Williams suffered declines in both sales and earnings. We took that setback pretty hard but it served as a rallying cry for our people, and rally they did. In the subsequent six years, our sales grew from $5 billion to $8 billion. Despite the negative impact of the current recession, from 1999 to 2009 our sales grew at an average annual rate of 3.6 percent. During that same timeframe, U.S. coatings industry volume declined at an annual rate of 2.1 percent. Our diluted net income per common share grew at an annual compounded rate of 7.7 percent, from $1.80 per share in 1999 to $3.78 per share in 2009, compared with annual earnings growth of less than 1 percent for the S&P 500. Our shareholders have been rewarded for this growth, enjoying an average annual return, including dividends, of almost 14 percent, compared to the average annual return for the S&P 500 of 2.6 percent, and 2.2 percent for our peer group.

I believe our success over the past decade stems from a combination of sound strategy and solid execution, both a direct result of attracting and developing high caliber people. Throughout my 27-year career with the Company, I have always been surrounded by very talented men and women. Two such extraordinary talents, John Morikis, Chief Operating Officer, and Sean Hennessy, Chief Financial Officer, celebrated their 25-year anniversaries with Sherwin-Williams in 2009.

OUTLOOK FOR 2010

We enter 2010 cautiously optimistic that the worst of the global recession is behind us. At the same time, we acknowledge that economic recovery may be slow and erratic, and coatings demand in many end markets will likely remain weak.

Over the past three years, we have worked hard to make Sherwin-Williams a leaner, financially stronger and more profitable company. We have fine-tuned our capital structure, tightly managed fixed costs and SG&A expense, reduced inventories and expanded our distribution platform domestically and abroad. These actions, along with our continued focus on serving a diverse and increasingly global customer base, have positioned us to perform well through the balance of this recession and outperform in a recovery. We are confident that 2010 will be a year of improvement for the Company.

On behalf of the men and women of The Sherwin-Williams Company around the world, we offer our thanks and appreciation to our customers, suppliers and shareholders for their continued trust and confidence.



Christopher M. Connor
Chairman and Chief Executive Officer


COVER THE EARTH
SHERWIN WILLIAMS


INSPIRATION
COLOR
Dave

SHERWIN-WILLIAMS PAINT STORES

are the exclusive outlets for Sherwin-Williams® branded paints, stains, painting tools and equipment. In 2009, the Paint Stores Group recorded sales of $4.21 billion (about 59 percent of total Company sales) and generated $600 million in segment profit.

Through our 3,354 company-operated stores, we serve a diverse customer base that includes architectural and industrial painting contractors, residential and commercial builders, property owners and managers, OEM product finishers and do-it-yourself homeowners.

Our stores platform gives us a distinct competitive advantage by providing more opportunities to interact directly with the end users of our products. Ongoing customer dialog is both a powerful feedback loop, enabling us to respond immediately to customer needs and complaints, and a wellspring for new product and service ideas.

Most of our new product development efforts focus on enhancing the finished appearance of our products, improving durability and shortening application time and effort. We offer the broadest line of high-performance, low-VOC architectural paints in the industry to help our customers comply with increasingly stringent air quality regulations.

Six of our products – Harmony®, ProGreen™ 200, Pro Industrial 0 VOC, Pro Industrial Pro-Cryl® Universal Primer, PrepRite® Block Filler and ProSelect® Stampede Polyurethane Sealant – are now GreenGuard Indoor Air Quality Certified® and GreenGuard for Children & Schools® by the GreenGuard Environmental Institute, an independent, third-party indoor air quality agency. In 2009, we introduced a new line of primers and a new merchandiser designed to simplify the decision-making process.

Color continues to be an integral part of our marketing efforts. As part of a joint promotional partnership with Robert Allen, a company recognized by the design community as a source for the world's finest fabrics, we opened a new color studio in the heart of Manhattan to increase our visibility with residential designers who specify colors and paint products. Our new ColorSnap® iPhone application matches colors from the Sherwin-Williams palette to photos taken from an iPhone. It even locates the closest Sherwin-Williams store and provides turn-by-turn directions to get there. ColorSnap® was named one of Advertising Age's Top 10 Branded Applications of the Decade. Interbrand, the world's largest brand consultancy, also named Sherwin-Williams® one of the most valuable U.S. brands in 2009.



PRODUCTS SOLD:
Paints, stains, coatings, caulks, applicators, wallcoverings, floorcoverings, spray equipment and related products

MARKETS SERVED:
Do-It-Yourselfers, professional painting contractors, home builders, property managers, architects, interior designers, industrial, marine, flooring and original equipment (OEM) product finishers

MAJOR BRANDS SOLD:
Sherwin-Williams®, ProMar®, SuperPaint®, A-100®, Duron®, MAB™, PrepRite®, Duration®, ProGreen®, Harmony®, ProClassic®, WoodScapes®, DeckScapes®, Cashmere®, Classic 99® and Columbia™

OUTLETS:
3,354 Sherwin-Williams stores in the United States, Canada, Jamaica, Puerto Rico, St. Maarten, Trinidad and Tobago and the Virgin Islands



CONSUMER GROUP CONTRIBUTES

to the success of Sherwin-Williams in two important ways: by selling one of the industry's strongest portfolios of branded and private label products through retailers across North America and by running one of the industry's most efficient and productive research and development, manufacturing and distribution operations.

In 2009, the Consumer Group recorded net sales of $1.23 billion (about 17 percent of total Company sales) and generated more than $157 million in segment profit.

We supply well-known national brand and private label products to a majority of retail paint and coatings outlets in the United States. Brands like Purdy® paint brushes and rollers, Dutch Boy® and Pratt & Lambert® paints, Minwax® stains and varnishes, Krylon® aerosol paints, Thompson's® WaterSeal® wood sealers and Dupli-Color® automotive specialty products lead their respective categories in consumer awareness, perceived value and, in many cases, market share.



Consumer Group supports our Paint Stores Group with new product research and development, manufacturing, distribution and logistics. In 2009, our Garland, Texas plant celebrated the production of its 1 billionth gallon of paint. We also supply private label products and licensed brand programs to many of the country's largest retailers, including home centers, mass merchandisers, industrial and construction supply centers, craft stores, independent paint stores and automotive aftermarket retailers. Two out of every three paint and coatings outlets nationwide stock one or more of the branded or private label product lines sold by our Consumer Group.

Several product advances were made in 2009. We introduced the Purdy® EcoPro™ line of applicators made from recycled and renewable materials, including brushes and roller covers. We launched a new line of Sprayon® Eco-Grade™ high-performance lubricants, cleaners and coating removers made with biodegradable, renewable resources. Our new Dutch Boy® Refresh™ interior paint with Arm & Hammer® odor-eliminating technology earned Green-Guard Indoor Air Quality Certified® status.

In the fall of 2009, the Better Homes and Gardens™ "Editors' Choice Paint Colors" palette was rolled out to 3,400 Walmart stores nationwide featuring 160 inviting colors available exclusively in Dutch Boy® paint. Created to help simplify the color selection and decorating process, the palette features oversized color chips, color family brochures and a range of coordinating decorative products, including window treatments, bedding and bath products.

PRODUCTS SOLD:
Branded, private label and licensed brand paints, stains, varnishes, industrial products, wood finishing products, wood preservatives, applicators, corrosion inhibitors, aerosols and related products

MARKETS SERVED:
Do-It-Yourselfers, professional painting contractors, industrial maintenance and flooring contractors

MAJOR BRANDS SOLD:
Dutch Boy®, Krylon®, Minwax®, Cuprinol®, Thompson's® WaterSeal®, Pratt & Lambert®, Martin Senour®, H&C®, White Lightning®, Dupli-Color®, Rubberset®, Purdy®, Dobco™, Bestt Liebco®, Accurate Dispersions™, Uniflex®, VHT®, Kool Seal®, Snow Roof®, Altax™, Tri-Flow®, Sprayon® and Ronseal™

OUTLETS:
Leading mass merchandisers, home centers, independent paint dealers, hardware stores, automotive retailers and industrial distributors in the United States, Canada, Mexico, Poland and United Kingdom



GLOBAL FINISHES GROUP

manufactures and sells OEM product finishes, automotive finishes, protective and marine coatings and architectural coatings to a growing customer base in North and South America, Europe and Asia. In 2009, the Group recorded sales of $1.65 billion (about 23 percent of total Company sales) and generated $65 million in segment profit.

Our product finishes, automotive coatings and protective and marine coatings are sold primarily through a mix of company-operated branches and facilities and wholesale distributors and jobbers around the world. We serve architectural paint customers in markets outside North America through company-operated paint stores, home centers, discount stores and independent paint dealers. During the past year, we opened 10 new company-operated paint stores in Latin America and signed several new dealer and distributor agreements in China and India. At the same time, we continued to rationalize our automotive and product finishes supply chain in North America, closing seven automotive finishes branches, eight product finishes facilities, and two manufacturing plants in the U.S. and Mexico. Global Finishes Group ended the year with 539 branches in operation globally compared to 541 a year ago.

In these coatings markets, technology can significantly enhance our customers' productivity and unlock new revenue streams. In 2009, we introduced Express Scratch Repair™, a unique and affordable process for car dealers and collision repair shops to fix small dents, scratches and scrapes in a car's finish, complementing our industry-leading AWX and HP refinish offerings. We also expanded our line of environmentally friendly protective and marine coatings with ExpressCote HCR, a tank lining system that protects concrete and steel tank interiors from chemicals and solvents at elevated temperatures, Sher-Release Fouling Release System, an effective, nontoxic alternative to conventional antifouling coatings, and Anti-Graffiti Clear Coat, a low VOC coating that requires only a solvent wipe or pressure washer to remove graffiti. And in 2009, we introduced several antimicrobial coatings built on Microban® technology for finishing the medical equipment and consumer electronic products manufactured by our customers.

To support the supply of quality product finishes to manufacturers and finishers of furniture, electronics, heavy equipment, wood, composite and metal building products in Asia, the Global Finishes Group completed construction of a new 215,000 square foot factory manufacturing plant in Zhaoqing in South China in 2009, and announced plans to build a new blending facility in Langfang in North China to open in June 2010. We now operate five coatings plants and six blending facilities in China, Malaysia, Vietnam, the Philippines and Singapore, and research and development centers in China, Vietnam and Malaysia.

PRODUCTS SOLD:
Architectural paints, stains, coatings, varnishes, industrial maintenance products, wood finishing products, applicators, aerosols, high performance interior and exterior coatings for the automotive, aviation, fleet and heavy truck markets, OEM product finishes and related products

MARKETS SERVED:
Do-It-Yourselfers, professional painting contractors, independent paint dealers, industrial maintenance, automotive jobbers, automotive wholesale distributors, collision repair facilities, automotive dealerships, fleet owners and refinishers, automotive production shops, body builders, aviation and OEM product finishers

MAJOR BRANDS SOLD:
Sherwin-Williams®, Dutch Boy®, Krylon®, Kem Tone®, Minwax®, Thompson's® WaterSeal®, Pratt & Lambert®, Martin Senour®, Marson™, Metalatex®, Novacor®, Loxon®, Colorgin™, Andina™, Lazzuril®, Excelo®, Napko™, Baco®, Planet Color™, AWX™, Ultra™, Ultra-Cure®, Kem Aqua®, Sher-Wood®, Powdura®, Polane®, Euronavy®, Inchem™ and Sumare™

OUTLETS:
539 company-operated architectural, automotive, industrial and chemical coatings branches and other operations in the United States, Argentina, Brazil, Canada, Chile, China, India, Malaysia, Mexico, Peru, Philippines, Portugal, Singapore, Uruguay and Vietnam. Distribution in 19 other countries through wholly owned subsidiaries, joint ventures and licensees of technology, trademarks and trade names

WORKING CAPITAL TO SALES (percent)


15
12
9
6
3
0
12.5
11.7
12.7
11.2
10.7
2005
2006
2007
2008
2009

TOTAL DEBT TO CAPITALIZATION (percent)


40
35
30
25
20
15
10
5
0
26.4
30.5
35.1
34.2
35.4
2005
2006
2007
2008
2009

NET OPERATING CASH (thousands of dollars)


1,000,000
800,000
600,000
400,000
200,000
0
716,702
815,841
874,545
876,233
859,186
2005
2006
2007
2008
2009

WORKING CAPITAL TO SALES – Working capital, defined as year-end accounts receivable plus inventories minus accounts payable, decreased in dollars as well as a percent of sales in 2009. Reducing working capital favorably impacts net operating cash. Management expects to maintain control over working capital relative to sales, excluding the impact of any future acquisitions, to maximize net operating cash.

TOTAL DEBT TO CAPITALIZATION – Over the past year, the Company maintained a conservative debt to total capitalization ratio while continuing to invest in the business, develop new products and expand into new markets and geographic regions.

NET OPERATING CASH – In 2009, net operating cash increased to 12.1% of sales and free cash flow, net operating cash less capital expenditures and dividends, reached an all-time high of $605 million. This cash helped the Company continue to be acquisitive and still return cash to our share-holders in the form of treasury stock purchases and cash dividends.

RETURN ON EQUITY

(percent)



35
30
25
20
15
10
5
0
28.1
33.3
30.9
26.7
27.1
2005
2006
2007
2008
2009

DIVIDENDS PAID

(dollars per common share)



1.50
1.20
0.90
0.60
0.30
0.00
.82
1.00
1.26
1.40
1.42
2005
2006
2007
2008
2009

STOCK PURCHASE

(thousands of shares)



15000
12000
9000
6000
3000
0
8,076
5,600
13,200
7,250
9,000
2005
2006
2007
2008
2009

RETURN ON EQUITY – Return on equity is based on net income divided by shareholders' equity at the start of the year. As a measure of our profitability achieved for each dollar invested by our shareholders, the return on equity is indicative of the Company's ability to maximize shareholder return.

DIVIDENDS PAID – On the strength of our net operating cash generation in 2009, we increased our cash dividend per share on common stock for the 31st consecutive year. In a year when aggregate dividends paid by companies in the S&P 500 declined more than 20 percent, continuing this string of uninterrupted dividend increases places us in very exclusive company.

STOCK PURCHASE – We believe that Sherwin-Williams' stock is a good investment and again supported that belief by purchasing shares on the open market in 2009. This stock purchase strategy benefits shareholders by returning their investment at market value and maximizes the ownership value of the remaining outstanding shares.

COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN

THE GRAPH AT RIGHT compares the cumulative five year total shareholder return on Sherwin-Williams common stock with the cumulative five year total return of the companies listed in the Standard & Poor's (S&P) 500 Stock Index and a peer group of companies selected on a line-of-business basis. The cumulative five year total return assumes $100 was invested on December 31, 2004 in Sherwin-Williams common stock, the S&P 500 and the peer group. The cumulative five year total return, including reinvestment of dividends, represents the cumulative value through December 31, 2009. The "Peer Group" of companies is comprised of the following: Akzo Nobel N.V., BASF Corporation, Ferro Corporation, H.B. Fuller Company, Genuine Parts Company, The Home Depot, Inc., Lowe's Companies, Inc., Masco Corporation, Newell Rubbermaid Inc., PPG Industries, Inc., RPM International Inc., The Stanley Works, USG Corporation and The Valspar Corporation.



$200
$150
$100
$50
Dec 2004
Dec 2005
Dec 2006
Dec 2007
Dec 2008
Dec 2009
The Sherwin-Williams Co.
S&P 500 Index
Peer Group


Alaska
India
Hawaii
D.C.
Puerto Rico
Virgin Islands
St. Maarten
Jamaica
Trinidad & Tobago
PAINT STORES GROUP STORES
GLOBAL FINISHES GROUP BRANCHES
EASTERN DIVISION – PAINT STORES GROUP
SOUTHEASTERN DIVISION – PAINT STORES GROUP
MID WESTERN DIVISION – PAINT STORES GROUP
SOUTH WESTERN DIVISION – PAINT STORES GROUP

Today, the Paint Stores Group has 3,354 company-operated specialty paint stores in the United States, Canada and the Caribbean region. More than 90% of the U.S. population lives within a 50-mile radius of a Sherwin-Williams paint store.

The Global Finishes Group has 539 company-operated architectural, automotive, industrial and chemical coatings branches in North and South America and India.

FOREIGN SUBSIDIARIES

Coatings S.R.L.
Colorman Coatings Pte. Ltd.
Compañia Sherwin-Williams, S.A. de C.V.
Euronavy-Tintas Maritimas e Industriais, S.A.
Inchemcoat Philippines Inc.
Inchem Vietnam Limited
Intelchem Industries Sdn. Bhd.
Pinturas Industriales S.A.
PQP Monterrey S. de R. L. de C.V.
Productos Quimicos y Pinturas, S.A. de C.V.
Przedsiebiorstwo Altax Sp. zo.o.
Quetzal Pinturas, S.A. de C.V.
Ronseal (Ireland) Limited
Ronseal Limited
Sherwin-Williams Argentina I.y C.S.A.
Sherwin-Williams Automotive Europe S.p.A.
Sherwin-Williams Automotive France S.r.l.
Sherwin-Williams Automotive México S. de R.L. de C.V.
Sherwin-Williams Canada Inc.
Sherwin-Williams (Caribbean) N.V.
Sherwin-Williams Cayman Islands Limited
Sherwin-Williams Chile S.A.
Sherwin-Williams do Brasil Industria e Comércio Ltda.
Sherwin-Williams Japan Co., Ltd.
Sherwin-Williams Paints Limited Liability Company
Sherwin-Williams Paints (Dongguan) Company Limited
Sherwin-Williams Paints India Private Limited
Sherwin-Williams Pinturas de Venezuela S.A.
Sherwin-Williams (Shanghai) Paints Company Limited
Sherwin-Williams UK Automotive Limited
Sherwin-Williams Uruguay S.A.
Sherwin-Williams (West Indies) Limited
SWAM Monterrey, S. de R.L. de C.V.
The Sherwin-Williams Company Resources Limited
Zhaoqing KPS Coatings Co., Ltd.

DOMESTIC SUBSIDIARIES

Contract Transportation Systems Co.
Life Shield Engineered Systems, LLC
Omega Specialty Products & Services LLC
Sherwin-Williams Realty Holdings, Inc.
SWIMC, Inc.
The Sherwin-Williams Acceptance Corporation


SWP
COVER
THE
EARTH

FINANCIAL TABLE OF CONTENTS

FINANCIAL SUMMARY
(millions of dollars except as noted and per share data)

	2009	2008	2007	2006	2005
Operations					
Net sales	$ 7,094	$ 7,980	$ 8,005	$ 7,810	$ 7,191
Cost of goods sold	3,831	4,481	4,406	4,395	4,109
Selling, general and administrative expenses	2,535	2,644	2,597	2,512	2,326
Impairments and dissolution	36	55	16	1	23
Interest expense	40	66	72	67	50
Income before income taxes and minority interest	623	714	913	834	656
Net income	436	477	616	576	463
Financial Position					
Accounts receivable - net	$ 696	$ 770	$ 871	$ 865	$ 809
Inventories	738	864	887	825	809
Working capital - net	376	(28)	(72)	375	340
Property, plant and equipment - net	819	860	899	829	745
Total assets	4,324	4,416	4,855	4,995	4,369
Long-term debt	783	304	293	292	487
Total debt	818	834	965	875	621
Shareholders' equity	1,491	1,606	1,786	1,992	1,731
Per Common Share Information					
Average shares outstanding (thousands)	113,514	116,835	127,222	133,579	136,817
Book value	$ 13.62	$ 13.72	$ 14.54	$ 14.92	$ 12.81
Net income - diluted	3.78	4.00	4.70	4.19	3.28
Net income - basic	3.84	4.08	4.84	4.31	3.39
Cash dividends	1.42	1.40	1.26	1.00	.82
Financial Ratios					
Return on sales	6.1%	6.0%	7.7%	7.4%	6.4%
Asset turnover	1.6×	1.8×	1.6×	1.6×	1.6×
Return on assets	10.1%	10.8%	12.7%	11.5%	10.6%
Return on equity (1)	27.1%	26.7%	30.9%	33.3%	28.1%
Dividend payout ratio (2)	35.5%	29.8%	30.1%	30.5%	30.1%
Total debt to capitalization	35.4%	34.2%	35.1%	30.5%	26.4%
Current ratio	1.3	1.0	1.0	1.2	1.2
Interest coverage (3)	16.6×	11.9×	13.7×	13.4×	14.2×
Net working capital to sales	5.3%	(0.3)%	(0.9)%	4.8%	4.7%
Effective income tax rate (4)	30.0%	33.3%	32.6%	31.0%	29.2%
General					
Capital expenditures	$ 91	$ 117	$ 166	$ 210	$ 143
Total technical expenditures (5)	102	106	102	101	95
Advertising expenditures	218	234	256	281	257
Repairs and maintenance	69	76	73	69	62
Depreciation	145	143	139	123	120
Amortization of intangible assets	26	22	24	23	23
Shareholders of record (total count)	9,151	9,469	9,803	10,173	10,625
Number of employees (total count)	29,220	30,677	31,572	30,767	29,434
Sales per employee (thousands of dollars)	$ 243	$ 260	$ 254	$ 254	$ 244
Sales per dollar of assets	1.64	1.81	1.65	1.56	1.65

(1) Based on net income and shareholders' equity at beginning of year.
(2) Based on cash dividends per common share and prior year's diluted net income per common share.
(3) Ratio of income before income taxes, minority interest and interest expense to interest expense.
(4) Based on income before income taxes and minority interest.
(5) See Note 1, page 47 of this report, for a description of technical expenditures.

SUMMARY

The Sherwin-Williams Company, founded in 1866, and its consolidated wholly owned subsidiaries (collectively, the "Company") are engaged in the development, manufacture, distribution and sale of paint, coatings and related products to professional, industrial, commercial and retail customers primarily in North and South America with additional operations in the Caribbean region, Europe and Asia. The Company is structured into three reportable operating segments – Paint Stores Group, Consumer Group and Global Finishes Group (collectively, the "Reportable Operating Segments") – and an Administrative Segment in the same way it is internally organized for assessing performance and making decisions regarding allocation of resources. See pages 5 through 7 and page 10 of this report and Note 19, on pages 75 through 77 of this report, for more information concerning the Reportable Operating Segments.

The weak U.S. and global economic conditions that affected architectural paint sales volume in 2008 continued to challenge operations in 2009. The decline in architectural paint sales volume expanded into other markets served by the Company, reduced manufacturing volume demand and spread into foreign markets. In respect to the continuing weak U.S. and global economic conditions in 2009, management of the Company reviewed carrying values periodically during the year to ensure the Company's assets and liabilities were properly valued based on the latest information available on which to base such valuations. Specifically, management performed in-depth reviews to determine that: the collectibility of accounts receivable was properly estimated; current market values of inventories exceeded cost; the quoted and unavailable market values of deferred pension assets were reasonable; fair market values of goodwill and intangible assets were appropriately and reasonably estimated; the useful lives and fair market values of property, plant and equipment were established in relation to the current lower manufacturing and sales demand; adequate impairments of property, plant and equipment and accrual of qualified exit costs were recorded for all closed sites being held for disposal; and all sales allowances, returns, discounts, warranties and complaint allowances were reasonably stated in respect to the current economic conditions and changing business environment. The results of the procedures performed are evident in some categories, such as impairments of intangible assets, and less evident in other categories. For more information concerning management's periodic reviews conducted in respect to the current economic environment, see the discussion of critical accounting policies and estimates in the following section.

The Company's financial condition, liquidity and cash flow remained strong in 2009 in spite of the continuing challenging U.S. and global economic conditions that included significant reductions in demand, increased manufacturing costs related to lower volume throughput, tight credit markets and severe fluctuations in foreign currency rates. Net working capital improved $403.9 million at December 31, 2009 compared to 2008 due primarily to a larger proportional decrease in current liabilities than current assets. Short-term borrowings decreased $493.8 million, and all other current liabilities decreased $49.3 million. Accounts receivable and Inventories were down $199.6 million. The remaining current assets increased $60.5 million due primarily to an increase in cash and cash equivalents of $43.1 million. The Company's current ratio improved to 1.27 at December 31, 2009 from 0.99 December 31, 2008. Total debt at December 31, 2009 decreased $16.1 million to $817.6 million from $833.7 at December 31, 2008. Total debt increased as a percentage of total capitalization to 35.4 percent from 34.2 percent at the end of 2008. At December 31, 2009, the Company had remaining borrowing ability of $1.60 billion. Net operating cash decreased $17.0 million to $859.2 million in 2009 from $876.2 million in 2008 due primarily to a reduction in net income adjusted for non-cash items of $105.4 million and higher costs incurred for environmental matters and qualified exit costs of $21.3 million partially offset by a reduction in working capital $115.5 million. Net operating cash increased as a percent to sales to 12.1 percent in 2009 compared to 11.0 percent in 2008. Strong Net operating cash provided the funds necessary to complete an acquisition, sustain the Company's remaining manufacturing and distribution capabilities, maintain its financial stability and return cash to its shareholders through dividends and treasury stock purchases. In 2009, the Company invested $15.4 million in acquisitions, spent $91.3 million in capital additions and improvements, reduced its total debt $16.1 million, purchased $530.4 million in treasury stock, and paid $162.6 million in cash dividends to its shareholders of common stock.

Results of operations for the Company in 2009 continued to be pressured by a decrease in end-market demand for coatings and other building materials caused by the effects of the expanding global economic downturn and a lingering depressed U.S. housing market. Consolidated net sales decreased 11.1 percent in 2009 to $7.09 billion from $7.98 billion in 2008 due primarily to sales volume declines resulting from continued weak domestic architectural markets and the global economic slowdown that started in the second half of 2008. Net sales in the Paint Stores Group decreased 12.9 percent in the year to $4.21 billion due primarily to continuing weak residential and commercial architectural paint sales volume and lower sales in industrial coatings and non-paint categories that were partially offset by 2008 selling price increases. Net sales in the Paint Stores Group from stores open more than twelve calendar months decreased 12.9 percent. Net sales in the Consumer Group decreased 3.7 percent to $1.23 billion due primarily to lower volume sales to most of the Group's retail customers. Net sales in the Global Finishes Group decreased 11.4 percent in the year to $1.65 billion when stated in U.S. dollars due primarily to lower paint sales volume and unfavorable currency translation rate changes that were partially offset by acquisitions and selling price increases. Global Finishes Group net sales stated in local currencies decreased 6.6 percent in 2009 compared to 2008. Gross profit as a percent of consolidated net sales increased to 46.0 percent in 2009 from 43.8 percent in 2008 due primarily to stabilizing raw material costs and lower freight and other distribution costs partially offset by higher costs related to lower manufactured volume and unfavorable currency translation rates. Selling, general and administrative expenses (S,G&A) decreased $108.8 million dollars in 2009 compared to 2008 due to good expense control across all Reportable Operating Segments. S,G&A increased as a percent of consolidated net sales to 35.7 percent in 2009 as compared to 33.1 percent in 2008 due primarily to the sales decline. Other general expense – net increased $14.3 million due to increased accruals for environmental-related matters. Trademark impairment charges of $14.1 million occurred in 2009 due to the anticipated shortfall in sales of certain domestic and foreign trademarks. Impairments of trademarks and goodwill were $54.6 million in 2008. In 2009, the Company dissolved a European subsidiary resulting in a pre-tax expense of $21,923. The Company restructured other business units to maintain service to the majority of its European customers. Interest expense decreased $25.7 million in 2009 due to lower short-term borrowings and borrowing rates. The effective income tax rate for 2009 was 30.0 percent compared to 33.3 percent in 2008. Diluted net income per common share, including a loss on the dissolution of a foreign subsidiary and impairment charges totaling $0.13 per share in 2009 and impairment charges of $0.31 per share in 2008, decreased 5.5 percent to $3.78 per share for 2009 from $4.00 per share a year ago.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation and fair presentation of the consolidated financial statements, accompanying notes and related financial information included in this report are the responsibility of management. The consolidated financial statements, accompanying notes and related financial information included in this report have been prepared in accordance with U.S. generally accepted accounting principles. The consolidated financial statements contain certain amounts that were based upon management's best estimates, judgments and assumptions. Management considered the impact of the continuing global economic recession and utilized certain outside economic sources of information when developing the bases for their estimates and assumptions. The impact of the continuing soft global economic conditions on the estimates and assumptions used by management was believed to be reasonable under the circumstances. Management used assumptions based on historical results, considering the current economic trends, and other assumptions to form the basis for determining appropriate carrying values of assets and liabilities that were not readily available from other sources. Actual results could differ from those estimates. Also, materially different amounts may result under materially different conditions, materially different economic trends or from using materially different assumptions. However, management believes that any materially different amounts resulting from materially different conditions or material changes in facts or circumstances are unlikely to significantly impact the current valuation of assets and liabilities that were not readily available from other sources.

All of the significant accounting policies that were followed in the preparation of the consolidated financial statements are disclosed in Note 1, on pages 44 through 50 of this report. The following procedures and assumptions utilized by management directly impacted many of the reported amounts in the consolidated financial statements.

Non-Traded Investments

The Company has invested in the U. S. affordable housing and historic renovation real estate markets. These investments have been identified as variable interest entities. However, the Company is not the primary beneficiary and did not consolidate the operations of the investments. The carrying amounts of these non-traded investments, which approximate market value, were determined based on cost less related income tax credits determined by the effective yield method. The Company's risk of loss from these non-traded investments is limited to the amount of its contributed capital. The Company has no ongoing capital commitments, loan requirements or guarantees with the general partners that would require any future cash contributions other than the contractually committed capital contributions that are disclosed in the contractual obligations table on page 24 of this report. See Note 1, on page 44 of this report, for more information on non-traded investments.

Accounts Receivable

Accounts receivable were recorded at the time of credit sales net of provisions for sales returns and allowances. Provisions for allowances for doubtful collection of accounts, included in Selling, general and administrative expenses, were based on management's best judgment and assessment, including an analysis of historical bad debts, a review of the aging of Accounts receivable and a review of the current creditworthiness of customers. Management recorded allowances for such accounts which were believed to be uncollectible, including amounts for the resolution of potential credit and other collection issues such as disputed invoices, customer satisfaction claims and pricing discrepancies. However, depending on how such potential issues are resolved, or if the financial condition of any of the Company's customers were to deteriorate and their ability to make required payments became impaired, increases in these allowances may be required. As of December 31, 2009, no individual customer constituted more than 5 percent of Accounts receivable.

Inventories

Inventories were stated at the lower of cost or market with cost determined principally on the last-in, first-out (LIFO) method based on inventory quantities and costs determined during the fourth quarter. Inventory quantities were adjusted during the fourth quarter as a result of annual physical inventory counts taken at all locations. If inventories accounted for on the LIFO method are reduced on a year-over-year basis, liquidation of certain quantities carried at costs prevailing in prior years occurs. Management recorded the best estimate of net realizable value for obsolete and discontinued inventories based on historical experience and current trends through reductions to inventory cost by recording a provision included in Cost of goods sold. Where management estimated that the reasonable market value was below cost or determined that future demand was lower than current inventory levels, based on historical experience, current and projected market demand, current and projected volume trends and other relevant current and projected factors associated with the weak global market, a reduction in inventory cost to estimated net realizable value was made. See Note 4, on page 51 of this report, for more information regarding the impact of the LIFO inventory valuation.

Purchase Accounting, Goodwill and Intangible Assets

In accordance with the Business Combinations Topic of the ASC, the Company used the purchase method of accounting to allocate costs of acquired businesses to the assets acquired and liabilities assumed based on their estimated fair values at the dates of acquisition. The excess costs of acquired businesses over the fair values of the assets acquired and liabilities assumed were recognized as Goodwill. The valuations of the acquired assets and liabilities will impact the determination of future operating results. In addition to using management estimates and negotiated amounts, the Company used a variety of information sources to determine the estimated fair values of acquired assets and liabilities including: third-party appraisals for the estimated value and lives of identifiable intangible assets and property, plant and equipment; third-party actuaries for the estimated obligations of defined benefit pension plans and similar benefit obligations; and legal counsel or other experts to assess the obligations associated with legal, environmental and other contingent liabilities. The business and technical judgment of management was used in determining which intangible assets have indefinite lives and in determining the useful lives of finite-lived intangible assets in accordance with the Goodwill and Other Intangibles Topic of the ASC. Effective January 1, 2009, costs incurred in connection with business combinations, such as legal fees, bank fees and valuation fees as well as indirect costs such as recurring internal costs, are no longer capitalized as part of the purchase price and are expensed as incurred.

As required by the Goodwill and Other Intangibles Topic of the ASC, management performs impairment tests of goodwill and indefinite-lived intangible assets whenever an event occurs or circumstances change that indicate impairment has more likely than not occurred. Also, as required, management performs impairment testing of goodwill and indefinite-lived intangible assets at least annually during the fourth quarter of each year.

In accordance with the Goodwill and Other Intangibles Topic of the ASC, management tests goodwill for impairment at the reporting unit level. A reporting unit is a reportable operating segment per the Segment Reporting Topic of the ASC or one level below the reportable operating segment (component level) as determined by the availability of discrete financial information that is regularly reviewed by operating segment management or an aggregate of component levels of a reportable operating segment having similar economic characteristics. At the time of goodwill impairment testing, management determines fair value through the use of a discounted cash flow valuation model incorporating discount rates commensurate with the risks involved for each reporting unit. If the calculated fair value is less than the current carrying value, impairment of the reporting unit may exist. The use of a discounted cash flow valuation model to determine estimated fair value is common practice in impairment testing in the absence of available domestic and international transactional market evidence to determine the fair value. The key assumptions used in the discounted cash flow valuation model for impairment testing include discount rates, growth rates, cash flow projections and terminal value rates. Discount rates are set by using the Weighted Average Cost of Capital ("WACC") methodology. The WACC methodology considers market and industry data as well as Company-specific risk factors for each reporting unit in determining the appropriate discount rates to be used. The discount rate utilized for each reporting unit is indicative of the return an investor would expect to receive for investing in such a business. Operational management, considering industry and Company-specific historical and projected data, develops growth rates, sales projections and cash flow projections for each reporting unit. Terminal value rate determination follows common methodology of capturing the present value of perpetual cash flow estimates beyond the last projected period assuming a constant WACC and low long-term growth rates. As an indicator that each reporting unit has been valued appropriately through the use of the discounted cash flow valuation model, the aggregate of all reporting units fair value is reconciled to the total market capitalization of the Company. The discounted cash flow valuation methodology and calculations used in 2009 impairment testing are consistent with prior years.

In accordance with the Goodwill and Other Intangibles Topic of the ASC, management tests indefinite-lived intangible assets for impairment at the asset level, as determined by appropriate asset valuations at acquisition. Management utilizes the royalty savings method and valuation model to determine the estimated fair value for each indefinite-lived intangible asset or trademark. In this method, management estimates the royalty savings arising from the ownership of the intangible asset. The key assumptions used in estimating the royalty savings for impairment testing include discount rates, royalty rates, growth rates, sales projections and terminal value rates. Discount rates used are similar to the rates developed by the WACC methodology considering any differences in Company-specific risk factors between reporting units and trademarks. Royalty rates are established by management and valuation experts and periodically substantiated by valuation experts. Operational management, considering industry and Company-specific historical and projected data, develops growth rates and sales projections for each significant trademark. Terminal value rate determination follows common methodology of capturing the present value of perpetual sales estimates beyond the last projected period assuming a constant WACC and low long-term growth rates. The royalty savings valuation methodology and calculations used in 2009 impairment testing are consistent with prior years.

The discounted cash flow and royalty savings valuation methodologies require management to make certain assumptions based upon information available at the time the valuations are performed. Actual results could differ from these assumptions. Management believes the assumptions used are reflective of what a market participant would have used in calculating fair value considering the current economic conditions. See Notes 2 and 5, pages 50 through 53 of this report, for a discussion of businesses acquired, the estimated fair values of goodwill and identifiable intangible assets recorded at acquisition date and reductions in carrying value of goodwill and indefinite-lived intangible assets recorded as a result of impairment tests in accordance with the Goodwill and Other Intangibles Topic of the ASC.

Property, Plant and Equipment and Impairment of Long Lived Assets

Property, plant and equipment was stated on the basis of cost and depreciated principally on a straight-line basis using industry standards and historical experience to estimate useful lives. In accordance with the Property, Plant and Equipment Topic of the ASC, if events or changes in circumstances indicated that the carrying value of long-lived assets may not be recoverable or the useful life had changed, impairment tests were performed or the useful life was adjusted. Undiscounted future cash flows were used to calculate the recoverable value of long-lived assets to determine if such assets were impaired. Where impairment was identified, management determined fair values for assets using a discounted cash flow valuation model, incorporating discount rates commensurate with the risks involved for each group of assets. Growth models were developed using both industry and company historical results and forecasts. If the usefulness of an asset was determined to be impaired, management estimated a new useful life based on the period of time for projected uses of the asset. Such models and changes in useful life required management to make certain assumptions based upon information available at the time the valuation or determination was performed. Actual results could differ from these assumptions. Management believes the assumptions used are reflective of what a market participant would have used in calculating fair value or useful life considering the current economic conditions. See Notes 5 and 6, on pages 51 through 56 of this report, for a discussion of the reductions in carrying value or useful life of long-lived assets in accordance with the Property, Plant and Equipment Topic of the ASC.

Exit or Disposal Activities

Management is continually re-evaluating the Company's operating facilities against its long-term strategic goals. During 2009 and 2008, management revised some of its long-term strategic goals in line with the continuing weak economic conditions and product demand that are expected to exist globally resulting in the shutdown, closure and potential disposition of certain manufacturing and distribution facilities, administrative offices, stores and branches. Liabilities associated with exit or disposal activities are recognized as incurred in accordance with the Exit or Disposal Cost Obligations Topic of the ASC and property, plant and equipment is tested for impairment in accordance with the Property, Plant and Equipment Topic of the ASC. Provisions for qualified exit costs are made at the time a facility is no longer operational, include amounts estimated by management and primarily represent post-closure rent expenses, incremental post-closure costs and costs of employee terminations. Adjustments may be made to liabilities accrued for qualified exit costs if information becomes available upon which more accurate amounts can be reasonably estimated. If impairment of property, plant and equipment exists, the carrying value is reduced to fair value estimated by management. Additional impairment may be recorded for subsequent revisions in estimated fair value. See Note 6, on pages 53 through 56 of this report, for information concerning impairment of property, plant and equipment and accrued qualified exit costs.

Other Liabilities

The Company is self-insured for certain liabilities, primarily worker's compensation claims, employee medical and disability benefits, and automobile, property, general and product liability claims. Estimated amounts were accrued for certain worker's compensation, employee medical and disability benefits, automobile and property claims filed but unsettled and estimated claims incurred but not reported based upon management's estimated aggregate liability for claims incurred using historical experience, actuarial assumptions followed in the insurance industry and actuarially-developed models for estimating certain liabilities. Certain estimated general and product liability claims filed but unsettled were accrued based on management's best estimate of ultimate settlement or actuarial calculations of potential liability using industry experience and actuarial assumptions developed for similar types of claims.

Defined Benefit Pension and Other Postretirement Benefit Plans

To determine the Company's ultimate obligation under its defined benefit pension plans and postretirement benefit plans other than pensions, management must estimate the future cost of benefits and attribute that cost to the time period during which each covered employee works. To determine the obligations of such benefit plans, management uses actuaries to calculate such amounts using key assumptions such as discount rates, inflation, long-term investment returns, mortality, employee turnover, rate of compensation increases and medical and prescription drug costs. Management reviews all of these assumptions on an ongoing basis to ensure that the most current information available is being considered. An increase or decrease in the assumptions or economic events outside management's control could have a direct impact on the Company's results of operations or financial condition.

In accordance with the Retirement Benefits Topic of the ASC, the Company recognizes each plan's funded status as an asset for over-funded plans and as a liability for unfunded or under-funded plans. Actuarial gains and losses and prior service costs are recognized and recorded in Cumulative other comprehensive loss, a component of Shareholders' equity. The amounts recorded in Cumulative other comprehensive loss will continue to be modified as actuarial assumptions and service costs change, and all such amounts will be amortized to expense over a period of years through the net pension and net periodic benefit costs.

Effective July 1, 2009, the domestic salaried defined benefit pension plan was revised. Prior to July 1, 2009, the contribution was based on six percent of compensation for certain covered employees. Under the revised plan, such participants are credited with certain contribution credits that range from two percent to seven percent of compensation based on an age and service formula.

A reduction in the over-funded status of the Company's defined benefit pension plans at December 31, 2008, due to the decrease in market value of equity securities held by the plans, increased the future amortization of actuarial losses recognized in Cumulative comprehensive loss. This amortization, combined with the reduction in estimated returns on assets of the plans due to the lower level of asset values, increased net pension costs in 2009. An increase in market value of equity securities held by the plans during 2009 will decrease the future amortization of actuarial losses recognized in Cumulative comprehensive loss, but not enough to offset the full extent of losses experienced in 2008. This amortization, combined with the change in the domestic salaried defined benefit pension plan and the increase in estimated returns on assets of the plans due to the higher level of asset values, will decrease net pension costs in 2010. See Note 7, on pages 57 through 62 of this report, for information concerning the Company's defined benefit pension plans and postretirement benefit plans other than pensions.

Debt

The fair values of the Company's publicly traded long-term debt were based on quoted market prices. The fair values of the Company's non-traded long-term debt were estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. See Note 1, on page 44 of this report, for the carrying amounts and fair values of the Company's long-term debt, and Note 8, on pages 62 and 63 of this report, for a description of the Company's long-term debt arrangements.

Environmental Matters

The Company is involved with environmental investigation and remediation activities at some of its currently and formerly owned sites and at a number of third-party sites. The Company accrues for environmental-related activities for which commitments or clean-up plans have been developed and for which costs can be reasonably estimated based on industry standards and professional judgment. All accrued amounts were recorded on an undiscounted basis. Environmental-related expenses included direct costs of investigation and remediation and indirect costs such as compensation and benefits for employees directly involved in the investigation and remediation activities and fees paid to outside engineering, actuarial, consulting and law firms. Due to uncertainties surrounding environmental investigations and remediation activities, the Company's ultimate liability may result in costs that are significantly higher than currently accrued. See pages 22 through 24 and Note 9, on pages 63 through 65 of this report, for information concerning the accrual for extended environmental-related activities and a discussion concerning unaccrued future loss contingencies.

Litigation and Other Contingent Liabilities

In the course of its business, the Company is subject to a variety of claims and lawsuits, including litigation relating to product liability and warranty, personal injury, environmental, intellectual property, commercial and contractual claims. Management believes that the Company has properly accrued for all known liabilities that existed and those where a loss was deemed probable for which a fair value was available or an amount could be reasonably estimated in accordance with all present U.S. generally accepted accounting principles. However, because litigation is inherently subject to many uncertainties and the ultimate result of any present or future litigation is unpredictable, the Company's ultimate liability may result in costs that are significantly higher than currently accrued. In the event that the Company's loss contingency is ultimately determined to be significantly higher than currently accrued, the recording of the liability may result in a material impact on net income for the annual or interim period during which such liability is accrued. Additionally, due to the uncertainties involved, any potential liability determined to be attributable to the Company arising out of such litigation may have a material adverse effect on the Company's results of operations, liquidity or financial condition. See pages 26 through 29 of this report and Note 10, on pages 65 through 68 of this report, for information concerning litigation.

In addition, the Company may be subject to potential liabilities for which a loss was not deemed probable at this time and a fair value was not available or an amount could not be reasonably estimated due to uncertainties involved. See pages 25 and 26 of this report for more information concerning contingent liabilities.

Income Taxes

The Company estimated income taxes in each jurisdiction that it operated. This involved estimating taxable earnings, specific taxable and deductible items, the likelihood of generating sufficient future taxable income to utilize deferred tax assets and possible exposures related to future tax audits. To the extent these estimates change, adjustments to deferred and accrued income taxes will be made in the period in which the changes occur. Effective January 1, 2007, the Company adopted the Income Taxes Topic of the ASC. The Income Taxes Topic of the ASC clarifies the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Topic also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. See Note 15, on pages 72 through 74 of this report, for information concerning the Company's unrecognized tax benefits, interest and penalties and current and deferred tax expense.

Stock-Based Compensation

The cost of the Company's stock-based compensation is recorded in accordance with the Stock Compensation Topic of the ASC. The Company follows the "modified prospective" method as described in the Topic whereby compensation cost is recognized for all share-based payments granted after December 31, 2005 and for all unvested awards granted prior to January 1, 2006.

The Company estimates the fair value of all share-based payments using a Black-Scholes-Merton option pricing model which requires management to make estimates for certain assumptions. Management and a consultant continuously review the following significant assumptions: risk-free interest rate, expected life of options, expected volatility of stock and expected dividend yield of stock. An increase or decrease in the assumptions or economic events outside management's control could have a direct impact on the Company's results of operations. See Note 13, on pages 70 and 71 of this report, for more information on stock-based compensation.

Revenue Recognition

The Company's revenue was primarily generated from the sale of products. All sales of products were recognized when shipped and title had passed to unaffiliated customers. Collectibility of amounts recorded as revenue is reasonably assured at time of sale. Discounts were recorded as a reduction to sales in the same period as the sale resulting in an appropriate net sales amount for the period. Standard sales terms are final and returns or exchanges are not permitted unless expressly stated. Estimated provisions for returns or exchanges, recorded as a reduction resulting in net sales, were established in cases where the right of return existed. The Company offered a variety of programs, primarily to its retail customers, designed to promote sales of its products. Such programs required periodic payments and allowances based on estimated results of specific programs and were recorded as a reduction resulting in net sales. The Company accrued the estimated total payments and allowances associated with each transaction at the time of sale. Additionally, the Company offered programs directly to consumers to promote the sale of its products. Promotions that reduced the ultimate consumer sale prices were recorded as a reduction resulting in net sales at the time the promotional offer was made, generally using estimated redemption and participation levels. The Company continually assesses the adequacy of accruals for customer and consumer promotional program costs earned but not yet paid. To the extent total program payments differ from estimates, adjustments may be necessary. Historically, these total program payments and adjustments have not been material.

FINANCIAL CONDITION, LIQUIDITY AND CASH FLOW

Overview

The Company's financial condition, liquidity and cash flow remained strong in 2009 in spite of the continuing challenging U.S. and global economic conditions that included significant reductions in demand, increased manufacturing costs related to lower volume throughput, tight credit markets and severe fluctuations in foreign currency rates. Net working capital improved $403.9 million at December 31, 2009 compared to 2008 due primarily to a larger proportional decrease in current liabilities than current assets. Short-term borrowings decreased $493.8 million, and all other current liabilities decreased $49.3 million. Accounts receivable and Inventories were down $199.6 million. The remaining current assets increased $60.5 million due primarily to an increase in cash and cash equivalents of $43.1 million. The Company's current ratio improved to 1.27 at December 31, 2009 from 0.99 December 31, 2008. Total debt at December 31, 2009 decreased $16.1 million to $817.6 million from $833.7 at December 31, 2008. Total debt increased as a percentage of total capitalization to 35.4 percent from 34.2 percent at the end of 2008. At December 31, 2009, the Company had remaining borrowing ability of $1.60 billion. Net operating cash decreased $17.0 million to $859.2 million in 2009 from $876.2 million in 2008 due primarily to a reduction in net income adjusted for non-cash items of $105.4 million and higher costs incurred for environmental matters and qualified exit costs of $21.3 million partially offset by a reduction in working capital of $115.5 million. Net operating cash increased as a percent to sales to 12.1 percent in 2009 compared to 11.0 percent in 2008. Strong Net operating cash provided the funds necessary to complete an acquisition, to sustain the Company's remaining manufacturing and distribution capabilities, maintain its financial stability and return cash to its shareholders through dividends and treasury stock purchases. In 2009, the Company invested $15.4 million in acquisitions, spent $91.3 million in capital additions and improvements, reduced its total debt $16.1 million, purchased $530.4 million in treasury stock, and paid $162.6 million in cash dividends to its shareholders of common stock.

Net Working Capital

Total current assets less Total current liabilities (net working capital) improved $403.9 million to a surplus of $376.4 million at December 31, 2009 from a deficit of $27.5 million at December 31, 2008. The improvement in net working capital related to a decrease in Total current liabilities of $543.1 million due primarily to a decrease in Short-term borrowings of $493.8 million and Accounts payables of $63.3 million. The Company has sufficient total available borrowing capacity to fund its current operating needs. A corresponding decrease in Total current assets of $139.2 million was due primarily to a reduction in Accounts receivable and Inventories of $199.6 million partially offset by an increase in Cash and cash equivalents of $43.1 million and Deferred income taxes of $23.7 million. The decrease in Total current liabilities that exceeded the decrease in Total current assets caused the Company's current ratio to improve to 1.27 at December 31, 2009 from 0.99 at December 31, 2008. Accounts receivable as a percent of Net sales increased to 9.8 percent in 2009 from 9.6 percent in 2008 as accounts receivables decreased less than sales. Accounts receivable days outstanding decreased to 53 days in 2009 from 58 days in 2008. In 2009, provisions for allowance for doubtful collection of accounts increased $4.0 million, or 9.8 percent, due to the increased level of uncollectible accounts being realized due to the continuing weak economic conditions. Inventories improved as a percent of Net sales, to 10.4 percent in 2009 from 10.8 percent in 2008, due primarily to good inventory control. Inventory days outstanding decreased to 96 days in 2009 from 104 days in 2008. Accounts payable decreased in 2009 to $674.8 million compared to $738.1 million last year due primarily to reduced material requirements for lower manufactured paint volumes.

Goodwill and Intangible Assets

Goodwill, which represents the excess of cost over the fair value of net assets acquired in purchase business combinations, increased $8.1 million in 2009 due primarily to $4.1

million additional goodwill resulting from acquisitions and other adjustments, primarily currency translation rate changes, of $4.0 million.

Intangible assets decreased $20.6 million during 2009. Acquired indefinite-lived intangible assets of $3.2 million, finite-lived intangible assets of $2.6 million, $6.9 million of capitalized software costs, and other adjustments of $6.6 million, primarily currency translation rate changes, of $5.0 million were more than offset by impairments of indefinite-lived intangible assets of $14.1 million and amortization of finite-lived intangible assets of $25.7 million. Acquired finite-lived intangible assets included assets such as covenants not to compete, customer lists and product formulations. Costs related to designing, developing, obtaining and implementing internal use software are capitalized and amortized in accordance with the Goodwill and Other Intangibles Topic of the ASC. See Notes 2 and 5, on pages 50 through 53 of this report, for a description of acquired goodwill, identifiable intangible assets and asset impairments recorded in accordance with the Goodwill and Other Intangibles Topic of the ASC and summaries of the remaining carrying values of goodwill and intangible assets.

Deferred Pension Assets

Deferred pension assets of $245.3 million at December 31, 2009 represent the excess of the fair market value of assets over the actuarially determined projected benefit obligations of the domestic salaried defined benefit pension plan. The increase in Deferred pension assets during 2009 of $29.7 million, from $215.6 million last year, was due primarily to an increase in the fair market value of equity securities held by the salaried defined benefit pension plan. In accordance with the accounting prescribed by the Retirement Benefits Topic of the ASC, the increase in the value of the Deferred pension assets is offset in Cumulative other comprehensive loss and is amortized as a component of Net pension costs over a defined period of pension service. See Note 7, on pages 57 through 62 of this report, for more information concerning the excess fair value of assets over projected benefit obligations of the salaried defined benefit pension plan and the amortization of actuarial gains or losses relating to changes in the excess assets and other actuarial assumptions.

Property, Plant and Equipment

Net property, plant and equipment decreased $41.4 million to $818.7 million at December 31, 2009 due primarily to depreciation expense of $145.2 million and the disposal of assets with remaining net book value. Capital expenditures of $91.3 million and acquired assets of $3.2 million partially offset the decreases in property, plant and equipment. Capital expenditures during 2009 in the Paint Stores Group were primarily attributable to the opening of new paint stores and improvements in existing stores. In the Consumer Group, capital expenditures during 2009 were primarily related to efficiency improvements and maintenance items in existing production and distribution facilities. Capital expenditures in the Global Finishes Group were primarily attributable to the opening of new branches and improvements in existing manufacturing and distribution facilities. The Administrative segment incurred capital expenditures primarily for upgrading the Company's headquarters building and information systems hardware. In 2010, the Company expects to spend only slightly more for capital expenditures than in 2009 due to the continuing impact of the global economic decline on market demand. The predominant share of the capital expenditures in 2010 is expected to be for various productivity improvement and maintenance projects at existing manufacturing and distribution facilities, new store openings and new or upgraded information systems hardware. The Company does not anticipate the need for any specific long-term external financing to support these capital expenditures.

Debt

At December 31, 2009, there were no borrowings outstanding under the domestic commercial paper program. Borrowings outstanding under the domestic commercial paper program were $83.1 million and $299.2 million with weighted-average interest rates of 2.6 percent and 5.5 percent at December 31, 2008 and December 31, 2007, respectively. Borrowings outstanding under various foreign programs at December 31, 2009 were $22.7 million with a weighted-average interest rate of 8.8 percent. At December 31, 2008 and December 31, 2007, foreign borrowings were $33.4 million and $107.9 million with weighted-average interest rates of 9.5 percent and 8.9 percent, respectively. Long-term debt, including the current portion, increased a net $477.6 million during 2009 due primarily to the issuance of $500.0 million of debt securities consisting of 3.125% senior notes, due December 15, 2014, issued on December 16, 2009. There was no change to the Company's debt ratings of A3 stable by Moody's Investors Service. The S&P rating remained at A-, but on August 17, 2009 S&P raised the Company's outlook from negative to stable and on December 16, 2009 S&P changed the outlook again from stable to positive. Fitch Rating Services maintained the Company's ratings at A with a stable outlook for the period.

During 2006, the Company entered into a three-year agreement that gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $250.0 million. This agreement matured in 2009 and was not renewed.

During 2006, the Company entered into an additional five-year credit agreement that gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $250.0 million. In 2007, the Company entered into two additional five-year credit agreements giving the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $500.0 million. At December 31, 2009, there were no borrowings outstanding under any of these agreements. At December 31, 2008, $400,000 was outstanding with a weighted average interest rate of 2.8 percent. At December 31, 2007, $250,000 was outstanding with a weighted average interest rate of 5.0 percent.

At December 31, 2009, the Company had an $845.0 million five-year senior unsecured revolving credit agreement. The agreement was amended in 2008 to extend the maturity date from July 20, 2009 to July 20, 2010. A $500.0 million letter of credit subfacility agreement was reduced to $300.0 million in 2008. The Company uses the revolving credit agreement primarily to satisfy its commercial paper program's dollar for dollar liquidity requirement. The Company's commercial paper program maximum borrowing capacity is $845.0 million. Due to the seasonality of the Company's business and the need for available cash prior to the primary selling season and collecting accounts receivable, the Company expects to continue to issue commercial paper during 2010. There were no borrowings outstanding under the revolving credit agreement at December 31, 2009, 2008 or 2007.

On January 8, 2010, the Company terminated its existing $845.0 million credit agreement scheduled to expire on July 20, 2010 and entered into a new $500.0 million three-year senior unsecured revolving credit agreement. The new credit agreement allows the Company to increase the facility to an aggregate amount of $750.0 million, subject to the discretion of each lender to participate in such increase. The new credit agreement will mature on January 8, 2013 and provides the Company with the right to request that the lenders extend the maturity date for two additional periods of one year each. This agreement will be used primarily to support commercial paper borrowings. The maximum borrowing capacity of the Company's commercial paper program was reduced to $500.0 million effective January 8, 2010.

See Note 8, on pages 62 and 63 of this report, for a detailed description of the Company's debt outstanding and other available financing programs.

Defined Benefit Pension and Other Postretirement Benefit Plans

In accordance with the accounting prescribed by the Retirement Benefits Topic of the ASC, the Company's total liability for unfunded or under-funded defined benefit pension plans decreased $7.2 million to $26.8 million. Postretirement benefits other than pensions increased $35.7 million to $300.5 million at December 31, 2009. The increase in the liability was due to the increase in the actuarially determined postretirement benefit obligation due primarily to changes in the actuarial assumptions and unfavorable claims experience and other demographics.

Effective July 1, 2009, the domestic salaried defined benefit pension plan was revised. Prior to July 1, 2009, the contribution was based on six percent of compensation for covered employees. Under the revised plan, such participants are credited with certain contribution credits that range from two percent to seven percent of compensation based on an age and service formula. Amounts previously recorded in Cumulative other comprehensive loss in accordance with the provisions of the Retirement Benefits Topic of the ASC were modified in 2009 resulting in a decrease in comprehensive loss due primarily to the change in the domestic salaried defined benefit pension plan and an increase in the excess plan assets over the actuarially calculated projected benefit obligation in the domestic defined benefit pension plans. Partially offsetting this decreased loss were modifications to actuarial assumptions used to calculate projected benefit obligations.

The assumed discount rate used to determine the actuarial present value of projected defined benefit pension and other postretirement benefit obligations for domestic plans was decreased from 6.1 percent to 5.5 percent at December 31, 2009 due to decreased rates of high-quality, long-term investments and was slightly higher for foreign defined benefit pension plans. The rate of compensation increases used to determine the projected benefit obligations remained at 4.0 percent for domestic pension plans and was slightly lower on most foreign plans. In deciding on the rate of compensation increases, management considered historical Company increases as well as expectations for future increases. The expected long-term rate of return on assets remained at 7.5 percent for 2009 for domestic pension plans and was slightly lower for most foreign plans. In establishing the expected long-term rate of return on plan assets for 2009, management considered the historical rates of return, the nature of investments and an expectation for future investment strategies. The assumed health care cost trend rates used to determine the net periodic benefit cost of postretirement benefits other than pensions for 2009 were 7.5 percent for medical and 9.0 percent for prescription drug cost increases, both decreasing gradually to 5.0 percent in 2014 for prescription drug cost increases and in 2015 for health care. The assumed health care cost trend rates used to determine the benefit obligation at December 31, 2009 were 8.0 percent for medical and 9.0

percent for prescription drug cost increases. In developing the assumed health care cost trend rates, management considered industry data, historical Company experience and expectations for future health care costs.

For 2010 Net pension cost and Net periodic benefit cost recognition for domestic plans, the Company will use a discount rate of 5.5 percent, an expected long-term rate of return on assets of 7.5 percent, a rate of compensation increase of 4.0 percent and cost trend rates of 7.5 percent for health care and 9.0 percent for prescription drug cost increases. Slightly higher discount rates and rates of compensation increases and lower expected long-term rates of return on plan assets will be used for most foreign plans. Use of these assumptions, a change in the domestic salaried defined benefit pension plan, and amortization of actuarial gains will result in a domestic Net pension cost in 2010 that is expected to be approximately $13.8 million lower than in 2009 and a Net periodic benefit cost for postretirement benefits other than pensions that is expected to increase slightly in 2010 compared to 2009. See Note 7, on pages 57 through 62 of this report, for more information on the Company's obligations and funded status of its defined benefit pension plans and postretirement benefits other than pensions.

Other Long-Term Liabilities

Other long-term liabilities increased $51.7 million during 2009 due primarily to an increase of $26.2 million in non-current and deferred tax liabilities. Accruals for extended environmental-related liabilities included in Other long-term liabilities increased $22.0 million in 2009. See below and Note 9, on pages 63 through 65 of this report, for further information on environmental-related long-term liabilities.

Environmental-Related Liabilities

The operations of the Company, like those of other companies in the same industry, are subject to various federal, state and local environmental laws and regulations. These laws and regulations not only govern current operations and products, but also impose potential liability on the Company for past operations. Management expects environmental laws and regulations to impose increasingly stringent requirements upon the Company and the industry in the future. Management believes that the Company conducts its operations in compliance with applicable environmental laws and regulations and has implemented various programs designed to protect the environment and promote continued compliance.

Depreciation of capital expenditures and other expenses related to ongoing environmental compliance measures were included in the normal operating expenses of conducting business. The Company's capital expenditures, depreciation and other expenses related to ongoing environmental compliance measures were not material to the Company's financial condition, liquidity, cash flow or results of operations during 2009. Management does not expect that such capital expenditures, depreciation and other expenses will be material to the Company's financial condition, liquidity, cash flow or results of operations in 2010.

The Company is involved with environmental investigation and remediation activities at some of its currently and formerly owned sites (including sites which were previously owned and/or operated by businesses acquired by the Company). In addition, the Company, together with other parties, has been designated a potentially responsible party under federal and state environmental protection laws for the investigation and remediation of environmental contamination and hazardous waste at a number of third-party sites, primarily Superfund sites. In general, these laws provide that potentially responsible parties may be held jointly and severally liable for investigation and remediation costs regardless of fault. The Company may be similarly designated with respect to additional third-party sites in the future.

The Company accrues for estimated costs of investigation and remediation activities at its currently or formerly owned sites and third-party sites for which commitments or clean-up plans have been developed and when such costs can be reasonably estimated based on industry standards and professional judgment. These estimated costs are based on currently available facts regarding each site. The Company accrues a specific estimated amount when such an amount and a time frame in which the costs will be incurred can be reasonably determined. If the best estimate of costs can only be identified as a range and no specific amount within that range can be determined more likely than any other amount within the range, the minimum of the range is accrued by the Company in accordance with applicable accounting rules and interpretations. The Company continuously assesses its potential liability for investigation and remediation activities and adjusts its environmental-related accruals as information becomes available upon which more accurate costs can be reasonably estimated. At December 31, 2009, 2008 and 2007, the Company had total current and long-term accruals for environmental-related activities of $170.9 million, $180.7 million and $193.8 million, respectively.

Due to the uncertainties of the scope and magnitude of contamination and the degree of investigation and remediation activities that may be necessary at certain currently or formerly owned sites and third-party sites, it is reasonably likely that further extensive investigations may be required and that extensive remedial actions may be necessary not only on such sites but on adjacent properties. Depending on the extent of the additional investigations and remedial actions necessary, the Company's ultimate liability may result in costs that are significantly higher than currently accrued. If the Company's future loss contingency is ultimately determined to be at the maximum of the range of possible outcomes for every site for which costs can be reasonably estimated, the Company's aggregate accruals for environmental-related activities would be $99.5 million higher than the accruals at December 31, 2009.

Four of the Company's currently and formerly owned sites, described below, accounted for the majority of the accruals for environmental-related activities and the unaccrued maximum of the estimated range of possible outcomes at December 31, 2009, 2008 and 2007. At December 31, 2009, $129.4 million, or 75.8 percent, of the total accrual for environmental-related activities related directly to these four sites. Of the aggregate unaccrued exposure at December 31, 2009, $60.9 million, or 61.2 percent, related to these four sites. While environmental investigations and remedial actions are in different stages at these sites, additional investigations, remedial actions and/or monitoring will likely be required at each site.

Two of the four sites are formerly owned manufacturing facilities in New Jersey that are in various stages of the environmental-related process. Although contamination determined to be associated with historical operations of the Company exists at the sites and adjacent areas, the extent and magnitude of the contamination has not yet been fully quantified, a final remedial action plan has not yet been formulated or no clean up goals have been approved by the lead governmental agency. It is reasonably likely that further extensive investigations may be required or that extensive remedial actions may be necessary at the formerly owned sites, in adjacent areas or along adjacent waterways. Depending on the extent of the additional investigations or remedial actions necessary, the ultimate liability for these sites may exceed the amounts currently accrued and the maximum of the ranges of reasonably possible outcomes currently estimated by management.

One additional site is located in Illinois. Two previously separate sites for environmental investigation and remediation have been combined due to similar and concurrent activities taking place at the contiguous properties. The environmental issues at this site have been determined to be associated with historical operations of the Company. The majority of the investigative activities have been completed at the site and some remedial measures have been taken. Agreement has been obtained from the appropriate governmental agency on a proposed remedial action plan for a portion of the site, and further development of that plan is underway for the remaining portion of the site. All non-operating structures on the site have been demolished, and a proposed remedial action plan has been formulated for the remaining portion of the site. No clean up goals have been approved by the lead governmental agency. Due to the uncertainties of the scope and magnitude of contamination and the degree of remediation that may be necessary relating to the remaining portion of the site, it is reasonably likely that further investigations may be required and that extensive remedial actions may be necessary.

The fourth site is a currently owned non-operating former manufacturing site located in California. The environmental issues at this site have been determined to be associated with historical manufacturing operations of the Company. The majority of the investigative activities have been completed at this site, some interim remedial actions have been taken and a proposed remedial action plan has been formulated but currently no clean up goals have been approved by the lead governmental agency. Due to the uncertainties of the scope and magnitude of contamination and the degree of remediation that may be required relating to this site, it is reasonably likely that extensive remedial actions may be necessary.

Management cannot presently estimate the ultimate potential loss contingencies related to these four sites or other less significant sites until such time as a substantial portion of the investigative activities at each site is completed and remedial action plans are developed.

In accordance with the Asset Retirement and Environmental Obligations Topic of the ASC, the Company has identified certain conditional asset retirement obligations at various current manufacturing, distribution and store facilities. These obligations relate primarily to asbestos abatement and closures of hazardous waste containment devices. Using investigative, remediation and disposal methods that are currently available to the Company, the estimated cost of these obligations is not significant.

In the event any future loss contingency significantly exceeds the current amount accrued, the recording of the ultimate liability may result in a material impact on net income for the annual or interim period during which the additional costs are accrued. Management does not believe that any potential liability ultimately attributed to the Company for its environmental-related matters or conditional asset retirement obligations will have a material adverse effect on the Company's financial condition, liquidity, or cash flow due to the extended period of time during which environmental investigation and remediation takes place. An estimate of the potential impact on the Company's operations cannot be made due to the aforementioned uncertainties.

Management expects these contingent environmental-related liabilities and conditional asset retirement obligations to be resolved over an extended period of time. Management is unable to provide a more specific time frame due to the indefinite amount of time to conduct investigation activities at any site, the indefinite amount of time to obtain governmental agency approval, as necessary, with respect to investigation and remediation activities, and the indefinite amount of time necessary to conduct remediation activities.

Contractual Obligations and Commercial Commitments

The Company has certain obligations and commitments to make future payments under contractual obligations and commercial commitments. The following table summarizes such obligations and commitments as of December 31, 2009:

(thousands of dollars)

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Long-term debt	$ 794,937	$ 12,267	$ 11,329	$ 500,569	$ 270,772
Operating leases	1,017,204	225,355	364,555	233,856	193,438
Short-term borrowings	22,674	22,674			
Interest on Long-term debt	1,165,440	40,668	74,307	71,142	979,323
Purchase obligations [1]	113,707	113,707			
Other contractual obligations [2]	115,995	53,089	20,960	10,983	30,963
Total contractual cash obligations	$ 3,229,957	$ 467,760	$ 471,151	$ 816,550	$ 1,474,496

[1] Relate to open purchase orders for raw materials at December 31, 2009.

[2] Relate primarily to estimated future capital contributions to investments in the U.S. affordable housing and historic renovation real estate partnerships and various other contractural obligations.

	Amount of Commitment Expiration Per Period				
Commercial Commitments	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Standby letters of credit	$ 29,786	$ 29,786			
Surety bonds	49,436	49,436			
Other commercial commitments	20,526	20,526			
Total commercial commitments	$ 99,748	$ 99,748	$ –	$ –	$ –

Warranties

The Company offers product warranties for certain products. The specific terms and conditions of such warranties vary depending on the product or customer contract requirements. Management estimated the costs of unsettled product warranty claims based on historical results and experience. Management periodically assesses the adequacy of the accrual for product warranty claims and adjusts the accrual as necessary. Changes in the Company's accrual for product warranty claims during 2009, 2008 and 2007, including customer satisfaction settlements during the year, were as follows:

(thousands of dollars)	**2009**	2008	2007
Balance at January 1	**$ 18,029**	$ 19,596	$ 25,226
Charges to expense	**31,367**	31,339	31,461
Settlements	**(27,182)**	(32,906)	(37,091)
Balance at December 31	**$ 22,214**	$ 18,029	$ 19,596

Shareholders' Equity

Shareholders' equity decreased $114.7 million to $1.49 billion at December 31, 2009 from $1.61 billion last year. The decrease in Shareholders' equity resulted primarily from the purchase of treasury stock for $530.4 million partially offset by an increase in retained earnings of $273.3 million and a decrease in Cumulative other comprehensive loss of $93.2 million. The Company purchased 9.00 million shares of its common stock during 2009 for treasury. The Company acquires its common stock for general corporate purposes and, depending on its cash position and market conditions, it may acquire additional shares in the future. The Company had remaining authorization from its Board of Directors at December 31, 2009 to purchase 10.75 million shares of its common stock. The decrease of $93.2 million in Cumulative other comprehensive loss was due primarily to favorable foreign currency translation effects of $75.6 million attributable to the strengthening of most foreign operations' functional currencies against the U.S. dollar and the recognition, net of taxes, of $17.2 million in net actuarial gains and prior service costs of defined benefit pension and other postretirement benefit plans.

Total increases in Common stock and Other capital of $54.1 million were due primarily to the recognition of stock-based compensation expense, stock option exercises and related income tax effect and the tax impact of certain employee stock ownership plan (ESOP) transactions. In 2009, no changes occurred in Preferred stock and Unearned ESOP compensation as the Company elected to fund the ESOP with cash rather than redeeming Preferred stock. Retained earnings increased $273.3 million during 2009 due to net income of $435.8 million partially offset by $162.6 million in cash dividends paid. The Company's cash dividend per common share payout target is 30.0 percent of the prior year's diluted net income per common share. The 2009 annual cash dividend of $1.42 per common share represented 35.5 percent of 2008 diluted net income per common share. The 2009 annual dividend represented the thirty-first consecutive year of dividend payments since the dividend was suspended in 1978. At a meeting held on February 17, 2010, the Board of Directors increased the quarterly cash dividend to $0.36 per common share. This quarterly dividend, if approved in each of the remaining quarters of 2010, would result in an annual dividend for 2010 of $1.44 per common share or a 38.1 percent payout of 2009 diluted net income per common share. The Board of Directors considered the increase in the proposed cash dividend payout appropriate, representing a percentage payout of 2009 diluted net income per common share exceeding 30.0 percent, in respect to the Net operating cash achieved by the Company and the reduced impact of the anticipated less severe economic environment on the Company's earnings. See the Statements of Consolidated Shareholders' Equity and Comprehensive Income, on page 43 of this report, and Notes 11, 12 and 13, on pages 68 through 71 of this report, for more information concerning Shareholders' equity.

Cash Flow

Net operating cash decreased $17.0 million to $859.2 million in 2009 from $876.2 million in 2008, but increased as a percent to sales to 12.1 percent in 2009 from 11.0 percent in 2008, due primarily to a reduction in net income adjusted for non-cash items of $105.4 million and higher costs incurred for environmental matters and qualified exit costs of $21.3 million partially offset by a reduction in working capital of $115.5 million. Net income adjusted for non-cash items was negatively impacted by a reduction in Net income of $41.0 million and a reduction in Deferred income taxes and the Income tax effect of ESOP of $83.0 million, and favorably impacted by increased provisions for environmental-related matters and qualified exist costs of $27.5 million. The reductions in tax items were primarily due to fluctuations in temporary tax differences. Strong Net operating cash provided the funds necessary to support the Company's acquisition, sustain its remaining manufacturing and distribution capabilities, maintain its financial stability and return a portion of the cash generated to its shareholders through dividends and treasury stock purchases. In 2009, the Company invested $15.4 million in acquisitions, spent $91.3 million in capital additions and improvements, reduced its total debt $16.1 million, purchased $530.4 million in treasury stock, and paid $162.6 million in cash dividends to its shareholders of common stock.

Management considers a measurement of cash flow that is not in accordance with U. S. generally accepted accounting principles to be a useful tool in determining the discretionary portion of the Company's Net operating cash. Management reduces Net operating cash, as shown in the Statements of Consolidated Cash Flows, by the amount reinvested in the business for Capital expenditures and the return of investment to its shareholders by the payments of cash dividends. The resulting value is referred to by management as "Free Cash Flow" which may not be comparable to values considered by other entities using the same terminology. The reader is cautioned that the following value should not be compared to other entities unknowingly. The amount shown below should not be considered an alternative to Net operating cash or other cash flow amounts provided in accordance with U. S. generally accepted accounting principles disclosed in the Statements of Consolidated Cash Flows, on page 42 of this report. Free Cash Flow as defined and used by management is determined as follows:

(thousands of dollars)	**2009**	2008	2007
Net operating cash	**$ 859,186**	$ 876,233	$ 874,545
Capital expenditures	**(91,328)**	(117,203)	(165,870)
Cash dividends	**(162,561)**	(165,111)	(162,301)
Free cash flow	**$ 605,297**	$ 593,919	$ 546,374

Contingent Liabilities

Life Shield Engineered Systems, LLC (Life Shield) is a wholly owned subsidiary of the Company. Life Shield develops and manufactures blast and fragment mitigating systems and ballistic resistant systems. The blast and fragment mitigating systems and ballistic resistant systems create a potentially higher level of product liability for the Company (as an owner of and raw material supplier to Life Shield and as the exclusive distributor of Life Shield's systems) than is normally associated with coatings and related products currently manufactured, distributed and sold by the Company.

Certain of Life Shield's technology has been designated as Qualified Anti-Terrorism Technology and granted a Designation under the Support Anti-terrorism by Fostering Effective Technologies Act of 2002 (SAFETY Act) and the regulations adopted pursuant to the SAFETY Act. Under the SAFETY Act, the potentially higher level of possible product liability for Life Shield relating to the technology granted the Designation is limited to $6.0 million per occurrence in the event any such liability arises from an Act of Terrorism (as defined in the SAFETY Act). The limitation of liability provided for under the SAFETY Act does not apply to any technology not granted a designation or certification as a Qualified Anti-Terrorism Technology, nor in the event that any such liability arises from an act or event other than an Act of Terrorism. Life Shield maintains insurance for liabilities up to the $6.0 million per occurrence limitation caused by failure of its products in the event of an Act of Terrorism. This commercial insurance is also expected to cover product liability claims asserted against the Company as the distributor of Life Shield's systems. The Company expects to seek

Designation and Certification under the SAFETY Act for certain products supplied by the Company to Life Shield.

Management of the Company has reviewed the potential increased liabilities associated with Life Shield's systems and determined that potential liabilities arising from an Act of Terrorism that could ultimately affect the Company will be appropriately insured or limited by current regulations. However, due to the uncertainties involved in the future development, usage and application of Life Shield's systems, the number or nature of possible future claims and legal proceedings, or the affect that any change in legislation and/or administrative regulations may have on the limitations of potential liabilities, management cannot reasonably determine the scope or amount of any potential costs and liabilities for the Company related to Life Shield or to Life Shield's systems. Any potential liability for the Company that may result from Life Shield or Life Shield's systems cannot reasonably be estimated. However, based upon, among other things, the limitation of liability under the SAFETY Act in the event of an Act of Terrorism, management does not currently believe that the costs or potential liability ultimately determined to be attributable to the Company through its ownership of Life Shield, as a supplier to Life Shield or as a distributor of Life Shield's systems arising from the use of Life Shield's systems will have a material adverse effect on the Company's results of operations, liquidity or financial conditions.

Litigation

In the course of its business, the Company is subject to a variety of claims and lawsuits, including litigation relating to product liability and warranty, personal injury, environmental, intellectual property, commercial, contractual and antitrust claims that are inherently subject to many uncertainties regarding the possibility of a loss to the Company. These uncertainties will ultimately be resolved when one or more future events occur or fail to occur confirming the incurrence of a liability or the reduction of a liability. In accordance with the Contingencies Topic of the ASC, the Company accrues for these contingencies by a charge to income when it is both probable that one or more future events will occur confirming the fact of a loss and the amount of the loss can be reasonably estimated. In the event that the Company's loss contingency is ultimately determined to be significantly higher than currently accrued, the recording of the additional liability may result in a material impact on the Company's results of operations, liquidity or financial condition for the annual or interim period during which such additional liability is accrued. In those cases where no accrual is recorded because it is not probable that a liability has been incurred and cannot be reasonably estimated, any potential liability ultimately determined to be attributable to the Company may result in a material impact on the Company's results of operations, liquidity or financial condition for the annual or interim period during which such liability is accrued. In those cases where no accrual is recorded or exposure to loss exists in excess of the amount accrued, the Contingencies Topic of the ASC requires disclosure of the contingency when there is a reasonable possibility that a loss or additional loss may have been incurred if even the possibility may be remote.

Lead pigment and lead-based paint litigation. The Company's past operations included the manufacture and sale of lead pigments and lead-based paints. The Company, along with other companies, is a defendant in a number of legal proceedings, including individual personal injury actions, purported class actions, and actions brought by various counties, cities, school districts and other government-related entities, arising from the manufacture and sale of lead pigments and lead-based paints. The plaintiffs are seeking recovery based upon various legal theories, including negligence, strict liability, breach of warranty, negligent misrepresentations and omissions, fraudulent misrepresentations and omissions, concert of action, civil conspiracy, violations of unfair trade practice and consumer protection laws, enterprise liability, market share liability, public nuisance, unjust enrichment and other theories. The plaintiffs seek various damages and relief, including personal injury and property damage, costs relating to the detection and abatement of lead-based paint from buildings, costs associated with a public education campaign, medical monitoring costs and others. The Company is also a defendant in legal proceedings arising from the manufacture and sale of non-lead-based paints which seek recovery based upon various legal theories, including the failure to adequately warn of potential exposure to lead during surface preparation when using non-lead-based paint on surfaces previously painted with lead-based paint. The Company believes that the litigation brought to date is without merit or subject to meritorious defenses and is vigorously defending such litigation. The Company expects that additional lead pigment and lead-based paint litigation may be filed against the Company in the future asserting similar or different legal theories and seeking similar or different types of damages and relief.

Notwithstanding the Company's views on the merits, litigation is inherently subject to many uncertainties, and the Company ultimately may not prevail. Adverse court rulings, such as the jury verdict against the Company and other defendants in the State of Rhode Island action and the Wisconsin State Supreme Court's determination that Wisconsin's risk contribution theory may apply in the lead pigment litigation (both discussed in more detail below), or determinations of liability, among other factors, could affect the lead pigment and lead-based paint litigation against the Company and encourage an increase in the number and nature of future claims and proceedings. (The jury verdict in the State of Rhode Island action was subsequently reversed by the Rhode Island Supreme Court.) In addition, from time to time, various legislation and administrative regulations have been enacted, promulgated or proposed to impose obligations on present and former manufacturers of lead pigments and lead-based paints respecting asserted health concerns associated with such products or to overturn the effect of court decisions in which the Company and other manufacturers have been successful.

Due to the uncertainties involved, management is unable to predict the outcome of the lead pigment and lead-based paint litigation, the number or nature of possible future claims and proceedings, or the effect that any legislation and/or administrative regulations may have on the litigation or against the Company. In addition, management cannot reasonably determine the scope or amount of the potential costs and liabilities related to such litigation, or resulting from any such legislation and regulations. The Company has not accrued any amounts for such litigation. Any potential liability that may result from such litigation or such legislation and regulations cannot reasonably be estimated. In the event any significant liability is determined to be attributable to the Company relating to such litigation, the recording of the liability may result in a material impact on net income for the annual or interim period during which such liability is accrued. Additionally, due to the uncertainties associated with the amount of any such liability and/or the nature of any other remedy which may be imposed in such litigation, any potential liability determined to be attributable to the Company arising out of such litigation may have a material adverse effect on the Company's results of operations, liquidity or financial condition. An estimate of the potential impact on the Company's results of operations, liquidity or financial condition cannot be made due to the aforementioned uncertainties.

Rhode Island lead pigment litigation. The State of Rhode Island initiated an action in October 1999 against the Company and other companies asserting, in part, that lead pigment in paint constitutes a public nuisance under Rhode Island law. The claim for public nuisance was originally tried to a jury in 2002 and the court declared a mistrial as the jury, which was split four to two in favor of the defendants, was unable to reach a unanimous decision. The State of Rhode Island retried the case and on February 22, 2006, the jury returned a verdict, finding that (i) the cumulative presence of lead pigment in paints and coatings on buildings in the State of Rhode Island constitutes a public nuisance, (ii) the Company, along with two other defendants, caused or substantially contributed to the creation of the public nuisance, and (iii) the Company and two other defendants should be ordered to abate the public nuisance. The Company and two other defendants appealed and, on July 1, 2008, the Rhode Island Supreme Court, among other determinations, reversed the judgment of abatement with respect to the Company and two other defendants. The Rhode Island Supreme Court's decision reversed the public nuisance liability judgment against the Company on the basis that the complaint failed to state a public nuisance claim as a matter of law. This decision concluded the case in favor of the Company and the other defendants.

Other public nuisance claim litigation. The Company and other companies are or were defendants in other legal proceedings seeking recovery based on public nuisance liability theories including claims brought by the City of St. Louis, Missouri, various cities and counties in the State of New Jersey, various cities in the State of Ohio and the State of Ohio, the City of Milwaukee, Wisconsin and the County of Santa Clara, California and other public entities in the State of California.

The City of St. Louis proceeding was initiated in January 2000 against the Company and other companies asserting claims for strict liability, negligence, fraudulent misrepresentation, negligent misrepresentation, concert of action, conspiracy, public nuisance, restitution and indemnity. Following various pre-trial proceedings, the City alleged a single count of public nuisance. Following further pre-trial proceedings, the trial court granted the defendants' motion for summary judgment based on the City's lack of product identification evidence. The City appealed and, on June 12, 2007, the Missouri Supreme Court affirmed summary judgment for the Company and other defendants, concluding the case in favor of the Company and the other defendants.

A number of cities and counties in New Jersey individually initiated proceedings in the Superior Court of New Jersey in 2001 and 2002 against the Company and other companies asserting claims for fraud, public nuisance, civil conspiracy, unjust enrichment and indemnity. The cases were consolidated and assigned to the Superior Court in Middlesex County. The Superior Court granted the defendants' motion to dismiss all complaints. Following an appeal by the plaintiffs, the Appellate Division reinstated the public nuisance claims and affirmed the dismissal of all other claims. On June 15, 2007, the New Jersey Supreme Court reversed the Appellate Division's decision to reinstate the public nuisance claims, concluding the case in favor of the Company and the other defendants.

A number of cities in Ohio individually initiated proceedings in state court in 2006 and 2007 against the Company and other companies asserting claims for public nuisance, concert of action, unjust enrichment, indemnity and punitive damages. Also in September 2006, the Company initiated proceedings in the United States District Court, Southern District of Ohio, against those Ohio cities, John Doe cities and public officials seeking declaratory and injunctive relief to prevent the violation of the Company's federal constitutional rights in relation to such state court proceedings. All of these Ohio cities' actions have been voluntarily dismissed by the plaintiff cities. Accordingly, on August 28, 2008, the Court granted, with prejudice, the Company's motion to dismiss the remaining proceedings in the United States District Court, Southern District of Ohio.

In April 2007, the State of Ohio filed an action against the Company and other companies asserting a claim for public nuisance. The State of Ohio sought compensatory and punitive damages. On February 6, 2009, the State of Ohio voluntarily dismissed this action.

The City of Milwaukee proceeding was initiated in April 2001 against Mautz Paint Co. and NL Industries, Inc. On November 7, 2001, the Company acquired certain assets of Mautz Paint Co. and agreed (under terms and conditions set forth in the purchase agreement) to defend and indemnify Mautz Paint Co. for its liability, if any, to the City of Milwaukee in this action. The City's complaint included claims for continuing public nuisance, restitution, conspiracy, negligence, strict liability, failure to warn and violation of Wisconsin's trade practices statute. Following various pre-trial proceedings during which several of the City's claims were dismissed by the court or voluntarily dismissed by the City, on August 13, 2003, the trial court granted defendants' motion for summary judgment on the remaining claims. The City appealed and, on November 9, 2004, the Wisconsin Court of Appeals reversed the trial court's decision and remanded the claims for public nuisance, conspiracy and restitution to the trial court. On February 13, 2007, the trial court entered an order severing and staying the claims against Mautz Paint Co. The action against NL Industries proceeded to trial and the jury found that the presence of lead paint in Milwaukee is a public nuisance, but that NL Industries was not at fault for the public nuisance. The City of Milwaukee appealed the jury verdict finding that NL Industries did not intentionally cause a public nuisance and the Wisconsin Court of Appeals affirmed the trial court's final judgment. The City of Milwaukee filed a petition for review with the Wisconsin Supreme Court to review the Wisconsin Court of Appeals' decision. The Wisconsin Supreme Court denied the City of Milwaukee's petition to review the Wisconsin Court of Appeals' decision. On September 25, 2009, the trial court dismissed the case, with prejudice, against Mautz Paint Co. pursuant to a stipulation of the parties. This dismissal concluded the case in favor of the Company.

The Santa Clara County, California proceeding was initiated in March 2000. The named plaintiffs are the County of Santa Clara, County of Santa Cruz, County of Solano, County of Alameda, County of Kern, City and County of San Francisco, San Francisco Housing Authority, San Francisco Unified School District, City of Oakland, Oakland Housing Authority, Oakland Redevelopment Agency and the Oakland Unified School District. The proceeding purports to be a class action on behalf of all public entities in the State of California except the State and its agencies. The plaintiffs' second amended complaint asserted claims for fraud and concealment, strict product liability/failure to warn, strict product liability/design defect, negligence, negligent breach of a special duty, public nuisance, private nuisance and violations of California's Business and Professions Code, and the third amended complaint alleges similar claims including a claim for public nuisance. Various asserted claims were resolved in favor of the defendants through pre-trial demurrers and motions to strike. In October 2003, the trial court granted the defendants' motion for summary judgment against the remaining counts on statute of limitation grounds. The plaintiffs appealed the trial court's decision and, on March 3, 2006, the Court of Appeal, Sixth Appellate District, reversed in part the demurrers and summary judgment entered in favor of the Company and the other defendants. The Court of Appeal reversed the dismissal of the public nuisance claim for abatement brought by the cities of Santa Clara and Oakland and the City and County of San Francisco, and reversed summary judgment on all of the plaintiffs' fraud claim to the extent that the plaintiffs alleged that the defendants had made fraudulent statements or omissions minimizing the risks of low-level exposure to lead. The Court of Appeal further vacated the summary judgment holding that the statute of limitations barred the plaintiffs' strict liability and negligence claims, and held that those claims had not yet accrued because physical injury to the plaintiffs' property had not been alleged. The Court of Appeal affirmed the dismissal of the public nuisance claim for damages to the plaintiffs' properties, most aspects of the fraud claim, the trespass claim and the unfair business practice claim. The plaintiffs have filed a motion for leave to file a fourth amended complaint. On April 4, 2007, the trial court entered an order granting the defendants' motion to bar payment of contingent fees to private attorneys. The plaintiffs appealed the trial court's order and, on April 8, 2008, the California Court of Appeal reversed the trial court's order. The defendants filed a petition for review with the California Supreme Court and the Supreme Court has decided to review the Court of Appeal's decision. Proceedings in the trial court are stayed pending the appeal.

Litigation seeking damages from alleged personal injury. The Company and other companies are defendants in a number of legal proceedings seeking monetary damages and other relief from alleged personal injuries. These proceedings include claims by children allegedly injured from ingestion of lead pigment or lead-containing paint, claims for damages allegedly incurred by the children's parents or guardians, and claims for damages allegedly incurred by professional painting contractors. These proceedings generally seek compensatory and punitive damages, and seek other relief including medical monitoring costs. These proceedings include purported claims by individuals, groups of individuals and class actions.

The plaintiff in Thomas v. Lead Industries Association, et al., initiated an action against the Company, other alleged former lead pigment manufacturers and the Lead Industries Association in September 1999. The claims against the Company and the other defendants include strict liability, negligence, negligent misrepresentation and omissions, fraudulent misrepresentation and omissions, concert of action, civil conspiracy and enterprise liability. Implicit within these claims is the theory of "risk contribution" liability (Wisconsin's theory which is similar to market share liability) due to the plaintiff's inability to identify the manufacturer of any product that allegedly injured the plaintiff. Following various pre-trial proceedings during which certain of the plaintiff's claims were dismissed by the court, on March 10, 2003, the trial court granted the defendants' motion for summary judgment, dismissing the case with prejudice and awarding costs to each defendant. The plaintiff appealed and, on June 14, 2004, the Wisconsin Court of Appeals affirmed the trial court's decision. On July 15, 2005, the Wisconsin Supreme Court reversed in part the trial court's decision and decided, assuming all of plaintiff's facts in the summary judgment record to be true, that the risk contribution theory could then apply to excuse the plaintiff's lack of evidence identifying any of the Company's or the other defendant's products as the cause of the alleged injury. The case was remanded to the trial court for further proceedings and a trial commenced on October 1, 2007. On November 5, 2007, the jury returned a defense verdict, finding that the plaintiff had ingested white lead carbonate, but was not brain damaged or injured as a result. The plaintiff filed post-trial motions for a new trial which were denied by the trial court. On March 4, 2008, final judgment was entered in favor of the Company and other defendants. The plaintiff has filed an appeal of the final judgment.

Wisconsin is the first jurisdiction to apply a theory of liability with respect to alleged personal injury (i.e.: risk contribution/market share liability) which does not require the plaintiff to identify the manufacturer of the product that allegedly injured the plaintiff in the lead pigment and lead-based paint litigation.

Insurance coverage litigation. On March 3, 2006, the Company filed a lawsuit in the Common Pleas Court, Cuyahoga County, Ohio against its liability insurers, including certain Underwriters at Lloyd's of London. The lawsuit seeks, among other things, (i) a declaration from the court that costs associated with the abatement of lead pigment in the State of Rhode Island, or any other jurisdiction, are covered under certain insurance policies issued to the Company and (ii) monetary damages for breach of contract and bad faith against the Lloyd's Underwriters for unjustified denial of coverage for the cost of complying with any final judgment requiring the Company to abate any alleged nuisance caused by the presence of lead pigment paint in buildings. This lawsuit was filed in response to a lawsuit filed by the Lloyd's Underwriters against the Company, two other defendants in the Rhode Island litigation and various insurance companies on February 23, 2006. The Lloyd's Underwriters' lawsuit asks a New York state court to determine that there is no indemnity insurance coverage for such abatement related costs, or, in the alternative, if such indemnity coverage is found to exist, the proper allocation of liability among the Lloyd's Underwriters, the defendants and the defendants' other insurance companies. An ultimate loss in the insurance coverage litigation would mean that insurance proceeds could be unavailable under the policies at issue to mitigate any ultimate abatement related costs and liabilities. The Ohio state court action has been stayed and the New York state court action has been dismissed.

Market Risk

The Company is exposed to market risk associated with interest rate, foreign currency and commodity fluctuations. The Company occasionally utilizes derivative instruments as part of its overall financial risk management policy, but does not use derivative instruments for speculative or trading purposes. In 2009, the Company entered into foreign currency option and forward currency exchange contracts with maturity dates of less than twelve months to hedge against value changes in foreign currency. The Company also entered into swaps in 2009 to partially hedge forecasted future commodity purchases. These hedging contracts were designated as cash flow hedges. There were no currency option or exchange contracts or commodity swaps outstanding at December 31, 2009. The Company believes it may be exposed to continuing market risk from foreign currency exchange rate and commodity price fluctuations. However, the Company does not expect that foreign currency exchange rate and commodity price fluctuations or hedging contract losses will have a material adverse effect on the Company's financial condition, results of operations or cash flows. See Notes 1 and 14 on pages 45 and 72 of this report.

Financial Covenant

Certain borrowings contain a consolidated leverage covenant. At December 31, 2009, the Company was in compliance with the covenant. The Company's Notes, Debentures and revolving credit agreement contain various default and cross-default provisions. In the event of default under any one of these arrangements, acceleration of the maturity of any one or more of these borrowings may result. See Note 8 on pages 62 and 63 of this report.

Employee Stock Ownership Plan (ESOP)

Participants in the Company's ESOP are allowed to contribute up to the lesser of twenty percent of their annual compensation or the maximum dollar amount allowed under the Internal Revenue Code. Prior to July 1, 2009, the Company matched one hundred percent of all contributions up to six percent of eligible employee contributions. Effective July 1, 2009, the ESOP was amended to change the Company match to one-hundred percent on the first three percent of eligible employee contributions and fifty percent on the next two percent of eligible contributions. The Company's matching contributions to the ESOP charged to operations were $44.6 million in 2009 compared to $54.0 million in 2008. The Company can fund the ESOP by redeeming a portion of the Preferred stock held by the ESOP or with cash. At December 31, 2009, there were 17,579,750 shares of the Company's common stock being held by the ESOP, representing 16.0 percent of the total number of voting shares outstanding. See Note 12 on page 69 of this report for more information concerning the Company's stock purchase plan and preferred stock.

RESULTS OF OPERATIONS – 2009 vs. 2008

Shown below are net sales and the percentage change for the current period by segment for 2009 and 2008:

(thousands of dollars)	2009	Change	2008
Paint Stores Group	$ 4,209,353	−12.9%	$ 4,834,897
Consumer Group	1,225,167	−3.7%	1,272,068
Global Finishes Group	1,653,475	−11.4%	1,865,964
Administrative	6,254	−8.0%	6,798
Net sales	$ 7,094,249	−11.1%	$ 7,979,727

Consolidated net sales for 2009 decreased due primarily to volume declines resulting from continuing weak U.S. and foreign economic conditions. One acquisition completed during 2009 and four acquisitions completed throughout 2008 increased consolidated net sales 0.5 percent. Unfavorable currency translation rate changes decreased 2009 consolidated net sales 1.3 percent. Net sales of all consolidated foreign subsidiaries decreased 8.4 percent to $1.03 billion for 2009 versus $1.12 billion for 2008. Of the decrease in net sales for all consolidated foreign subsidiaries during 2009, 10.0 percent related to unfavorable foreign currency translation rates. Net sales of all operations other than consolidated foreign subsidiaries decreased 11.5 percent to $6.07 billion for 2009 versus $6.86 billion for 2008.

Net sales in the Paint Stores Group in 2009 decreased primarily due to lower paint volume sales that were partially offset by the remaining impact of 2008 selling price increases. Net sales from stores open for more than twelve calendar months decreased 12.9 percent for the full year. During 2009, the Paint Stores Group opened 53 new stores and closed 45 redundant locations for a net increase of 8 stores, increasing the total number of stores in operation at December 31, 2009 to 3,354 in the United States, Canada and the Caribbean. The Paint Stores Group's objective is to expand its store base an average of three percent each year, primarily through internal growth. The percentage change in total paint sales volume was a decrease in the mid-teens for the year over 2008 partially offset by impact of selling price increases in the first half of 2008. Sales of products other than paint decreased approximately 15.2 percent for the year over 2008. A discussion of changes in volume versus pricing for sales of products other than paint is not pertinent due to the wide assortment of general merchandise sold.

Net sales of the Consumer Group decreased due primarily to sluggish DIY demand at most of the Group's retail customers. Paint volume sales percentage change in the Consumer Group compared to last year was a decrease in the mid-single digits. Sales of aerosols, brushes, rollers, caulk and other paint related products decreased approximately 7.4 percent for the year over 2008. A discussion of changes in volume versus pricing for sales of products other than paint is not pertinent due to the wide assortment of paint-related merchandise sold. The Consumer Group plans to continue its aggressive promotions of new and existing products in 2010 and continue expanding its customer base and product assortment at existing customers.

The Global Finishes Group's net sales in 2009, when stated in U.S. dollars, decreased due primarily to volume decreases and unfavorable currency translation rate changes partially offset by selling price increases and acquisitions. Paint sales volume percentage decreased in the mid-single digits. Acquisitions increased this Group's net sales in U.S. dollars by 1.5 percent. Unfavorable currency translation rate changes in the year decreased net sales by 4.8 percent for 2009. In 2009, the Global Finishes Group opened 18 new branches and closed 20 locations for a net decrease of 2 branches decreasing the total to 539 branches open in the United States, Mexico, Chile, Brazil, Canada, Uruguay, Argentina, Peru and India at year-end. In 2010, the Global Finishes Group expects to continue expanding its worldwide presence and improving its customer base.

Shown below is segment profit and the percent change for the current period by segment for 2009 and 2008:

(thousands of dollars)	2009	Change	2008
Paint Stores Group	$ 600,176	-7.4%	$ 647,926
Consumer Group	157,354	12.2%	140,226
Global Finishes Group	65,014	-57.3%	152,216
Administrative	(199,727)	-11.6%	(225,893)
Income before income taxes	$ 622,817	-12.8%	$ 714,475

Consolidated income before income taxes in 2009 was lower than a year ago due primarily to a decrease in gross profit of $235.6 million and the impact of a loss on dissolution of a foreign subsidiary of $21.9 million partially offset by a decrease in selling, general and administrative expenses of $108.8 million, a decrease in trademark and goodwill impairment charges of $40.5 million, and a reduction of $16.6 million in interest expense, interest and net investment income and other expenses. Segment profit of all consolidated foreign subsidiaries decreased 63.3 percent to $27.0 million for 2009 versus $73.6 million for 2008 due primarily to a decrease in gross profit of $33.8 million and the loss on the dissolution of a foreign subsidiary of $21.9 million. Acquisitions and unfavorable foreign currency translation rates decreased segment profit of all consolidated foreign subsidiaries by 15.0 percent. Segment profit of all operations other than consolidated foreign subsidiaries decreased 7.0 percent to $595.8 million for 2009 versus $640.9 million for 2008. See Note 3, on page 51 of this report, for more information concerning the dissolution of a foreign subsidiary.

Consolidated gross profit increased as a percent to net sales to 46.0 percent from 43.8 percent in 2008 due primarily to selling price increases initiated over the past 18 months, cost control efforts primarily in the Consumer Group and improved freight and other distribution costs partially offset by incremental site closing costs and higher fixed costs related to reduced manufacturing and distribution volume. The Paint Stores Group's gross profit for 2009 decreased $163.2 million compared to 2008, but increased as a percent of sales by 3.5 percent due primarily to lower volume sales that were partially offset by higher selling prices initiated in 2008. The Consumer Group's gross profit increased $14.4 million for 2009 over 2008 due primarily to cost control efforts and reductions in freight and related distribution costs partially offset by lower sales, lower volume throughput in the manufacturing and distribution facilities and incremental costs related to site closings. As a percent of sales, Consumer Group's gross profit increased by 3.2 percent. The Global Finishes Group's gross profit for 2009 decreased $78.9 million and decreased as a percent of sales by 0.7 percent due primarily to decreased sales volumes, unfavorable foreign currency translation exchange rate changes, and increased manufacturing and distribution costs relating to lower production volumes. Acquisitions increased Global Finishes Group's gross profit by $9.3 million, or 32.3 percent of acquisition net sales, and foreign currency translation rate fluctuations decreased gross profit by $29.6 million for 2009.

SG&A decreased by $108.8 million due primarily to good expense control. Acquisitions added $15.9 million of SG&A in 2009, representing 40.1 percent of acquisition net sales. SG&A increased as a percent of sales to 35.7 percent in 2009 from 33.1 percent in 2008. In the Paint Stores Group, SG&A decreased $75.9 million for the year due primarily to good SG&A spending control partially offset by increased spending due to the number of new store openings. The Consumer Group's SG&A increased by $14.7 million for the year due to the impact of acquisition SG&A of $4.3 million, or 39.7 percent of acquisition net sales, and increased spending on customer programs. The Global Finishes Group's SG&A decreased by $22.1 million for the year relating primarily to foreign currency translation rate fluctuations of $23.7 million and good SG&A spending control that was partially offset by acquisition SG&A of $11.7 million, or 40.3 percent of acquisition net sales. Administrative SG&A expenses decreased $25.5 million in 2009 due primarily to a reduction in compensation and benefit related expenses not allocated directly to the Reportable Operating Segments, including the reduction in expenses related to stock-based compensation.

Administrative expenses not included in SG&A decreased $8.6 million in 2009 due primarily to a reduction of $25.7 million in Interest expense and increased other income of $3.1 million. Partially offsetting these reductions was an increase of $17.8 million in provisions for environmental-related matters, lower Interest and net investment income of $1.2 million, and an increase of $2.4 million in expenses related to closed facilities.

The Company recognized $23.3 million in total stock-based compensation expense during 2009, $41.1 million in 2008 and $35.4 million during 2007. Total unrecognized stock-based compensation expense was $50.3 million at December 31, 2009, and recognition is expected to occur over a weighted-average period of 1.60 years. The weighted-average risk-free rate for 2009 grants of 2.39 percent was based upon the U.S. Treasury yield curve at the time of grant. The weighted-average expected life of options of 5.27 years for 2009 was calculated using a scenario analysis model that uses historical data to aggregate the holding period from actual exercises, post-vesting cancellations and hypothetical assumed exercises on all outstanding options. The weighted average expected volatility of stock for 2009 of 31.9 percent was calculated using historical and implied volatilities. The weighted average expected dividend yield of stock for 2009 of 2.69 percent was the Company's best estimate of the expected future dividend yield using historical activity and expectations about future activity. See Note 13, on pages 70 and 71 of this report, for more information concerning stock based compensation.

Other general expense – net increased $14.3 million in 2009 compared to 2008. The increase was mainly caused by an increase in provisions for environmental matters of $17.8 million in 2009 and a $2.0 million increase in costs associated with exit or disposal activities. Partially offsetting the increases in general expenses was a decrease in net losses on the disposition of assets of $5.5 million. See Note 14, on page 72 of this report, for more information concerning Other general expense – net.

As required by the Goodwill and Other Intangibles Topic of the ASC, management performed an annual impairment test of goodwill and indefinite-lived intangible assets as of October 1, 2009. The impairment test in 2009 resulted in reductions in the carrying value of trademarks with indefinite lives of $14.1 million and no reductions in value of goodwill. The impairment charges are shown as a separate line in the Statements of consolidated income in accordance with the Goodwill and Other Intangibles Topic of the ASC. The impairment of trademarks with indefinite lives was charged to the Paint Stores Group ($11.0 million), the Global Finishes Group ($3.0 million), and the Consumer Group ($0.1 million). The impairments related primarily to lower-than-anticipated projected sales of certain acquired brands. In addition, the Company also records impairments due to changes in circumstances for long-lived assets in accordance with the Property, Plant and Equipment Topic of the ASC. In 2009, a reduction of $6.0 million in the carrying value of the property, plant and equipment associated with certain manufacturing facilities closed during the year or held for disposal was recorded in Cost of goods sold in the Consumer Group ($5.6 million) and Global Finishes Group ($0.4 million). See Notes 5 and 6, on pages 51 through 56 of this report, for more information concerning the impairment of intangible and long-lived assets.

Interest expense decreased $25.7 million in 2009 versus 2008 due primarily to decreased short-term borrowings at rates that were lower than 2008. Interest and net investment income decreased $1.5 million due to a lower level of short-term investments in 2009 when compared to 2008 at lower overall rates. The net of the two combined for an overall decrease of $24.1 million in the aggregate expense.

Other expense (income) – net fluctuated to $1.7 million income from $5.1 million expense in 2008. This change was due primarily to a decrease in unfavorable foreign currency related transactions to a loss of $4.9 million in 2009 from a loss of $10.6 million in 2008 and an increase in other miscellaneous income items of $3.9 million. Partially offsetting these increases in income was an increase in Net expense from financing and investing activities of $1.7 million and reduced dividend and royalty income of $1.1 million. See Note 14, on page 72 of this report, for more information concerning Other expense (income) – net.

Income before income taxes decreased $91.7 million. Selling price increases carried over from 2008 and strict cost control could not fully offset the impact of the decrease in sales volume, resulting in a reduction in Gross profit of $235.6 million. The loss on the dissolution of a foreign subsidiary of $29.1 million and an increase in Other general expense – net of $14.3 million further reduced Income before income taxes. Offsetting the unfavorable impact of these items on Income before income taxes were decreases of $141.3 million in SG&A ($108.8 million), in aggregate interest expense ($25.7 million) and in Other expense (income) – net ($6.8 million). The final component of Income before income taxes was decreased impairment of trademarks and goodwill of $40.5 million below 2008 for the reduction in fair value of certain trademarks and goodwill, which increased Income before income taxes.

Net income decreased $41.0 million in 2009 due to the decrease in Income before income taxes partially offset by a decrease in the effective tax rate to 30.0 percent in 2009 from 33.3 percent last year. The effective tax rate decrease in 2009 compared to 2008 was due primarily to an increase in tax favorable investments in 2009 compared to 2008 and a decrease in the state and local tax component of the effective tax rate compared to 2008. The state and local income tax component decreased due primarily to the impact of favorable audit settlements, favorable tax deductions available to the Company and the benefits of state tax credits. For the year, diluted net income per common share decreased to $3.78 per share from $4.00 per share in 2008.

Management considers a measurement that is not in accordance with U.S. generally accepted accounting principles a useful measurement of the operational profitability of the Company. Some investment professionals also utilize such a measurement as an indicator of the value of profits and cash that are generated strictly from operating activities, putting aside working capital and certain other balance sheet changes. For this measurement, management increases Net income for significant non-operating and non-cash expense items to arrive at an amount known as "Earnings Before Interest, Taxes, Depreciation and Amortization" (EBITDA). The reader is cautioned that the following value for EBITDA should not be compared to other entities unknowingly. EBITDA should not be considered an alternative to Net income or Net operating cash as an indicator of operating performance or as a measure of liquidity. The reader should refer to the determination of Net income and Net operating cash in accordance with U.S. generally accepted accounting principles disclosed in the Statements of Consolidated Income and Statements of Consolidated Cash Flows, on pages 40 and 42 of this report. EBITDA as used by management is calculated as follows:

(thousands of dollars)	**2009**	2008	2007
Net income	**$ 435,848**	$ 476,876	$ 615,578
Interest expense	**40,026**	65,684	71,630
Income taxes	**186,969**	237,599	297,365
Depreciation	**145,186**	143,191	139,010
Amortization	**25,718**	22,320	24,469
EBITDA	**$ 833,747**	$ 945,670	$1,148,052

RESULTS OF OPERATIONS – 2008 vs. 2007

Shown below are net sales and the percentage change for the current period by segment for 2008 and 2007:

(thousands of dollars)	2008	Change	2007
Paint Stores Group	$ 4,834,897	-2.4%	$ 4,955,294
Consumer Group	1,272,068	-3.0%	1,311,624
Global Finishes Group	1,865,964	7.8%	1,731,231
Administrative	6,798	-4.8%	7,143
Net sales	$ 7,979,727	-0.3%	$ 8,005,292

Consolidated net sales for 2008 decreased due primarily to volume declines resulting from worsening U.S. and foreign economic conditions. Four acquisitions completed during 2008 and seven acquisitions completed throughout 2007 increased consolidated net sales 1.9 percent. Favorable currency translation rate changes increased 2008 consolidated net sales 0.4 percent. Net sales of all consolidated foreign subsidiaries were up 16.0 percent to $1.12 billion for 2008 versus $964.9 million for 2007. Of the increase in net sales for all consolidated foreign subsidiaries during 2008, 18.8 percent related to favorable foreign currency translation rates. Net sales of all operations other than consolidated foreign subsidiaries decreased 2.6 percent to $6.86 billion for 2008 versus $7.04 billion for 2007.

Net sales in the Paint Stores Group in 2008 decreased due to lower paint volume sales that were partially offset by selling price increases. Acquisitions completed in 2007 added $90.9 million, or 1.8 percent, to this Group's net sales in 2008. Net sales from stores open for more than twelve calendar months decreased 5.3 percent for the full year. During 2008, the Paint Stores Group opened 100 new stores and closed 79 redundant locations for a net increase of 21 stores, increasing the total number of stores in operation at December 31, 2008 to 3,346 in the United States, Canada and the Caribbean. The Paint Stores Group's objective is to expand its store base an average of three percent each year, primarily through internal growth. The percentage change in total paint sales volume was a decrease in the mid-teens for the year over 2007 partially offset by impact of selling price increases in late 2007 and in the first half of 2008. Sales of products other than paint decreased approximately 5.3 percent for the year over 2007. A discussion of changes in volume versus pricing for sales of products other than paint is not pertinent due to the wide assortment of general merchandise sold.

Net sales of the Consumer Group decreased due primarily to sluggish DIY demand at most of the Group's retail customers. Paint volume sales percentage change in the Consumer Group compared to 2007 was a decrease in the high-single digits. Sales of aerosols, brushes, rollers, caulk and other paint related products decreased approximately 3.1 percent for the year over 2007. A discussion of changes in volume versus pricing for sales of products other than paint is not pertinent due to the wide assortment of paint-related merchandise sold

The Global Finishes Group's net sales in 2008, when stated in U.S. dollars, increased due primarily to selling price increases, volume gains, favorable currency translation rate changes and acquisitions. Paint sales volume increased in the mid-single digits. Acquisitions increased this Group's net sales in U.S. dollars by 3.3 percent. Favorable currency translation rate changes in the year increased net sales by 1.7 percent for 2008. In 2008, the Global Finishes Group opened 22 net new branches, including the first two branches in India, increasing the total to 541 branches open in the United States, Mexico, Chile, Brazil, Canada, Uruguay, Argentina, Peru and India at year-end.

Shown below is segment profit and the percent change for the current period by segment for 2008 and 2007:

(thousands of dollars)	2008	Change	2007
Paint Stores Group	$ 647,926	-15.5%	$ 766,462
Consumer Group	140,226	-37.4%	224,154
Global Finishes Group	152,216	-5.3%	160,680
Administrative	(225,893)	-5.2%	(238,353)
Income before income taxes	$ 714,475	-21.7%	$ 912,943

Consolidated income before income taxes in 2008 was lower than 2007 primarily due to a decrease in gross profit of

$100.1 million, an increase in selling, general and administrative expenses of $46.5 million, an increase in trademark and goodwill impairment charges of $38.5 million, a reduction of $13.4 million in interest expense, interest and net investment income and other expenses. Segment profit of all consolidated foreign subsidiaries decreased 5.3 percent to $73.6 million for 2008 versus $77.7 million for 2007. Favorable foreign currency translation rates increased segment profit of all consolidated foreign subsidiaries by 5.1 percent. Segment profit of all operations other than consolidated foreign subsidiaries decreased 23.3 percent to $640.9 million for 2008 versus $835.3 million for 2007.

Consolidated gross profit decreased as a percent to net sales to 43.8 percent from 45.0 percent in 2007 due primarily to higher raw material costs and increased domestic manufacturing direct conversion costs related to lower volume which was partially offset by selling price increases, additional manufacturing volume in international factories and product sales mix. The Paint Stores Group's gross profit for 2008 decreased $35.6 million and increased as a percent of sales by .5 percent due primarily to higher product costs that were partially offset by acquisitions and higher selling prices. Acquisitions added $34.2 million to the Paint Stores Group's gross profit in 2008 at a 37.7 percent gross margin. The Consumer Group's gross profit decreased $85.8 million for 2008 over 2007 due primarily to higher raw material costs and a reduction in manufacturing volume. As a percent of sales, Consumer Group's gross profit decreased by 2.7 percent. The Global Finishes Group's gross profit for 2008 increased $19.2 million and decreased as a percent of sales by 1.4 percent due primarily to acquisitions and foreign currency translation exchange rate changes partially offset by higher raw material costs. Acquisitions increased Global Finishes Group's gross profit by $15.7 million, or 27.8 percent of acquisition net sales, and foreign currency translation rate fluctuations increased gross profit by $10.3 million for 2008.

Consolidated selling, general and administrative expenses (SG&A) increased by $46.5 million due primarily to the impact of expenses associated with acquisitions partially offset by good expense control. Acquisitions added $58.2 million of SG&A in 2008, representing 38.4 percent of acquisition net sales. SG&A increased as a percent of sales to 33.1 percent in 2008 from 32.4 percent in 2007. In the Paint Stores Group, SG&A increased $25.3 million for the year due primarily to the impact of acquisition SG&A of $38.2 million, or 42.0 percent of acquisition net sales. Partially offsetting the acquisition increase and increased spending due to the number of new store openings was good SG&A spending control. The Consumer Group's SG&A decreased by $19.1 million for the year due to stringent spending guidelines for all expense categories to partially offset the profit impact of the sales shortfall. The Global Finishes Group's SG&A increased by $42.6 million for the year relating primarily to acquisition SG&A of $18.8 million, or 33.2 percent of acquisition net sales, foreign currency translation rate fluctuations of $6.6 million, expenses of more branch openings and increased sales volume. Administrative SG&A expenses decreased $2.3 million in 2008 due primarily to a reduction in compensation and benefit related expenses not allocated directly to the Reportable Operating Segments, including the additional expenses related to stock-based compensation, partially offset by increased costs related to certain administrative expenses of the Company's corporate headquarters site.

Administrative expenses not included in SG&A decreased $10.1 million in 2008 due primarily to a reduction of $21.4 million in provisions for environmental-related matters and a decrease of $5.9 million in Interest expense. Partially offsetting these reductions was lower Interest and net investment income of $10.1 million, an increase of $3.7 million in expenses related to closed facilities and increased other general expenses.

The Company recognized $41.1 million in total stock-based compensation expense during 2008, $35.4 million in 2007 and $29.5 million during 2006. Total unrecognized stock-based compensation expense was $61.8 million at December 31, 2008, and recognition is expected to occur over a weighted-average period of 1.66 years. The weighted-average risk-free rate for 2008 grants of 3.01 percent was based upon the U.S. Treasury yield curve at the time of grant. The weighted-average expected life of options of 5.24 years for 2008 was calculated using a scenario analysis model that uses historical data to aggregate the holding period from actual exercises, post-vesting cancellations and hypothetical assumed exercises on all outstanding options. The weighted average expected volatility of stock for 2008 of 32.1 percent was calculated using historical and implied volatilities. The weighted average expected dividend yield of stock for 2008 of 2.41 percent was the Company's best estimate of the expected future dividend yield using historical activity and expectations about future activity. See Note 13, on pages 70 and 71 of this report, for more information concerning stock based compensation.

Other general expense – net increased $1.8 million in 2008 compared to 2007. The increase was mainly caused by net losses on the disposition of assets in 2008 of $6.4 million, compared to net gains on the disposition of various long-lived assets in 2007 of $10.4 million, and a $6.3 million increase in costs associated with exit or disposal activities. Partially offsetting the increases in general expenses was a decrease of $21.4 million in provisions for environmental-related matters. See Note 14, on page 72 of this report, for more information concerning Other general expense – net.

As required by the Goodwill and Other Intangibles Topic of the ASC, management performed an interim impairment test of certain acquired trademarks during the second quarter of 2008 when it became apparent that current and future sales trends used in determining the fair values of some trademarks were declining substantially. Also, as required by the Goodwill and Other Intangibles Topic of the ASC, management performed an annual impairment test of goodwill and indefinite-lived intangible assets as of October 1, 2008. These two impairment tests in 2008 resulted in reductions in the carrying value of goodwill of $8.9 million and in trademarks with indefinite lives of $45.7 million. The impairment charges are shown as a separate line in the Statements of consolidated income in accordance with the Goodwill and Other Intangibles Topic of the ASC. The goodwill impairments were charged to the Consumer Group ($8.1 million) and the Global Finishes Group ($.8 million) and were related to projected declines in future cash flow from certain domestic and foreign businesses. The impairment of trademarks with indefinite lives was charged to the Paint Stores Group ($42.8 million) and the Consumer Group ($2.9 million). The impairments related primarily to lower-than-anticipated projected sales of certain acquired brands. In addition, the Company also recorded impairments due to changes in circumstances in accordance with the Property, Plant and Equipment Topic of the ASC for certain manufacturing equipment of $2.0 million, which was charged to Cost of goods sold in the Consumer Group. See Notes 5 and 6, on pages 51 through 56 of this report, for more information concerning the impairment of intangible assets and long-lived assets.

Interest expense decreased $5.9 million in 2008 versus 2007 due primarily to decreased short-term borrowings at rates that were lower than 2007. More than offsetting the decrease in Interest expense was a decrease in Interest and net investment income of $10.1 million, due to a lower level of short-term investments in 2008 when compared to 2007 at lower overall rates. The two reductions combined for an overall increase of $4.2 million in the aggregate expense.

Other expense (income) – net fluctuated to $5.1 million expense from $2.3 million income in 2007. This change was due primarily to an unfavorable change in foreign currency related transactions to a loss of $10.6 million from a gain of $.2 million in 2007. Partially offsetting this unfavorable trend in foreign currency transaction losses was a decrease in Net expense from financing and investing activities of $2.4 million. See Note 14, on page 72 of this report, for more information concerning Other expense (income) – net.

Income before income taxes decreased $198.5 million. Selling price increases implemented throughout 2008 could not fully offset the impact of the decrease in sales volume and raw material cost increases, resulting in a reduction in Gross profit of $100.1 million. Increases totaling $59.9 million in SG&A ($46.5 million), Other general expense - net ($1.8 million), in aggregate interest expense ($4.2 million) and in Other expense (income) – net ($7.4 million) further negatively impacted income before income taxes. Increased Impairment of trademarks and goodwill of $38.5 million over 2007 for the reduction in fair value of certain trademarks and goodwill was the final component of the reduction in Income before income taxes.

Net income decreased $138.7 million in 2008 due to the decrease in Income before income taxes and to an increase in the effective tax rate to 33.3 percent in 2008 from 32.6 percent in 2007. The effective tax rate increase in 2008 compared to 2007 was due primarily to an increase in the state and local tax component of the effective tax rate compared to 2007. The state and local income tax component increased primarily due to the impact of prior audit settlements and the effects of current state law changes. For the year, diluted net income per common share decreased to $4.00 per share from $4.70 per share in 2007.

Shareholders
The Sherwin-Williams Company

We are responsible for establishing and maintaining accounting and control systems over financial reporting which are designed to provide reasonable assurance that the Company has the ability to record, process, summarize and report reliable financial information. We recognize that internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and is subject to the possibility of human error or the circumvention or the overriding of internal control. Therefore, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, we believe we have designed into the process safeguards to reduce, though not eliminate, this risk. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In order to ensure that the Company's internal control over financial reporting was effective as of December 31, 2009, we conducted an assessment of its effectiveness under the supervision and with the participation of our management group. This assessment was based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our assessment of internal control over financial reporting under the criteria established in Internal Control – Integrated Framework, we have concluded that, as of December 31, 2009, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting as of December 31, 2009 has been audited by Ernst & Young LLP, an independent registered public accounting firm, and their report on the effectiveness of our internal control over financial reporting is included on page 37 of this report.



C. M. Connor
Chairman and Chief Executive Officer



S. P. Hennessy
Senior Vice President - Finance and Chief Financial Officer



J. L. Ault
Vice President - Corporate Controller

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Shareholders and Board of Directors
The Sherwin-Williams Company
Cleveland, Ohio

We have audited The Sherwin-Williams Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Sherwin-Williams Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Sherwin-Williams Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Sherwin-Williams Company as of December 31, 2009, 2008 and 2007, and the related statements of consolidated income, cash flows and shareholders' equity and comprehensive income for each of the three years in the period ended December 31, 2009 and our report dated February 24, 2010 expressed an unqualified opinion thereon.


Ernst + Young LLP

Cleveland, Ohio
February 24, 2010

Shareholders
The Sherwin-Williams Company

We are responsible for the preparation and fair presentation of the consolidated financial statements, accompanying notes and related financial information included in this report of The Sherwin-Williams Company and its consolidated subsidiaries (collectively, the "Company") as of December 31, 2009, 2008 and 2007 and for the years then ended in accordance with U.S. generally accepted accounting principles. The consolidated financial information included in this report contains certain amounts that were based upon our best estimates, judgments and assumptions that we believe were reasonable under the circumstances.

We have conducted an assessment of the effectiveness of internal control over financial reporting based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As discussed in the Report of Management on Internal Control Over Financial Reporting on page 36 of this report, we concluded that the Company's internal control over financial reporting was effective as of December 31, 2009.

The Board of Directors pursues its responsibility for the oversight of the Company's accounting policies and procedures, financial statement preparation and internal control over financial reporting through the Audit Committee, comprised exclusively of independent directors. The Audit Committee is responsible for the appointment and compensation of the independent registered public accounting firm. The Audit Committee meets at least quarterly with financial management, internal auditors and the independent registered public accounting firm to review the adequacy of financial controls, the effectiveness of the Company's internal control over financial reporting and the nature, extent and results of the audit effort. Both the internal auditors and the independent registered public accounting firm have private and confidential access to the Audit Committee at all times.

We believe that the consolidated financial statements, accompanying notes and related financial information included in this report fairly reflect the form and substance of all material financial transactions and fairly present, in all material respects, the consolidated financial position, results of operations and cash flows as of and for the periods presented.



C. M. Connor
Chairman and Chief Executive Officer



S. P. Hennessy
Senior Vice President - Finance and Chief Financial Officer



J. L. Ault
Vice President - Corporate Controller

Shareholders and Board of Directors
The Sherwin-Williams Company
Cleveland, Ohio

We have audited the accompanying consolidated balance sheets of The Sherwin-Williams Company as of December 31, 2009, 2008 and 2007, and the related statements of consolidated income, cash flows and shareholders' equity and comprehensive income for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Sherwin-Williams Company at December 31, 2009, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Sherwin-Williams Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2010 expressed an unqualified opinion thereon.

Ernst + Young LLP
Cleveland, Ohio
February 24, 2010

STATEMENTS OF CONSOLIDATED INCOME
(thousands of dollars except per common share data)

	Year ended December 31,		
	2009	2008	2007
Net sales	$ 7,094,249	$ 7,979,727	$ 8,005,292
Cost of goods sold	3,831,080	4,480,927	4,406,365
Gross profit	3,263,169	3,498,800	3,598,927
Percent to net sales	46.0%	43.8%	45.0%
Selling, general and administrative expenses	2,534,775	2,643,580	2,597,121
Percent to net sales	35.7%	33.1%	32.4%
Other general expense - net	33,620	19,319	17,530
Impairments of trademarks and goodwill	14,144	54,604	16,123
Loss on dissolution of a foreign subsidiary	21,923		
Interest expense	40,026	65,684	71,630
Interest and net investment income	(2,393)	(3,930)	(14,099)
Other expense (income) - net	(1,743)	5,068	(2,321)
Income before income taxes	622,817	714,475	912,943
Income taxes	186,969	237,599	297,365
Net income	$ 435,848	$ 476,876	$ 615,578
Net income per common share:			
Basic	$ 3.84	$ 4.08	$ 4.84
Diluted	$ 3.78	$ 4.00	$ 4.70

See notes to consolidated financial statements.

(thousands of dollars)

	December 31, 2009	2008	2007
Assets			
Current assets:			
Cash and cash equivalents	$ 69,329	$ 26,212	$ 27,325
Accounts receivable, less allowance	696,055	769,985	870,675
Inventories:			
Finished goods	630,683	749,405	756,087
Work in process and raw materials	107,805	114,795	131,378
	738,488	864,200	887,465
Deferred income taxes	121,276	97,568	104,600
Other current assets	144,871	151,240	179,515
Total current assets	1,770,019	1,909,205	2,069,580
Goodwill	1,014,825	1,006,712	996,613
Intangible assets	279,413	299,963	351,144
Deferred pension assets	245,301	215,637	400,553
Other assets	195,612	124,117	138,078
Property, plant and equipment:			
Land	85,166	85,485	83,008
Buildings	600,687	580,216	561,794
Machinery and equipment	1,512,218	1,564,221	1,516,534
Construction in progress	23,086	26,560	65,322
	2,221,157	2,256,482	2,226,658
Less allowances for depreciation	1,402,472	1,396,357	1,327,286
	818,685	860,125	899,372
Total Assets	$ 4,323,855	$ 4,415,759	$ 4,855,340
Liabilities and Shareholders' Equity			
Current liabilities:			
Short-term borrowings	$ 22,674	$ 516,438	$ 657,082
Accounts payable	674,766	738,093	740,797
Compensation and taxes withheld	176,538	194,787	224,300
Accrued taxes	76,499	58,510	70,669
Current portion of long-term debt	12,267	13,570	14,912
Other accruals	430,924	415,338	433,625
Total current liabilities	1,393,668	1,936,736	2,141,385
Long-term debt	782,670	303,727	293,454
Postretirement benefits other than pensions	283,784	248,603	262,720
Other long-term liabilities	372,783	321,045	372,054
Shareholders' equity:			
Common stock - $1.00 par value: 109,436,869, 117,035,117 and 122,814,241 shares outstanding at December 31, 2009, December 31, 2008 and December 31, 2007, respectively	228,647	227,147	225,577
Preferred stock - convertible, no par value: 216,753, 216,753 and 324,733 shares outstanding at December 31, 2009, December 31, 2008 and December 31, 2007, respectively	216,753	216,753	324,733
Unearned ESOP compensation	(216,753)	(216,753)	(324,733)
Other capital	1,068,963	1,016,362	897,656
Retained earnings	4,518,428	4,245,141	3,935,485
Treasury stock, at cost	(4,007,633)	(3,472,384)	(3,074,388)
Cumulative other comprehensive loss	(317,455)	(410,618)	(198,603)
Total shareholders' equity	1,490,950	1,605,648	1,785,727
Total Liabilities and Shareholders' Equity	$ 4,323,855	$ 4,415,759	$ 4,855,340

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS
(thousands of dollars)

	Year Ended December 31,		
Operating Activities	2009	2008	2007
Net income	$ 435,848	$ 476,876	$ 615,578
Adjustments to reconcile net income to net operating cash:			
Depreciation	145,186	143,191	139,010
Amortization of intangible assets	25,718	22,320	24,469
Impairment of trademarks and goodwill	14,144	54,604	16,123
Loss on dissolution of a foreign subsidiary	21,923		
Provisions for environmental-related matters	24,705	6,947	28,391
Provisions for qualified exit costs	21,832	12,081	2,508
Deferred income taxes	(8,605)	30,365	32,984
Defined benefit pension plans net credit	31,367	(8,171)	(6,605)
Income tax effect of ESOP on other capital	(13,411)	30,628	21,937
Stock-based compensation expense	23,271	41,114	35,355
Net increase in postretirement liability	1,103	2,223	6,237
Decrease in non-traded investments	42,805	44,480	40,696
(Gain) loss on disposition of assets	(3,387)	6,440	(10,422)
Other	3,923	8,760	3,169
Change in working capital accounts:			
Decrease in accounts receivable	108,190	68,494	58,783
Decrease (increase) in inventories	145,867	(2,472)	5,117
(Decrease) increase in accounts payable	(82,607)	16,349	(68,889)
Increase (decrease) in accrued taxes	11,836	(5,778)	6,351
Decrease in accrued compensation and taxes withheld	(21,579)	(25,610)	(19,795)
Increase (decrease) in refundable income taxes	(2,267)	5,119	(14,551)
Other	(12,767)	(24,880)	(29,942)
Costs incurred for environmental-related matters	(36,986)	(22,369)	(14,486)
Costs incurred for qualified exit costs	(12,322)	(5,643)	(2,223)
Other	(4,601)	1,165	4,750
Net operating cash	859,186	876,233	874,545
Investing Activities			
Capital expenditures	(91,328)	(117,203)	(165,870)
Acquisitions of businesses, net of cash acquired	(15,440)	(68,688)	(282,416)
Decrease in short-term investments			21,200
Proceeds from sale of assets	5,599	11,130	23,824
Increase in other investments	(29,230)	(62,067)	(53,354)
Net investing cash	(130,399)	(236,828)	(456,616)
Financing Activities			
Net (decrease) increase in short-term borrowings	(494,989)	(136,793)	270,676
Net increase (decrease) in long-term debt	471,642	13,385	(198,667)
Payments of cash dividends	(162,561)	(165,111)	(162,301)
Proceeds from stock options exercised	36,596	37,475	71,281
Income tax effect of stock-based compensation exercises and vesting	7,645	11,897	24,176
Treasury stock purchased	(530,363)	(393,540)	(863,139)
Other	(10,800)	(5,223)	(8,643)
Net financing cash	(682,830)	(637,910)	(866,617)
Effect of exchange rate changes on cash	(2,840)	(2,608)	6,843
Net increase (decrease) in cash and cash equivalents	43,117	(1,113)	(441,845)
Cash and cash equivalents at beginning of year	26,212	27,325	469,170
Cash and cash equivalents at end of year	$ 69,329	$ 26,212	$ 27,325
Taxes paid on income	$ 146,385	$ 109,408	$ 186,737
Interest paid on debt	41,106	64,929	75,260

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (thousands of dollars except per common share data)

	Common Stock	Preferred Stock	Unearned ESOP Compen-sation	Other Capital	Retained Earnings	Treasury Stock	Cumulative Other Comprehensive Loss	Total
Balance at January 1, 2007	$ 222,985	$ 433,215	$ (433,215)	$ 748,523	$3,485,564	$(2,202,248)	$ (262,464)	$1,992,360
Comprehensive income:								
Net income					615,578			615,578
Foreign currency translation							34,837	34,837
Net actuarial gains (losses) and prior service costs recognized for employee benefit plans, net of taxes of ($20,777)							28,774	28,774
Unrealized net gains on securities and derivative instruments used in cash flow hedges, net of taxes of ($96)							250	250
Comprehensive income								679,439
Treasury stock purchased				(1,024)		(862,115)		(863,139)
Redemption of preferred stock		(108,482)	108,482					
Income tax effect of ESOP				21,937				21,937
Stock options exercised	2,344			68,937		(10,025)		61,256
Income tax effect of stock options exercised				24,176				24,176
Restricted stock and stock option grants (net activity)	248			35,107				35,355
Cash dividends–$1.26 per common share					(162,301)			(162,301)
Cumulative-effect adjustment to initially apply new accounting standard related to income taxes					(3,356)			(3,356)
Balance at December 31, 2007	225,577	324,733	(324,733)	897,656	3,935,485	(3,074,388)	(198,603)	1,785,727
Comprehensive income:								
Net income					476,876			476,876
Foreign currency translation							(89,116)	(89,116)
Net actuarial gains (losses) and prior service costs recognized for employee benefit plans, net of taxes of $75,939							(121,561)	(121,561)
Unrealized net losses on securities and derivative instruments used in cash flow hedges, net of taxes of $515							(1,338)	(1,338)
Comprehensive income								264,861
Treasury stock purchased				(838)		(392,702)		(393,540)
Redemption of preferred stock		(107,980)	107,980					
Income tax effect of ESOP				30,628				30,628
Stock options exercised	1,275			36,200		(5,294)		32,181
Income tax effect of stock options exercised				11,897				11,897
Restricted stock and stock option grants (net activity)	295			40,819				41,114
Cash dividends–$1.40 per common share					(165,111)			(165,111)
Cumulative-effect adjustment to initially apply new accounting standard related to split-dollar life insurance arrangements					(2,109)			(2,109)
Balance at December 31, 2008	**227,147**	**216,753**	**(216,753)**	**1,016,362**	**4,245,141**	**(3,472,384)**	**(410,618)**	**1,605,648**
Comprehensive income:								
Net income					**435,848**			**435,848**
Foreign currency translation							**75,622**	**75,622**
Net actuarial gains (losses) and prior service costs recognized for employee benefit plans, net of taxes of ($10,285)							**17,168**	**17,168**
Unrealized net gains on securities and derivative instruments used in cash flow hedges, net of taxes of ($144)							**373**	**373**
Comprehensive income								**529,011**
Treasury stock purchased						**(530,363)**		**(530,363)**
Income tax effect of ESOP				**(13,411)**				**(13,411)**
Stock options exercised	**1,071**			**35,525**		**(4,886)**		**31,710**
Income tax effect of stock options exercised				**7,645**				**7,645**
Restricted stock and stock option grants (net activity)	**429**			**22,842**				**23,271**
Cash dividends–$1.42 per common share					**(162,561)**			**(162,561)**
Balance at December 31, 2009	**$ 228,647**	**$ 216,753**	**$ (216,753)**	**$1,068,963**	**$4,518,428**	**$(4,007,633)**	**$ (317,455)**	**$1,490,950**

See notes to consolidated financial statements.

(thousands of dollars unless otherwise indicated)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Consolidation. The consolidated financial statements include the accounts of The Sherwin-Williams Company and its wholly owned subsidiaries (collectively, "the Company.") Inter-company accounts and transactions have been eliminated.

Use of estimates. The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those amounts.

Nature of operations. The Company is engaged in the development, manufacture, distribution and sale of paint, coatings and related products to professional, industrial, commercial and retail customers primarily in North and South America, with additional operations in the Caribbean region, Europe and Asia.

Reportable segments. See Note 19 for further details.

Cash flows. Management considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Fair value of financial instruments. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported for Cash and cash equivalents approximate fair value.

Short-term investments: The carrying amounts reported for Short-term investments approximate fair value.

Investments in securities: One fund maintained for the payment of non-qualified benefits includes investments classified as available-for-sale securities. The fair value of such investments, based on quoted market prices, was $14,937, $15,475 and $13,643 at December 31, 2009, 2008 and 2007, respectively. The carrying value of investments included in the fund not classified as available-for-sales securities, was $9,211, $8,680 and $8,105 at December 31, 2009, 2008 and 2007, respectively. This fund is reported in Other assets. The Company also has a deferred compensation plan liability that is valued based on quoted market prices. The fair value of the liability was $19,710, $19,443 and $24,246 at December 31, 2009, 2008 and 2007, respectively. See the fair value measurement table on page 45.

Non-traded investments: The Company has invested in the U.S. affordable housing and historic renovation real estate markets. These investments have been identified as variable interest entities. However, the Company is not the primary beneficiary and does not consolidate the operations of the investments in accordance with the Consolidation Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The Company's risk of loss from these non-traded investments is limited to the amount of its contributed capital. The carrying amounts of these non-traded investments, included in Other assets, were $88,249, $33,095 and $41,513 at December 31, 2009, 2008 and 2007, respectively. The carrying amounts of these investments, which approximate market value, were determined based on cost less related income tax credits determined by the effective yield method.

Short-term borrowings: The carrying amounts reported for Short-term borrowings approximate fair value.

Long-term debt (including current portion): The fair values of the Company's publicly traded debt, shown below, are based on quoted market prices. The fair values of the Company's non-traded debt, also shown below, are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. See Note 8.

	December 31,					
	2009		2008		2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Publicly traded debt	$768,300	$741,989	$284,014	$291,464	$284,104	$316,134
Non-traded debt	26,637	25,105	33,283	29,805	24,262	21,999

(thousands of dollars unless otherwise indicated)

Derivative instruments: The Company utilizes derivative instruments as part of its overall financial risk management policy. The Company entered into option and forward currency exchange contracts in 2009, 2008 and 2007 primarily to hedge against foreign currency risk exposure. See Note 14. During 2009, 2008 and 2007, the Company entered into swaps to partially hedge forecasted future commodity purchases. These hedges were designated as cash flow hedges under the Derivatives and Hedging Topic of the ASC. There were no contracts outstanding at December 31, 2009. The fair values of these derivative instruments were included in Other current assets or Other accruals and were insignificant at December 31, 2008 and 2007. During 2009, 2008 and 2007, the Company reclassified insignificant gains and losses from Cumulative other comprehensive loss into earnings. The Company does not use derivative instruments for speculative purposes.

Fair value measurements. Effective January 1, 2008, the Company adopted Financial Accounting Standards (FAS) No. 157, "Fair Value Measurements," which is now codified in the Fair Value Measurements and Disclosures Topic of the ASC. This statement provides guidance for using fair value to measure financial and non-financial assets and liabilities and it only applies when other standards require or permit the fair value measurement. It does not expand the use of fair value measurements. As of January 1, 2009, FAS No. 157 applies to both financial and non-financial assets and liabilities.

In February 2007, the FASB issued FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which is now codified in the Financial Instruments Topic of the ASC. FAS No. 159 allows companies to choose to measure many financial assets at fair value. The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, all subsequent changes in fair value for that instrument are reported in earnings. The standard was effective for fiscal years beginning after November 15, 2007, and adoption is optional. The Company has not elected the fair value measurement for any existing financial instruments other than those that are already being measured at fair value.

Assets and Liabilities Reported at Fair Value on a Recurring Basis

	Fair Value at December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Deferred compensation plan asset [A]	$ 14,937	$ 9,900	$ 5,037	
Total assets at fair value	$ 14,937	$ 9,900	$ 5,037	
Liabilities:				
Deferred compensation plan liability [B]	$ 19,710	$ 19,710		
Total liabilities at fair value	$ 19,710	$ 19,710		

(A) The deferred compensation plan asset consists of the investment funds maintained for the future payments under the Company's executive deferred compensation plan, which is structured as a rabbi trust. The investments are marketable securities accounted for under the Debt and Equity Securities Topic of the ASC. The level 1 investments are valued using quoted market prices multiplied by the number of shares. The level 2 investments are valued based on vendor or broker models. The cost basis of the investment funds is $13,836.

(B) The deferred compensation plan liability represents the value of the Company's liability under its deferred compensation plan based on quoted market prices.

Assets and Liabilities Reported at Fair Value on a Nonrecurring Basis

	Fair Value at December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Trademarks [A]	$ 24,218			$ 24,218
Fixed assets [B]	6,736		$ 6,736	
	$ 30,954		$ 6,736	$ 24,218

(A) As a result of the 2009 annual impairment test performed in accordance with the Intangibles Topic of the ASC, trademarks with a carrying value of $38,362 were written down to their calculated fair value of $24,218, resulting in an impairment charge of $14,144. See Note 5.

(B) Fixed assets totaling $18,010 were written down to their estimated net realizable value of $6,736. The write-downs primarily related to the dissolution of a foreign subsidiary ($5,299) and facilities closed during 2009 ($5,404). See Notes 3 and 6.

(thousands of dollars unless otherwise indicated)

Allowance for doubtful accounts. The Company recorded an allowance for doubtful accounts of $44,755, $40,760 and $29,593 at December 31, 2009, 2008 and 2007, respectively, to reduce Accounts receivable to their estimated net realizable value. The allowance was based on an analysis of historical bad debts, a review of the aging of Accounts receivable and the current creditworthiness of customers.

Reserve for obsolescence. The Company recorded a reserve for obsolescence of $70,941, $57,305 and $77,189 at December 31, 2009, 2008 and 2007, respectively, to reduce Inventories to their estimated net realizable value.

Goodwill. Goodwill represents the cost in excess of fair value of net assets acquired in business combinations accounted for by the purchase method. In accordance with the Impairments Topic of the ASC, goodwill is tested for impairment on an annual basis and in between annual tests if events or circumstances indicate potential impairment. See Note 5.

Intangible assets. Intangible assets include trademarks, non-compete covenants and certain intangible property rights. As required by the Goodwill and Other Intangibles Topic of the ASC, trademarks have been classified as indefinite-lived assets and are not amortized. An annual test for impairment is performed and interim tests are performed whenever an event occurs or circumstances indicate potential impairment. See Note 5. The cost of non-compete covenants and certain intangible property rights are amortized on a straight-line basis over the expected period of benefit as follows:

	Useful Life
Non-compete covenants	3 – 5 years
Certain intangible property rights	3 – 20 years

Accumulated amortization of finite-lived intangible assets was $199,691, $165,566 and $144,649 at December 31, 2009, 2008 and 2007, respectively. See Note 5.

Impairment of long-lived assets. In accordance with the Property, Plant and Equipment Topic of the ASC, management evaluates the recoverability and estimated remaining lives of long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or the useful life has changed. See Notes 5 and 6.

Property, plant and equipment. Property, plant and equipment is stated on the basis of cost. Depreciation is provided by the straight-line method. Included in Property, plant and equipment are leasehold improvements. The major classes of assets and ranges of annual depreciation rates are:

Buildings	2-1/2% – 20%
Machinery and equipment	5% – 20%
Furniture and fixtures	10% – 33-1/3%
Automobiles and trucks	10% – 33-1/3%

Standby letters of credit. The Company occasionally enters into standby letter of credit agreements to guarantee various operating activities. These agreements provide credit availability to the various beneficiaries if certain contractual events occur. Amounts outstanding under these agreements totaled $29,786, $28,358 and $20,142 at December 31, 2009, 2008 and 2007, respectively.

Product warranties. The Company offers product warranties for certain products. The specific terms and conditions of such warranties vary depending on the product or customer contract requirements. Management estimated the costs of unsettled product warranty claims based on historical results and experience and included an amount in Other accruals. Management periodically assesses the adequacy of the accrual for product warranty claims and adjusts the accrual as necessary.

Changes in the Company's accrual for product warranty claims during 2009, 2008 and 2007, including customer satisfaction settlements during the year, were as follows:

	2009	2008	2007
Balance at January 1	$ 18,029	$ 19,596	$ 25,226
Charges to expense	31,367	31,339	31,461
Settlements	(27,182)	(32,906)	(37,091)
Balance at December 31	$ 22,214	$ 18,029	$ 19,596

Environmental matters. Capital expenditures for ongoing environmental compliance measures were recorded in Property, plant and equipment, and related expenses were included in the normal operating expenses of conducting business. The Company is involved with environmental investigation and remediation activities at some of its currently and formerly owned sites and at a number of third-party sites. The Company accrued for environmental-related activities for which commitments or clean-up plans have been developed and when such costs could be reasonably estimated based on industry standards and professional judgment. All accrued amounts were recorded on an undiscounted basis. Environmental-related expenses included direct costs of investigation and remediation and indirect costs such as compensation and benefits for employees directly involved in the investigation and remediation activities and fees paid to outside engineering, consulting and law firms. See Notes 9 and 14.

(thousands of dollars unless otherwise indicated)

Employee stock purchase and savings plan and preferred stock. The Company accounts for the employee stock purchase and savings plan (ESOP) in accordance with the Employee Stock Ownership Plans Subtopic of the Compensation – Stock Ownership Topic of the ASC. The Company recognized compensation expense for amounts contributed to the ESOP and the ESOP used dividends on unallocated preferred shares to service debt. Unallocated preferred shares held by the ESOP were not considered outstanding in calculating earnings per share of the Company. See Note 12.

Defined Benefit Pension and Other Postretirement Benefit Plans. The Company accounts for its defined benefit pension and other postretirement benefit plans in accordance with the Retirement Benefits Topic of the ASC, which requires the recognition of a plan's funded status as an asset for overfunded plans and as a liability for unfunded or underfunded plans. See Note 7.

Split-dollar life insurance arrangements. Effective January 1, 2008, the Company adopted FASB Emerging Issues Task Force (EITF) Issue No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements" and EITF Issue No. 06-10, "Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements," both of which are now codified in the Retirement Benefits Topic of the ASC. The EITFs require an employer to recognize the liability for the postretirement benefit related to endorsement and collateral assignment split-dollar life insurance arrangements. As a result of the adoption, the Company recognized a liability of $2,109, representing the present value of the future premium payments to be made under the existing policies. In accordance with the transition provisions of the EITFs, this cumulative-effect adjustment was recorded as a decrease to the January 1, 2008 retained earnings balance.

Stock-based compensation. The cost of the Company's stock-based compensation is recorded in accordance with the Stock Compensation Topic of the ASC. The Company follows the "modified prospective" method whereby compensation cost is recognized for all share-based payments granted after December 31, 2005 and for all unvested awards granted prior to January 1, 2006. See Note 13.

Foreign currency translation. All consolidated non-highly inflationary foreign operations use the local currency of the country of operation as the functional currency and translated the local currency asset and liability accounts at year-end exchange rates while income and expense accounts were translated at average exchange rates. The resulting translation adjustments were included in Cumulative other comprehensive loss, a component of Shareholders' equity.

Cumulative other comprehensive loss. At December 31, 2009, the ending balance of Cumulative other comprehensive loss included adjustments for foreign currency translation of $156,291, net prior service costs and net actuarial losses related to pension and other postretirement plans of $161,533 and unrealized net gains on marketable equity securities and derivative instruments used in cash flow hedges of $369. At December 31, 2008 and 2007 the ending balance of Cumulative other comprehensive loss included adjustments for foreign currency translation of $231,913 and $142,799, respectively, net prior service costs and net actuarial losses related to pension and other postretirement plans of $178,701 and $57,139, respectively, and unrealized losses (gains) on marketable equity securities and derivative instruments used in cash flow hedges of $4 and $(1,335), respectively.

Revenue recognition. All revenues were recognized when products were shipped and title had passed to unaffiliated customers. Collectibility of amounts recorded as revenue was reasonably assured at the time of recognition.

Customer and vendor consideration. The Company offered certain customers rebate and sales incentive programs which were classified as reductions in Net sales. Such programs were in the form of volume rebates, rebates that constituted a percentage of sales or rebates for attaining certain sales goals. The Company received consideration from certain suppliers of raw materials in the form of volume rebates or rebates that constituted a percentage of purchases. These rebates were recognized on an accrual basis by the Company as a reduction of the purchase price of the raw materials and a subsequent reduction of Cost of goods sold when the related product was sold.

Costs of goods sold. Included in Costs of goods sold were costs for materials, manufacturing, distribution and related support. Distribution costs included all expenses related to the distribution of products including inbound freight charges, purchase and receiving costs, warehousing costs, internal transfer costs and all costs incurred to ship products. Also included in Costs of goods sold were total technical expenditures, which included research and development costs, quality control, product formulation expenditures and other similar items. Research and development costs included in technical expenditures were $40,425, $37,469 and $37,266 for 2009, 2008 and 2007 respectively.

(thousands of dollars unless otherwise indicated)

Selling, general and administrative expenses. Selling costs included advertising expenses, marketing costs, employee and store costs and sales commissions. The cost of advertising was expensed as incurred. The Company incurred $218,370, $233,604 and $256,253 in advertising costs during 2009, 2008 and 2007 respectively. General and administrative expenses included human resources, legal, finance and other support and administrative functions.

Earnings per share. Shares of preferred stock held in an unallocated account of the ESOP (see Note 12) and common stock held in a revocable trust (see Note 11) were not considered outstanding shares for basic or diluted income per common share calculations. All references to "shares" or "per share" information throughout this report relate to common shares and are stated on a diluted per common share basis, unless otherwise indicated. Basic net income per common share amounts were computed based on the weighted-average number of common shares outstanding during the year. Diluted net income per common share amounts were computed based on the weighted-average number of common shares outstanding plus all dilutive securities potentially outstanding during the year. See Note 16.

Subsequent Events. The Company has evaluated events and transactions occurring subsequent to December 31, 2009 through February 24, 2010, the date of the issuance of the financial statements in accordance with the Subsequent Events Topic of the ASC. During this period, there were no recognized subsequent events requiring recognition in the financial statements, and no non-recognized subsequent events requiring disclosure.

Impact of recently issued accounting standards. In June 2009, the FASB issued FAS No. 166, "Accounting for Transfers of Financial Assets" (now codified in the Transfers and Servicing Topic of the ASC) and FAS No. 167, "Amendments to FASB Interpretation (FIN) No. 46(R)" (now codified in the Consolidation Topic of the ASC). FAS No. 166 removes the concept of a qualifying special-purpose entity (SPE) from FAS No. 140 and eliminates the exception for qualifying SPEs from the consolidation guidance of FIN No. 46(R). FAS No. 167 changes the analysis that must be performed to determine the primary beneficiary of a variable interest entity (VIE), amends certain guidance in FIN No. 46(R) for determining whether an entity is a VIE and requires enhanced disclosures about involvement with VIEs. Both statements are effective for periods beginning on or after January 1, 2010. The statements will not have a significant impact on the Company's results of operations, financial condition, liquidity, or disclosures.

Effective December 31, 2009, the Company adopted FASB Staff Position (FSP) FAS No. 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets," which is now codified in the Defined Benefit Plans Subtopic of the Compensation – Retirement Benefits Topic of the ASC. The FSP amends FAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," to provide guidance on disclosures about plan assets of defined benefit pension and other postretirement benefit plans. The FSP requires disclosures about how investment allocation decisions are made, the major categories of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs and significant concentrations of risk within plan assets. The FSP is effective for fiscal years ending after December 15, 2009, and the provisions are not required for earlier periods presented for comparative purposes. See Note 7. The FSP has no impact on the Company's results of operations, financial condition or liquidity.

Effective September 30, 2009, the Company adopted FAS No. 168, "The FASB Accounting Standards Codification (ASC) and the Hierarchy of Generally Accepted Accounting Principles." The statement makes the ASC the single source of authoritative U.S. accounting and reporting standards, but it does not change U.S. GAAP. As a result of the adoption, financial statements for interim and annual periods ending on or after September 30, 2009 reflect the Codification references. The statement has no impact on the Company's results of operations, financial condition or liquidity. The guidance in FAS No. 168 is codified in the General Principles Topic of the ASC.

Effective June 30, 2009, the Company adopted FAS No. 165, "Subsequent Events," which is now codified in the Subsequent Events Topic of the ASC. FAS No. 165 defines subsequent events as events or transactions that occur after the balance sheet date, but before the financial statements are issued. It defines two types of subsequent events: recognized subsequent events, which provide additional evidence about conditions that existed at the balance sheet date, and non-recognized subsequent events, which provide evidence about conditions that did not exist at the balance sheet date, but arose before the financial statements were issued. Recognized subsequent events are required to be recognized in the financial statements, and non-recognized subsequent events are required to be disclosed. The statement requires entities to disclose the date through which subsequent events have been evaluated, and the basis for that date. FAS No. 165 is consistent with current practice and does not have any impact on the Company's results of operations, financial condition or liquidity.

(thousands of dollars unless otherwise indicated)

Effective June 30, 2009, the Company adopted three fair value-related FSPs: (i) FSP FAS No. 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments" (FSP FAS No. 115-2, now codified in the Investments Topic of the ASC), (ii) FSP FAS No. 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" (FSP FAS No. 157-4, now codified in the Fair Value Measurements and Disclosures Topic of the ASC) and (iii) FSP FAS No. 107-1 and Accounting Principles Board Opinion (APB) No. 28-1, "Interim Disclosures about Fair Value of Financial Instruments" (FSP FAS No. 107-1, now codified in the Financial Instruments Topic of the ASC). FSP FAS No. 115-2 amends the existing accounting requirements for other-than-temporary impairment for debt securities by modifying the requirement for recognizing other-than-temporary impairments, changing the terminology used to assess the probability of cash flows and requiring additional disclosures. FSP FAS No. 157-4 amends FAS No. 157, "Fair Value Measurements" to provide additional guidance on estimating fair value when the volume and level of transaction activity for an asset or liability have significantly decreased in relation to normal activity for the asset or liability. FSP FAS No. 107-1 extends the disclosure requirements of FAS No. 107, "Disclosures About Fair Value of Financial Instruments" to interim financial statements. The statements do not have a significant impact on the Company's results of operations, financial condition or liquidity.

Effective January 1, 2009, the Company adopted FSP EITF No. 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities," which clarifies EITF No. 03-6, "Participating Securities and the Two-Class Method Under FAS No. 128," and is now codified in the Earnings Per Share Topic of the ASC. Under the FSP, unvested share-based payment awards that contain rights to receive non-forfeitable dividends (whether paid or unpaid) are considered participating securities, and the two-class method of computing earnings per share is required for all periods presented. Because the use of the two-class method does not have a significant impact on the basic and diluted earnings per share calculations, the treasury stock method continues to be disclosed. See Note16.

Effective January 1, 2009, the Company adopted FSP FAS No. 142-3, now codified in the Intangibles Topic of the ASC, which amends the factors that must be considered in developing renewal or extension assumptions used to determine the useful life over which to amortize the cost of a recognized intangible asset under FAS No. 142, "Goodwill and Other Intangible Assets." The FSP requires an entity to consider its own assumptions about renewal or extension of the term of the arrangement, consistent with its expected use of the asset. Considering these assumptions will improve consistency between the useful life of a recognized intangible asset under the Intangibles Topic of the ASC and the period of expected cash flows used to measure the fair value of the asset under the Business Combinations Topic of the ASC. The FSP does not have a significant impact on the Company's results of operations, financial condition or liquidity.

Effective January 1, 2009, the Company adopted FAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities," an amendment of FASB Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities," which is now codified in the Derivatives and Hedging Topic of the ASC. FAS No. 161 requires entities to provide greater transparency about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under FAS No. 133, and how derivative instruments and related hedged items affect an entity's financial position, results of operations, and cash flows. The statement does not have an impact on the Company's results of operations, financial condition or liquidity.

Effective January 1, 2009, the Company adopted FAS No. 141(R), "Applying the Acquisition Method," which is now codified in the Business Combinations Topic of the ASC. FAS No. 141(R) provides guidance for the recognition of the fair values of the assets acquired upon initially obtaining control, including the elimination of the step acquisition model. The standard does not have a significant impact on the Company's results of operations, financial condition or liquidity.

Effective January 1, 2009, the Company adopted FAS No. 160, "Accounting for Noncontrolling Interests," now codified in the Consolidation Topic of the ASC. FAS No. 160 clarifies the classification of noncontrolling interests in consolidated statements of financial position and the accounting for and reporting of transactions between the reporting entity and holders of such noncontrolling interests. Under the standard, noncontrolling interests are considered equity and should be reported as an element of consolidated equity, and net income will encompass the total income of all consolidated subsidiaries and there will be separate disclosure on the face of the income statement of the attribution of that income between the controlling and noncontrolling interests. FAS No. 160 does not have a significant impact on the Company's results of operations, financial condition or liquidity.

In accordance with FSP FAS No. 157-2, "Effective Date of FASB Statement No. 157" (now codified in the Fair Value Measurements and Disclosures Topic of the ASC), the Company adopted FAS No. 157 for its financial assets and liabilities as of January 1, 2008, and for its non-financial assets and liabilities as of January 1, 2009. FAS No. 157

(thousands of dollars unless otherwise indicated)

provides guidance for using fair value to measure assets and liabilities and only applies when other standards require or permit the fair value measurement of assets and liabilities. It does not expand the use of fair value measurements. The application of the guidance in FAS No. 157 does not have a significant impact on the Company's results of operations, financial condition or liquidity.

Reclassification. Certain amounts in the 2008 and 2007 consolidated financial statements have been reclassified to conform to the 2009 presentation.

NOTE 2 – ACQUISITIONS

All acquisitions have been accounted for as purchases and their results of operations have been included in the consolidated financial statements since the date of acquisition.

During the first quarter of 2009, the Company acquired Altax Sp. zo.o. (Altax). Headquartered in Poznan, Poland, Altax is a leading innovator of protective woodcare coatings and serves multiple channels, including industrial, professional and DIY. Included in the Consumer Group, the acquisition provides a platform for further growth in Central Europe. The aggregate consideration paid for Altax was $11,500, net of cash acquired, including the assumption of certain financial obligations. The acquisition resulted in the recognition of goodwill and intangible assets.

In December 2008, the Company acquired Euronavy-Tintas Maritimas e Industriais S.A. of Portugal (Euronavy). Headquartered in Lisbon, Portugal, Euronavy is a leading innovator of marine and protective coatings applied to ships, off shore platforms, storage tanks, steel, concrete and flooring. Included in the Global Finishes Group, the acquisition strengthens the Company's global platform of protective and marine coatings.

In September 2008, the Company purchased certain assets of the Wagman Primus Group, LP (Wagman). The acquired assets are related to imported raw materials of brushes and foreign manufactured applicators and allows greater flexibility and control in the importation of applicators and related products for the Consumer Group.

In July 2008, the Company acquired the liquid coatings subsidiaries of Inchem Holdings International Limited (Inchem). Headquartered in Singapore, Inchem produces coatings applied to wood and plastic products in Asia. These waterborne, solvent-based, and ultraviolet curable coatings are applied to furniture, cabinets, flooring and electronic products. The coatings are made and sold in China, Vietnam and Malaysia and distributed to 15 other Asian countries. This acquisition strengthens the Global Finishes Group's product offering throughout Asia.

In February 2008, the Company acquired Becker Powder Coatings, Inc. (Becker), a subsidiary of Sweden-based AB Wilh. Headquartered in Columbus, Ohio, Becker produces powder coatings applied to appliances, metal furniture, fixtures, equipment and electronic products manufactured throughout North America. This acquisition strengthens Global Finishes Group's position in the powder coatings market.

The aggregate consideration paid for Euronavy, Inchem, Wagman and Becker was $64,103, net of cash acquired, including acquisition costs and the assumption of certain financial obligations. The acquisitions resulted in the recognition of intangible assets. The Euronavy, Inchem and Becker acquisitions also resulted in the recognition of goodwill.

In October 2007, an indirect wholly owned subsidiary of the Company acquired the remaining 75 percent interest in Life Shield Engineered Systems LLC (Life Shield) by acquiring all of the outstanding membership interests. In late December 2007, the Company acquired substantially all the assets and business of Flex Recubrimientos, S.A. de C.V. and related companies (Flex group). The aggregate consideration paid in cash for these acquisitions was $27,056 including costs of acquisition and the assumption of certain financial obligations. Life Shield is a start-up company that develops and manufactures blast and fragment mitigating systems and ballistic resistant systems that will expand the product offering in the Consumer Group. Flex group is a leading manufacturer and distributor of automotive after-market body fillers, putties, primers and other vehicle refinish products headquartered in Monterrey, Mexico. This acquisition will strengthen the Global Finishes Group's automotive refinish market position in Mexico. These acquisitions resulted in the recognition of goodwill. The acquisition of Flex group resulted in the recognition of identifiable intangible assets.

During the third quarter of 2007, the Company acquired substantially all of the stock of Pinturas Industriales S.A. (PISA), substantially all of the assets and business of Napko, S.A. de C.V. (Napko), the brand names, formulas and patents of the VHT® brand paint line (VHT), and 100 percent of the stock of Columbia Paint & Coatings Co. (Columbia) for an aggregate cash consideration of $105,850, net of cash acquired, including costs of acquisition and the assumption of certain financial obligations. The acquisitions of Napko and Columbia resulted in the recognition of goodwill and all four acquisitions resulted in the recognition of identifiable intangible assets. Columbia, included in the Paint Stores Group, is a leading manufacturer and distributor of paints and coatings in the central and northwestern United States. Columbia services the professional painting contractor, builder and do-it-yourself markets through company-operated stores. Columbia was acquired to contribute to the Company's domestic controlled-distribution growth strategy. VHT,

(thousands of dollars unless otherwise indicated)

included in the Consumer Group, is the market leader in High Temperature coatings and premium aerosol products. VHT was acquired to broaden the product offering in Consumer Group and add to its growth strategy. Napko, included in the Global Finishes Group, is a leading manufacturer and distributor of industrial maintenance coatings primarily for the government oil and power industries in Mexico primarily through company-operated branches. PISA, also included in the Global Finishes Group, provides industrial paint products in Uruguay to the wood protection and industrial maintenance market. Napko and PISA were acquired to support and broaden the Company's international growth strategy.

During the second quarter of 2007, the Company acquired substantially all of the assets and business of Nitco Paints Private Limited (Nitco) and 100 percent of the stock of M. A. Bruder & Sons Incorporated (MAB) for an aggregate consideration in cash of $149,508, net of cash acquired, including costs of acquisition and the assumption of certain financial obligations. Both acquisitions resulted in the recognition of goodwill and identifiable intangible assets. MAB, included in the Paint Stores Group, is a leading manufacturer and distributor of paints and coatings in the eastern and southeastern portions of the United States. MAB services the professional painting contractor, builder and do-it-yourself markets through its own company-operated stores. MAB was acquired as part of the Company's domestic controlled-distribution growth strategy. Nitco, included in the Global Finishes Group, is a leading manufacturer and distributor, especially in western India, of exterior paints and coatings used in the construction of office buildings, high rise apartments, shopping malls, hospitals and schools. Nitco was acquired to support the Company's growth strategy into new international markets.

The following unaudited pro-forma summary presents consolidated financial information as if Altax, Euronavy, Wagman, Inchem, Becker, Flex group, Life Shield, Columbia, VHT, Napko, PISA, MAB and Nitco had been acquired at the beginning of each period presented. The unaudited pro-forma consolidated financial information does not necessarily reflect the actual results that would have occurred had the acquisitions taken place on January 1, 2007 or the future results of operations of the combined companies under ownership and operation of the Company.

	2009	2008	2007
Net sales	$7,094,519	$8,025,041	$8,213,512
Net income	435,470	478,278	622,289
Net income per common share:			
Basic	3.84	4.09	4.89
Diluted	3.77	4.01	4.75

NOTE 3 – LOSS ON DISSOLUTION OF A FOREIGN SUBSIDIARY

In the fourth quarter of 2009, the Company dissolved an insolvent European subsidiary resulting in a pre-tax expense of $21,923 consisting primarily of current and non-current asset write-downs of $11,637 and severance expense of $5,161. The majority of the severance expense is expected to be paid in 2010.The expense was recorded as a separate line item on the Statements of Consolidated Income due to the significant nature of the dissolution. The Company restructured other business units to maintain service to the majority of its European customers. The impact of the expense on basic and diluted net income per common share for the year was $0.05 per share.

NOTE 4 – INVENTORIES

Inventories were stated at the lower of cost or market with cost determined principally on the last-in, first-out (LIFO) method. The following presents the effect on inventories, net income and net income per common share had the Company used the first-in, first-out (FIFO) inventory valuation method adjusted for income taxes at the statutory rate and assuming no other adjustments. Management believes that the use of LIFO results in a better matching of costs and revenues. This information is presented to enable the reader to make comparisons with companies using the FIFO method of inventory valuation. During 2009, certain inventories accounted for on the LIFO method were reduced, resulting in the liquidation of certain quantities carried at costs prevailing in prior years. The impact on Net income of such liquidations was $8,634.

	2009	2008	2007
Percentage of total inventories on LIFO	83%	86%	83%
Excess of FIFO over LIFO	$250,454	$321,280	$241,579
Increase (decrease) in net income due to LIFO	43,650	(49,184)	(7,844)
Increase (decrease) in net income per common share due to LIFO	.38	(.41)	(.06)

NOTE 5 – GOODWILL, INTANGIBLE AND LONG-LIVED ASSETS

During 2009, the Company recognized $4,147 of goodwill, $3,211 of trademarks and $2,643 of other intangibles in the acquisition of Altax. Customer relationships valued at $1,572 and intellectual property valued at $1,071 are being amortized over 10 and 8 years, respectively, from the date of acquisition.

During 2008, the Company recognized $24,383 of goodwill in the acquisitions of Euronavy, Inchem, Becker and Columbia. There was no goodwill recognized in the

(thousands of dollars unless otherwise indicated)

acquisition of Wagman Primus. Trademarks of $10,265 were recognized in the acquisition valuation of Inchem and Euronavy. Covenants not to compete of $3,000, obtained in the acquisitions of Inchem, Becker and Wagman Primus, are being amortized over five years from the date of acquisition. Customer lists valued at $6,950, recognized in the acquisitions of Inchem and Becker, are being amortized over periods of 4.5 years and 10 years, respectively. A value for formulations acquired of $300, recognized in the acquisition of Becker, is being amortized over 5 years. No significant residual value was estimated for any of the acquired identified intangible assets.

During 2007, the Company recognized $93,316 of goodwill in the acquisitions of Nitco, MAB, Napko, Columbia, Life Shield and Flex group. There was no goodwill recognized in the acquisitions of PISA and VHT. Trademarks of $37,180 were recognized in the acquisition valuations of Nitco, MAB, Napko, Columbia, VHT and Flex group. Covenants not to compete of $10,028, obtained in the acquisitions of Nitco, MAB, Napko, Columbia and VHT, are being amortized over five years from date of acquisition. Customer lists and a distribution network valued at $25,930, recognized in the acquisitions of Nitco, MAB, Napko, Columbia and VHT, are being amortized over periods of three and one-half to eight years. Additional identified intangible assets of product formulations ($3,680) and other intangible assets ($1,000), recognized as part of the acquisitions of Nitco, MAB, Columbia and VHT are being amortized over periods of three to eight years. No significant residual value was estimated for any of the acquired identified intangible assets. No intangible assets were identified in the Life Shield acquisition.

In accordance with the Property, Plant and Equipment Topic of the ASC, whenever events or changes in circumstances indicate that the carrying value of long-lived assets may not be recoverable or the useful life may have changed, impairment tests are to be performed. Undiscounted cash flows are to be used to calculate the recoverable value of long-lived assets to determine if such assets are impaired. Where impairment is identified, a discounted cash flow valuation model, incorporating discount rates commensurate with the risks involved for each group of assets, is to be used to determine the fair value for the assets to measure any potential impairment.

During 2009, reductions in the carrying value of property, plant and equipment associated with two manufacturing facilities closed during the year was recorded (see Note 6). There were no other significant reductions in carrying value of long-lived assets in 2009.

During 2008, in the Consumer Group, a reduction of $1,980 in the carrying value of certain manufacturing equipment held for disposal was charged to Cost of goods sold. An impairment test was performed due to the consolidation of redundant operations.

During 2007, in the Consumer Group, a reduction of $660 in the carrying values of certain manufacturing equipment and an impairment of $856 in certain assets held for disposal were charged to Cost of goods sold and Other general expense – net, respectively. An impairment test was performed due to changes in the manner in which the manufacturing equipment was used and changes in the disposition plan for the assets held for disposal.

In accordance with the Goodwill and Other Intangibles Topic of the ASC, goodwill and indefinite-lived intangible assets are tested for impairment annually, and interim impairment tests are performed whenever an event occurs or circumstances change that indicate an impairment has more likely than not occurred. October 1 has been established for the annual impairment review. At the time of impairment testing, values are estimated separately for goodwill and trademarks with indefinite lives using a discounted cash flow valuation model, incorporating discount rates commensurate with the risks involved for each group of assets. Impairments of goodwill and trademarks with indefinite lives have been reported as a separate line in the Statements of Consolidated Income.

The annual impairment review performed as of October 1, 2009 resulted in trademark impairments of $14,144 ($10,998 in the Paint Stores Group, $86 in the Consumer Group and $3,060 in the Global Finishes Group), and no goodwill impairment. The trademark impairments related primarily to lower-than-anticipated sales of certain acquired brands.

The annual impairment review performed as of October 1, 2008 resulted in reductions in the carrying values of goodwill of $8,113 and trademarks with indefinite lives of $22,579. The goodwill impairment was included in the Consumer Group. The trademark impairments were in the Paint Stores Group ($22,474) and the Consumer Group ($105). The goodwill and trademark impairments related primarily to lower-than-anticipated cash flow in a certain acquired business and lower-than-anticipated sales of certain acquired brands, respectively.

During the second quarter of 2008, the Company performed an interim impairment review of its goodwill and indefinite-lived intangible assets. Soft domestic architectural paint sales in the new residential, residential repaint, DIY and commercial markets indicated that certain domestic indefinite-lived trademarks might be impaired. In addition, continued low cash flow projections in one foreign business unit indicated that goodwill impairment might be likely. The interim impairment review resulted in reductions in the carrying values of certain trademarks with indefinite lives of $23,121. The trademark impairments were charged to the Paint Stores Group ($20,364) and the Consumer Group ($2,757). The

(thousands of dollars unless otherwise indicated)

goodwill impairment of a foreign business unit aggregated $791 and was charged to the Global Finishes Group.

The annual impairment review performed as of October 1, 2007 resulted in reductions in the carrying values of goodwill of $15,176 and trademarks with indefinite lives of $947. The goodwill impairments were included in the Consumer Group ($4,215) and the Global Finishes Group ($10,961). The trademark impairments were included in the Paint Stores Group ($172), the Consumer Group ($175), and in the Global Finishes Group ($600). The goodwill and trademark impairments related primarily to lower-than-anticipated cash flow in certain acquired businesses and lower-than-anticipated sales of certain acquired brands, respectively.

Amortization of finite-lived intangible assets is as follows for the next five years: $23,300 in 2010, $19,400 in 2011, $19,500 in 2012 and $12,200 in 2013 and $21,600 in 2014.

A summary of changes in the Company's carrying value of goodwill by reportable operating segment is as follows:

Goodwill	Paint Stores Group	Consumer Group	Global Finishes Group	Consolidated Totals
Balance at January 1, 2007	$ 205,149	$ 681,405	$ 29,910	$ 916,464
Acquisitions	69,071	12,371	11,874	93,316
Impairment charged to operations		(4,215)	(10,961)	(15,176)
Currency and other adjustments	30	74	1,905	2,009
Balance at December 31, 2007	274,250	689,635	32,728	996,613
Acquisitions	10,133		14,250	24,383
Impairment charged to operations		(8,113)	(791)	(8,904)
Currency and other adjustments	1,042	1,842	(8,264)	(5,380)
Balance at December 31, 2008	285,425	683,364	37,923	1,006,712
Acquisitions		**4,147**		**4,147**
Currency and other adjustments	**20**	**(29,970)**	**33,916**	**3,966**
Balance at December 31, 2009	**$ 285,445**	**$ 657,541**	**$ 71,839**	**$ 1,014,825**

A summary of the Company's carrying value of intangible assets is as follows:

	Finite-lived intangible assets			Trademarks with indefinite lives	Total intangible assets
	Software	All other	Subtotal		
December 31, 2009					
Weighted-average amortization period	**9 years**	**10 years**	**9 years**		
Gross	**$ 90,263**	**$ 218,621**	**$ 308,884**		
Accumulated amortization	**(47,140)**	**(152,552)**	**(199,691)**		
Net value	**$ 43,123**	**$ 66,069**	**$ 109,193**	**$ 170,221**	**$ 279,413**
December 31, 2008					
Weighted-average amortization period	9 years	9 years	9 years		
Gross	$ 81,236	$ 199,746	$ 280,982		
Accumulated amortization	(35,856)	(129,710)	(165,566)		
Net value	$ 45,380	$ 70,036	$ 115,416	$ 184,547	$ 299,963
December 31, 2007					
Weighted-average amortization period	10 years	10 years	10 years		
Gross	$ 71,480	$ 189,751	$ 261,231		
Accumulated amortization	(28,488)	(116,161)	(144,649)		
Net value	$ 42,992	$ 73,590	$ 116,582	$ 234,562	$ 351,144

NOTE 6 – EXIT OR DISPOSAL ACTIVITIES

Management is continually re-evaluating the Company's operating facilities, including acquired operating facilities, against its long-term strategic goals. Liabilities associated with exit or disposal activities are recognized as incurred in accordance with the Exit or Disposal Cost Obligations Topic of the ASC. Provisions for qualified exit costs are made at the time a facility is no longer operational or an adjustment to the purchase price is made for acquired facilities planned at acquisition to be exited or disposed. Qualified exit costs primarily include post-closure rent expenses, incremental post-closure costs and costs of employee terminations. Adjustments may be made to liabilities accrued for qualified exit costs if information becomes available upon which more accurate amounts can be reasonably estimated. Concurrently, property, plant and equipment is tested for impairment in

(thousands of dollars unless otherwise indicated)

accordance with the Property, Plant and Equipment Topic of the ASC, and if impairment exists, the carrying value of the related assets is reduced to estimated fair value. Additional impairment may be recorded for subsequent revisions in estimated fair value.

In 2009, a reduction of $5,404 in the carrying value of the property, plant and equipment associated with two manufacturing facilities closed during the year was recorded. Also during 2009, reductions of $571 in estimated fair value of property, plant and equipment in certain manufacturing facilities closed in 2008 or prior was recorded. In 2008, a reduction of $468 in the carrying value of the property, plant and equipment associated with two manufacturing facilities closed during the year was recorded. Also during 2008, reductions of $473 in estimated fair value of property, plant and equipment in certain manufacturing facilities closed in 2007 or prior were recorded as additional impairments. During 2007, an impairment charge of $856 occurred relating to the disposition of a manufacturing facility that was closed in 2005. Impairment charges for property, plant and equipment of closed sites being held for disposal are included in Other general expense – net.

During 2009, four manufacturing facilities and 65 stores and branches were closed due to lower demand or redundancy. Provisions for severance and other qualified exit costs of $4,766, $9,855 and $5,243 were charged to the Paint Stores Group, Consumer Group and Global Finishes Group, respectively. In addition, there were adjustments to prior provisions related to manufacturing facilities, distribution facilities, stores and branches closed in 2008. Adjustments to prior provisions of $1,968 were recorded in Other general expense – net.

During 2008, four manufacturing and three distribution facilities, five administrative offices and 92 stores and branches were closed. The closure and disposal of two manufacturing facilities and two administrative offices in the Paint Stores Group were planned at the time of acquisition. Total qualified exit costs of $1,668 related to the acquired facilities were included as part of the purchase price allocations in accordance with business combination accounting standards in effect at the time of acquisition. One additional manufacturing and two distribution facilities and 79 stores in the Paint Stores Group, one manufacturing and one distribution facility in the Consumer Group, and three administrative offices and 14 branches in the Global Finishes Group were closed due to excess capacity or redundancy. Provisions of $7,090 for qualified exit costs resulting from the closure of these facilities were recorded in Cost of goods sold or Selling, general and administrative expenses in 2008. Of the total provisions, $5,448 was charged to the Paint Stores Group, $915 was charged to the Consumer Group and $727 was charged to the Global Group.

During 2007, two manufacturing facilities were closed. One closed facility in the Paint Stores Group was planned at the time of acquisition for closure and disposal. Total qualified exit costs of $2,635 related to the acquired facility were included as part of the purchase price allocation in accordance with business combination accounting standards in effect at the time of acquisition. The other closed facility, in the Consumer Group, was an older facility replaced by a new manufacturing facility. Provisions of $1,213 for other qualified exit costs resulting from the closure of the facility were incurred in 2007.

At December 31, 2009, approximately 10 percent of the remaining accrual for qualified exit costs relating to facilities shutdown prior to 2007 is expected to be incurred by the end of 2010. The remaining portion of the ending accrual for facilities shutdown prior to 2007 primarily represented post-closure contractual and demolition expenses related to certain owned facilities which are closed and being held for disposal or involved in ongoing environmental-related activities. The Company cannot reasonably estimate when such matters will be concluded to permit disposition.

The following table summarizes the activity and remaining liabilities associated with qualified exit costs:

(thousands of dollars unless otherwise indicated)

Exit Plan	Balance at December 31, 2008	Provisions in Cost of goods sold, SG&A	Actual expenditures charged to accrual	Adjustments to prior provisions in Other general expense - net	Balance at December 31, 2009
Paint Stores Group stores shutdown in 2009:					
Other qualified exit costs		$ 3,898	$ (685)		$ 3,213
Consumer Group manufacturing facilities shutdown in 2009:					
Severance and related costs		7,345	(2,813)		4,532
Other qualified exit costs		2,428	(170)		2,258
Global Finishes Group manufacturing facility and branches shutdown in 2009:					
Severance and related costs		629	(425)		204
Other qualified exit costs		4,614	(911)		3,703
Paint Stores Group manufacturing and distribution facilities, administrative offices and stores shutdown in 2008:					
Severance and related costs	$ 324	868	(937)	$ (185)	70
Other qualified exit costs	4,450		(2,602)	3,578	5,426
Consumer Group manufacturing and distribution facilities shutdown in 2008:					
Severance and related costs	449	82	(33)	(187)	311
Other qualified exit costs	150		(67)		83
Global Finishes Group administrative offices and branches shutdown in 2008:					
Severance and related costs	397		(397)		
Other qualified exit costs	240		(294)	142	88
Paint Stores Group manufacturing facility shutdown in 2007:					
Severance and related costs	33		(9)	(24)	
Other qualified exit costs	1,859		(430)	149	1,578
Consumer Group manufacturing facility shutdown in 2007:					
Other qualified exit costs	2,036			130	2,166
Other qualified exit costs for facilities shutdown prior to 2007	11,686		(2,550)	(1,635)	7,501
Totals	$ 21,624	$ 19,864	$ (12,323)	$ 1,968	$ 31,133

(thousands of dollars unless otherwise indicated)

Exit Plan	Balance at December 31, 2007	Provisions in Cost of goods sold, SG&A or acquired	Actual expenditures charged to accrual	Adjustments to prior provisions in Other general expense - net	Balance at December 31, 2008
Paint Stores Group manufacturing and distribution facilities, administrative offices and stores shutdown in 2008:					
Severance and related costs		$ 1,722	$ (1,363)	$ (35)	$ 324
Other qualified exit costs		5,394	(1,370)	426	4,450
Consumer Group manufacturing and distribution facilities shutdown in 2008:					
Severance and related costs		915	(847)	381	449
Other qualified exit costs				150	150
Global Finishes Group administrative offices and branches shutdown in 2008:					
Severance and related costs		420	(23)		397
Other qualified exit costs		307	(67)		240
Paint Stores Group manufacturing facility shutdown in 2007:					
Severance and related costs	$ 650		(550)	(67)	33
Other qualified exit costs	1,726		(433)	566	1,859
Consumer Group manufacturing facility shutdown in 2007:					
Other qualified exit costs				2,036	2,036
Consumer Group manufacturing facilities shutdown in 2005:					
Other qualified exit costs	163		(113)	(50)	
Consumer Group manufacturing facility shutdown in 2004:					
Other qualified exit costs	80		(18)	(62)	
Other qualified exit costs for facilities shutdown prior to 2003	10,899		(859)	1,646	11,686
Totals	$ 13,518	$ 8,758	$ (5,643)	$ 4,991	$ 21,624

Exit Plan	Balance at January 1, 2007	Provisions in Cost of goods sold or acquired	Actual expenditures charged to accrual	Adjustments to prior provisions in Other general expense - net	Balance at December 31, 2007
Paint Stores Group manufacturing facility shutdown in 2007:					
Severance and related costs		$ 909	$ (259)		$ 650
Other qualified exit costs		1,726			1,726
Consumer Group manufacturing facility shutdown in 2007:					
Other qualified exit costs		1,213	(1,213)		
Consumer Group manufacturing facilities shutdown in 2005:					
Other qualified exit costs	$ 947		(325)	$ (459)	163
Consumer Group manufacturing facility shutdown in 2004:					
Other qualified exit costs	130		(37)	(13)	80
Other qualified exit costs for facilities shutdown prior to 2003	12,110		(388)	(823)	10,899
Totals	$ 13,187	$ 3,848	$ (2,222)	$ (1,295)	$ 13,518

(thousands of dollars unless otherwise indicated)

NOTE 7 – PENSION, HEALTH CARE AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company provides pension benefits to substantially all employees through primarily noncontributory defined contribution or defined benefit plans and certain health care and life insurance benefits to domestic active employees and eligible retirees. In accordance with the Retirement Benefits Topic of the ASC, the Company recognizes an asset for overfunded defined benefit pension or other postretirement benefit plans and a liability for unfunded or underfunded plans. In addition, actuarial gains and losses and prior service costs of such plans are recorded in Cumulative other comprehensive loss, a component of Shareholders' equity. The amounts recorded in Cumulative other comprehensive loss will continue to be modified as actuarial assumptions and service costs change and all such amounts will be amortized to expense over a period of years through the net pension cost (credit) and net periodic benefit cost.

Health care plans. The Company provides certain domestic health care plans that are contributory and contain cost-sharing features such as deductibles and coinsurance. There were 18,292, 19,403 and 19,339 active employees entitled to receive benefits under these plans as of December 31, 2009, 2008 and 2007, respectively. The cost of these benefits for active employees, which includes claims incurred and claims incurred but not reported, amounted to $152,316, $131,384 and $121,798 for 2009, 2008 and 2007, respectively. In connection with the acquisitions of MAB and Columbia, the Company acquired certain health care benefit plans for employees who met certain eligibility requirements. The Company operated the acquired plans independently from the date of acquisition until December 31, 2007. Beginning January 1, 2008, the participants of these acquired plans became participants in the Company's health care benefit plan.

Defined contribution pension plans. The Company's annual contribution for its domestic defined contribution pension plan was $23,131, $37,210 and $39,050 for 2009, 2008 and 2007, respectively. Prior to July 1, 2009 the contribution was based on six percent of compensation for covered employees. Effective July 1, 2009 the contribution percentage was changed to a range from two percent to seven percent based on an age and service formula. Assets in employee accounts of the domestic defined contribution pension plan are invested in various mutual funds as directed by the participants. These mutual funds did not own a significant number of shares of the Company's common stock.

The Company's annual contribution for its foreign defined contribution pension plans, which is based on various percentages of compensation for covered employees up to certain limits, was $2,636, $2,883 and $3,027 for 2009, 2008 and 2007, respectively. Assets in employee accounts of the foreign defined contribution pension plans are invested in various mutual funds. These mutual funds did not own a significant number of shares of the Company's common stock.

Defined benefit pension plans. The Company has one salaried and one hourly domestic defined benefit pension plan, and fourteen foreign defined benefit pension plans. All participants in the domestic salaried defined benefit pension plan prior to January 1, 2002 retain the previous defined benefit formula for computing benefits with certain modifications for active employees. Eligible domestic salaried employees hired or re-hired on or after January 1, 2002 become participants in the revised domestic salaried defined benefit pension plan upon completion of six months of service. All employees who became participants on or after January 1, 2002 and before January 1, 2005 were credited with certain contribution credits equivalent to six percent of their salary. All employees who became participants on or after January 1, 2005 are credited with certain contribution credits that range from two percent to seven percent of compensation based on an age and service formula. Effective July 1, 2009, the domestic salaried defined benefit pension plan was revised and all employees who become participants on or after January 1, 2002 are credited with certain contribution credits that range from two percent to seven percent of compensation based on an age and service formula. Contribution credits are converted into units to account for each participant's benefits. Participants will receive a variable annuity benefit upon retirement or a lump sum distribution upon termination (if vested). The variable annuity benefit is subject to the hypothetical returns achieved on each participant's allocation of units from investments in various investment funds as directed by the participant. Contribution credits to the revised domestic salaried defined benefit pension plan are being funded through existing plan assets.

In connection with the 2007 acquisition of M.A. Bruder & Sons, the Company acquired a domestic defined benefit pension plan (MAB Plan). The MAB Plan was frozen for new participants by M.A. Bruder & Sons prior to the acquisition, and covered certain employees who met the eligibility requirements based primarily on age, length of service and hours worked per year. The Company operated the MAB Plan independently from the date of acquisition until December 31, 2007, at which time it was merged into the Company's domestic hourly defined benefit pension plan. The decision to merge the MAB Plan with the Company's domestic hourly defined benefit pension plan effective December 31, 2007 was made at the acquisition date. Accrued benefits and

(thousands of dollars unless otherwise indicated)

vesting service under the MAB Plan were credited under the Company's domestic hourly defined benefit pension plan.

At December 31, 2009, the domestic salaried defined benefit pension plan was overfunded, with a projected benefit obligation of $211,635, fair value of plan assets of $454,239 and excess plan assets of $242,604. The domestic hourly defined benefit pension plan was underfunded, with a projected benefit obligation of $127,640, fair value of plan assets of $122,808 and a deficiency of plan assets of $4,832. The hourly plan is funded in accordance with all applicable regulations as of December 31, 2009 and no funding will be required in 2010. At December 31, 2008, the domestic salaried defined benefit pension plan was overfunded, with a projected benefit obligation of $215,253, fair value of plan assets of $429,878 and excess plan assets of $214,625, and the domestic hourly defined benefit pension plan was underfunded, with a projected benefit obligation of $100,260, fair value of plan assets of $73,609 and a deficiency of plan assets of $26,651. At December 31, 2007, both domestic plans were overfunded.

At December 31, 2009, seven of the Company's foreign defined benefit pension plans were underfunded, with combined projected benefit obligations, fair values of net assets and deficiencies of plan assets of $71,530, $51,061 and $20,469, respectively. An increase of $30,282 from 2008 in the combined projected benefit obligations of all foreign defined benefit pension plans was primarily due to one large foreign plan having a lower discount rate and an increase in other actuarial assumptions.

The Company expects to make the following benefit payments for all domestic and foreign defined benefit pension plans: $28,778 in 2010; $29,731 in 2011; $30,520 in 2012; $31,361 in 2013; $31,958 in 2014; and $168,913 in 2015 through 2019.

The estimated net actuarial losses and prior service costs for the defined benefit pension plans that are expected to be amortized from Cumulative other comprehensive loss into the net pension costs in 2010 are $20,219 and $1,689, respectively.

The following table summarizes the components of the net pension costs (credits) and Cumulative other comprehensive loss related to the defined benefit pension plans:

	Domestic Defined Benefit Pension Plans			Foreign Defined Benefit Pension Plans		
	2009	2008	2007	**2009**	2008	2007
Net pension costs (credits):						
Service costs	**$ 17,070**	$ 20,030	$ 18,879	**$ 1,226**	$ 2,517	$ 2,781
Interest costs	**18,124**	18,003	17,092	**3,036**	4,382	3,560
Expected returns on plan assets	**(36,828)**	(52,951)	(50,992)	**(1,810)**	(2,785)	(2,468)
Amortization of prior service costs	**1,493**	1,476	1,220	**47**	204	159
Amortization of actuarial losses	**28,723**		1,229	**325**	962	1,225
Ongoing periodic costs (credits)	**28,582**	(13,442)	(12,572)	**2,824**	5,280	5,257
Settlement expense (credits)			825	**(39)**	(9)	(115)
Net pension costs (credits)	**28,582**	(13,442)	(11,747)	**2,785**	5,271	5,142
Other changes in plan assets and projected benefit obligation recognized in Cumulative other comprehensive loss (before taxes):						
Net actuarial (gains) losses arising during the year	**(49,250)**	227,878	(717)	**14,922**	(7,996)	(4,065)
Prior service costs during the year	**1,086**	239	2,008		171	
Amortization of prior service costs	**(1,493)**	(1,476)	(1,220)	**(47)**	(204)	(163)
Amortization of actuarial losses	**(28,723)**		(1,229)	**(286)**	(953)	(1,196)
Exchange rate gain (loss) recognized during the year				**1,717**	(2,306)	
Total recognized in Cumulative other comprehensive loss	**(78,380)**	226,641	(1,158)	**16,306**	(11,288)	(5,424)
Total recognized in net pension costs (credits) and Cumulative other comprehensive loss	**$ (49,798)**	$213,199	$ (12,905)	**$ 19,091**	$ (6,017)	$ (282)

(thousands of dollars unless otherwise indicated)

The Company employs a total return investment approach for the domestic and foreign defined benefit pension plan assets. A mix of equities and fixed income investments are used to maximize the long-term return of assets for a prudent level of risk. In determining the expected long-term rate of return on defined benefit pension plan assets, management considers the historical rates of return, the nature of investments and an expectation of future investment strategies. The target allocations for plan assets are 45–60 percent equity securities and 35–45 percent fixed income securities.

The following table summarizes the fair value of the defined benefit pension plan assets at December 31, 2009:

	Fair Value at December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:				
Short-term investments (a)	$ 51,688		$ 51,688	
Equity investments (b)	430,550	$ 248,138	182,412	
Fixed income investments (c)	59,012	17,802	35,945	$ 5,265
Other assets (d)	91,667	73,939		17,728
	$ 632,917	$ 339,879	$ 270,045	$ 22,993

(a) - This category includes a full range of high quality, short-term money market securities.
(b) - This category includes actively managed equity assets that track primarily to the S&P 500.
(c) - This category includes government and corporate bonds that track primarily to the Barclays Capital Aggregate Bond Index.
(d) - This category consists of a fixed income mutual fund (approximately 80%) and venture capital (approximately 20%).

The following table summarizes the changes in the fair value of the defined benefit pension plan assets classified as level 3:

	Balance at 12/31/08	Acquisitions/ (Dispositions)	Realized and Unrealized Losses	Balance at 12/31/09
Fixed income investments	$ 2,652	$ 2,380	$ 233	$ 5,265
Other assets	18,669	735	(1,676)	17,728
	$ 21,321	$ 3,115	$ (1,443)	$ 22,993

Included as equity investments in the domestic defined benefit pension plan assets at December 31, 2009 were 855,000 shares of the Company's common stock with a market value of $52,710, representing 9.1 percent of total plan assets. Dividends received on the Company's common stock during 2009 totaled $1,214.

(thousands of dollars unless otherwise indicated)

The following table summarizes the obligations, plan assets and assumptions used for the defined benefit pension plans, which are all measured as of December 31:

	Domestic Defined Benefit Pension Plans			Foreign Defined Benefit Pension Plans		
	2009	2008	2007	2009	2008	2007
Accumulated benefit obligations at end of year	$ 323,553	$ 310,416	$ 307,646	$ 59,226	$ 33,513	$ 52,487
Projected benefit obligations:						
Balances at beginning of year	$ 315,513	$ 318,370	$ 298,680	$ 44,893	$ 70,712	$ 69,565
Service costs	17,070	20,030	18,879	1,226	2,517	2,781
Interest costs	18,124	18,003	17,092	3,036	4,382	3,560
Actuarial losses (gains)	12,068	(15,562)	(453)	18,484	(17,929)	(5,192)
Plan amendments, merger and other	1,086	239	10,039	2,745	1,095	792
Effect of foreign exchange				6,427	(14,252)	1,290
Benefits paid	(24,586)	(25,567)	(25,867)	(1,636)	(1,632)	(2,084)
Balances at end of year	339,275	315,513	318,370	75,175	44,893	70,712
Plan assets:						
Balances at beginning of year	503,487	718,812	685,388	38,603	49,807	43,300
Actual returns on plan assets	98,146	(189,758)	54,886	3,853	(7,149)	1,340
Plan merger and other - net			4,405	9,902	9,619	6,390
Effect of foreign exchange				5,148	(12,042)	861
Benefits paid	(24,586)	(25,567)	(25,867)	(1,636)	(1,632)	(2,084)
Balances at end of year	577,047	503,487	718,812	55,870	38,603	49,807
Excess (deficient) plan assets over projected benefit obligations	$ 237,772	$ 187,974	$ 400,442	$ (19,305)	$ (6,290)	$ (20,905)
Assets and liabilities recognized in the Consolidated Balance Sheets:						
Deferred pension assets	$ 242,604	$ 214,625	$ 400,442	$ 2,697	$ 1,012	$ 111
Other accruals				(497)	(83)	(104)
Other long-term liabilities	(4,832)	(26,651)		(21,505)	(7,219)	(20,912)
	$ 237,772	$ 187,974	$ 400,442	$ (19,305)	$ (6,290)	$ (20,905)
Amounts recognized in Cumulative other comprehensive loss:						
Net actuarial losses	$ (198,134)	$ (276,107)	$ (48,229)	$ (24,873)	$ (8,522)	$ (19,886)
Prior service costs	(7,307)	(7,714)	(8,951)	(28)	(73)	(56)
	$ (205,441)	$ (283,821)	$ (57,180)	$ (24,901)	$ (8,595)	$ (19,942)
Weighted-average assumptions used to determine projected benefit obligations:						
Discount rate	5.50%	6.10%	6.00%	5.78%	6.71%	7.17%
Rate of compensation increase	4.00%	4.00%	4.00%	3.85%	3.73%	4.79%
Weighted-average assumptions used to determine net pension costs (credits):						
Discount rate	6.10%	6.00%	5.60%	6.85%	6.14%	5.07%
Expected long-term rate of return on assets	7.50%	7.50%	7.50%	6.25%	6.63%	6.71%
Rate of compensation increase	4.00%	4.00%	4.00%	3.93%	4.40%	4.12%

(thousands of dollars unless otherwise indicated)

Postretirement Benefits Other Than Pensions. Employees of the Company hired in the United States prior to January 1, 1993 who are not members of a collective bargaining unit, and certain groups of employees added through acquisitions, are eligible for health care and life insurance benefits upon retirement, subject to the terms of the unfunded plans. There were 4,704, 4,661 and 4,750 retired employees entitled to receive such postretirement benefits as of December 31, 2009, 2008 and 2007, respectively.

The following table summarizes the obligation and the assumptions used for postretirement benefits other than pensions:

	Postretirement Benefits Other than Pensions		
	2009	2008	2007
Benefit obligation:			
Balance at beginning of year - unfunded	$ 264,802	$ 280,433	$ 318,125
Service cost	3,391	3,707	4,057
Interest cost	15,695	16,340	16,464
Actuarial loss (gain)	34,241	(18,274)	(41,463)
Benefits paid	(17,603)	(17,404)	(16,750)
Balance at end of year - unfunded	$ 300,526	$ 264,802	$ 280,433
Liabilities recognized in the Consolidated Balance Sheets:			
Postretirement benefits other than pensions	$ (283,548)	$ (248,603)	$ (262,720)
Other accruals	(16,978)	(16,199)	(17,713)
	$ (300,526)	$ (264,802)	$ (280,433)
Amounts recognized in Cumulative other comprehensive loss:			
Net actuarial losses	$ (42,274)	$ (8,309)	$ (26,796)
Prior service costs	2,296	2,952	3,586
	$ (39,978)	$ (5,357)	$ (23,210)
Weighted-average assumptions used to determine benefit obligation:			
Discount rate	5.50%	6.10%	6.00%
Health care cost trend rate - pre-65	8.00%	7.50%	8.00%
Health care cost trend rate - post-65	8.00%	7.50%	8.00%
Prescription drug cost increases	9.00%	9.00%	10.00%
Weighted-average assumptions used to determine net periodic benefit cost:			
Discount rate	6.10%	6.00%	5.60%
Health care cost trend rate - pre-65	7.50%	8.00%	8.50%
Health care cost trend rate - post-65	7.50%	8.00%	8.50%
Prescription drug cost increases	9.00%	10.00%	11.00%

The following table summarizes the components of the net periodic benefit cost and cumulative other comprehensive loss related to postretirement benefits other than pensions:

	Postretirement Benefits Other than Pensions		
	2009	2008	2007
Net periodic benefit cost:			
Service cost	$ 3,391	$ 3,707	$ 4,057
Interest cost	15,695	16,340	16,464
Amortization of actuarial losses	276	213	3,100
Amortization of prior service credit	(656)	(634)	(634)
Net periodic benefit cost	18,706	19,626	22,987
Other changes in projected benefit obligation recognized in Cumulative other comprehensive loss (before taxes):			
Net actuarial (loss) gain	34,241	(18,274)	(41,463)
Amortization of actuarial losses	(276)	(213)	(3,100)
Amortization of prior service credit	656	634	634
Total recognized in Cumulative other comprehensive loss	34,621	(17,853)	(43,929)
Total recognized in net periodic benefit cost and Cumulative other comprehensive loss	$ 53,327	$ 1,773	$ (20,942)

(thousands of dollars unless otherwise indicated)

The estimated net actuarial loss and prior service credit for postretirement benefits other than pensions that are expected to be amortized from Cumulative other comprehensive loss into net periodic benefit cost in 2010 are $1,304 and $(656), respectively.

The assumed health care cost trend rate and prescription drug cost increases used to determine the net periodic benefit cost for postretirement health care benefits for 2010 both decrease in each successive year until reaching 5.0 percent in 2014 for prescription drug cost increases and in 2015 for health care. The assumed health care and prescription drug cost trend rates have a significant effect on the amounts reported for the postretirement health care benefit obligation. A one-percentage-point change in assumed health care and prescription drug cost trend rates would have had the following effects as of December 31, 2009:

	One-Percentage-Point	
	Increase	(Decrease)
Effect on total of service and interest cost components	$ 194	$ (199)
Effect on the postretirement benefit obligation	$ 3,352	$ (3,384)

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Medicare Act) introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In accordance with the accounting guidance related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 included in the Retirement Benefits Topic of the ASC, the effects of the federal subsidy resulted in a $21,400 reduction of the accumulated postretirement benefit obligation for benefits attributed to past service, which is being recognized prospectively beginning July 1, 2004. During 2009, this recognition resulted in a $1,934 reduction of the net periodic benefit cost, which consisted of $1,870 reduction in interest cost and a $64 reduction in service cost. During 2008, this recognition resulted in a $3,156 reduction of the net periodic benefit cost, which consisted of $1,168 amortization of the actuarial experience gain, a $1,979 reduction in interest cost, and a $9 reduction in service cost. During 2007, this recognition resulted in a $3,165 reduction of the net periodic benefit cost, which consisted of $1,244 amortization of the actuarial experience gain, a $1,906 reduction in interest cost and a $15 reduction in service cost. The initial effects of the federal subsidy attributable to past service have been fully recognized.

The Company expects to make retiree health care benefit cash payments and to receive Medicare Part D prescription cash reimbursements as follows:

	Retiree Health Care Benefits	Medicare Prescription Reimbursement	Expected Cash Payments - Net
2010	$ 20,275	$ (2,830)	$ 17,445
2011	22,129	(2,992)	19,137
2012	23,291	(3,214)	20,077
2013	24,217	(3,466)	20,751
2014	24,783	(3,770)	21,013
2015 through 2019	124,055	(15,365)	108,690
Total expected benefit cash payments	$ 238,750	$ (31,637)	$ 207,113

NOTE 8 – DEBT

Long-term debt

	Due Date	2009	2008	2007
3.125% Senior Notes	2014	$ **499,777**		
7.375% Debentures	2027	**129,050**	$ 137,047	$ 137,044
7.45% Debentures	2097	**139,473**	146,967	146,960
1.64% to 13.0% Promissory Notes	Through 2015	**14,370**	19,713	9,450
		$ **782,670**	$ 303,727	$ 293,454

Maturities of long-term debt are as follows for the next five years: $12,267 in 2010; $11,104 in 2011; $225 in 2012; $225 in 2013 and $500,345 in 2014. Interest expense on long-term debt was $30,984, $31,973 and $39,272 for 2009, 2008 and 2007, respectively.

Among other restrictions, the Company's Notes, Debentures and revolving credit agreement contain certain covenants relating to liens, ratings changes, merger and sale of assets, consolidated leverage and change of control as defined in the agreements. In the event of default under any one of

(thousands of dollars unless otherwise indicated)

these arrangements, acceleration of the maturity of any one or more of these borrowings may result. The Company was in compliance with all covenants for all years presented.

On December 16, 2009, the Company issued $500,000 of debt securities consisting of 3.125% senior notes, due December 15, 2014. The debt securities are covered under a shelf registration filed with the Securities and Exchange Commission (SEC) on December 16, 2009.

Effective December 24, 1997, the Company filed a shelf registration with the SEC covering $150,000 of unsecured debt securities with maturities greater than nine months from the date of issue. Effective September 8, 1998, the Company filed a universal shelf registration statement with the SEC to issue debt securities, common stock and warrants up to $1,500,000. Both shelf registrations expired in December 2008. There were no borrowings outstanding or issuance of common stock or warrants under either registration during all years presented.

Short-term borrowings. At December 31, 2009, there were no borrowings outstanding under the domestic commercial paper program. At December 31, 2008 and 2007, borrowings outstanding under the domestic commercial paper program totaled $83,064 and $299,191, respectively, and were included in Short-term borrowings. The weighted-average interest rate related to these borrowings was 2.6% and 5.5% at December 31, 2008 and 2007, respectively. Borrowings outstanding under various foreign programs of $22,674, $33,374 and $107,891 at December 31, 2009, 2008 and 2007, respectively, were included in Short-term borrowings. The weighted-average interest rate related to these borrowings was 8.8%, 9.5% and 8.9% at December 31, 2009, 2008 and 2007, respectively.

On April 17, 2006, the Company entered into a three year credit agreement, which was amended on April 25, 2006 and May 8, 2006, that gave the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $250,000. The credit agreement matured on June 20, 2009 and was not renewed.

On May 23, 2006, the Company entered into a five-year credit agreement, which was amended on July 24, 2006. This credit agreement gives the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $250,000. On April 26, 2007 and August 28, 2007 the company entered into two additional five-year credit agreements, which were later amended on September 17, 2007 and September 25, 2007. These additional credit agreements give the Company the right to borrow and to obtain the issuance, renewal, extension and increase of a letter of credit up to an aggregate availability of $500,000. At December 31, 2009, there were no borrowings outstanding under either of these credit agreements. At December 31, 2008, $400,000 was outstanding, with a weighted-average interest rate of 2.8%. At December 31, 2007, $250,000 was outstanding, with a weighted average interest rate of 5.0%.

At December 31, 2009, the Company had a five-year senior unsecured revolving credit agreement. The agreement was amended in 2008 to extend the maturity date from July 20, 2009 to July 20, 2010. A $500,000 letter of credit subfacility amendment to the agreement was reduced to $300,000 in 2008. The Company uses the revolving credit agreement primarily to satisfy its commercial paper program's dollar for dollar liquidity requirement. The Company's commercial paper program maximum borrowing capability is $845,000. There were no borrowings outstanding under the revolving credit agreement during all years presented.

On January 8, 2010, the Company terminated its existing $845,000 five-year senior unsecured revolving credit agreement scheduled to expire on July 20, 2010 and entered into a new $500,000 three-year senior unsecured revolving credit agreement. The new credit agreement allows the Company to increase the facility to an aggregate amount of $750,000 subject to the discretion of each leader to participate. This agreement will be used primarily to support commercial paper borrowings. The maximum borrowing capability of the Company's commercial paper program was reduced to $500,000 effective January 8, 2010.

On February 1, 2006, the Company sold or contributed certain of its accounts receivable to SWC Receivables Funding LLC (SWC), a consolidated wholly owned subsidiary. SWC entered into an accounts receivable securitization borrowing facility with a third party program agent. Under this program, SWC could borrow up to $500,000 and secure such borrowings by granting a security interest in certain eligible accounts receivable and related security. On July 11, 2008, SWC terminated the accounts receivable securitization borrowing facility with a third party program agent and SWC was dissolved. There were no outstanding borrowings under the facility at December 31, 2007 or at the time it was terminated and no termination penalties were incurred.

NOTE 9 – OTHER LONG-TERM LIABILITIES

The operations of the Company, like those of other companies in our industry, are subject to various domestic and foreign environmental laws and regulations. These laws and regulations not only govern current operations and products, but also impose potential liability on the Company for past operations. Management expects environmental laws and regulations to impose increasingly stringent requirements upon the Company and the industry in the future. Management believes that the Company conducts its operations in

These obligations relate primarily to asbestos abatement, hazardous waste Resource Conservation and Recovery Act (RCRA) closures, well abandonment, transformers and used oil disposals and underground storage tank closures. Using investigative, remediation and disposal methods that are currently available to the Company, the estimated costs of these obligations were accrued and are not significant. The recording of additional liabilities for future conditional asset retirement obligations may result in a material impact on net income for the annual or interim period during which the costs are accrued. Management does not believe that any potential liability ultimately attributed to the Company for its conditional asset retirement obligations will have a material adverse effect on the Company's financial condition, liquidity, or cash flow due to the extended period of time over which sufficient information may become available regarding the closure or modification of any one or group of the Company's facilities. An estimate of the potential impact on the Company's operations cannot be made due to the aforementioned uncertainties.

NOTE 10 – LITIGATION

In the course of its business, the Company is subject to a variety of claims and lawsuits, including litigation relating to product liability and warranty, personal injury, environmental, intellectual property, commercial, contractual and antitrust claims that are inherently subject to many uncertainties regarding the possibility of a loss to the Company. These uncertainties will ultimately be resolved when one or more future events occur or fail to occur confirming the incurrence of a liability or the reduction of a liability. In accordance with the Contingencies Topic of the ASC, the Company accrues for these contingencies by a charge to income when it is both probable that one or more future events will occur confirming the fact of a loss and the amount of the loss can be reasonably estimated. In the event that the Company's loss contingency is ultimately determined to be significantly higher than currently accrued, the recording of the additional liability may result in a material impact on the Company's results of operations, liquidity or financial condition for the annual or interim period during which such additional liability is accrued. In those cases where no accrual is recorded because it is not probable that a liability has been incurred and cannot be reasonably estimated, any potential liability ultimately determined to be attributable to the Company may result in a material impact on the Company's results of operations, liquidity or financial condition for the annual or interim period during which such liability is accrued. In those cases where no accrual is recorded or exposure to loss exists in excess of the amount accrued, the Contingencies Topic of the ASC requires disclosure of the contingency when there is a reasonable possibility that a loss or additional loss may have been incurred even if the possibility may be remote.

Lead pigment and lead-based paint litigation. The Company's past operations included the manufacture and sale of lead pigments and lead-based paints. The Company, along with other companies, is a defendant in a number of legal proceedings, including individual personal injury actions, purported class actions, and actions brought by various counties, cities, school districts and other government-related entities, arising from the manufacture and sale of lead pigments and lead-based paints. The plaintiffs are seeking recovery based upon various legal theories, including negligence, strict liability, breach of warranty, negligent misrepresentations and omissions, fraudulent misrepresentations and omissions, concert of action, civil conspiracy, violations of unfair trade practice and consumer protection laws, enterprise liability, market share liability, public nuisance, unjust enrichment and other theories. The plaintiffs seek various damages and relief, including personal injury and property damage, costs relating to the detection and abatement of lead-based paint from buildings, costs associated with a public education campaign, medical monitoring costs and others. The Company is also a defendant in legal proceedings arising from the manufacture and sale of non-lead-based paints which seek recovery based upon various legal theories, including the failure to adequately warn of potential exposure to lead during surface preparation when using non-lead-based paint on surfaces previously painted with lead-based paint. The Company believes that the litigation brought to date is without merit or subject to meritorious defenses and is vigorously defending such litigation. The Company expects that additional lead pigment and lead-based paint litigation may be filed against the Company in the future asserting similar or different legal theories and seeking similar or different types of damages and relief.

Notwithstanding the Company's views on the merits, litigation is inherently subject to many uncertainties, and the Company ultimately may not prevail. Adverse court rulings, such as the jury verdict against the Company and other defendants in the State of Rhode Island action and the Wisconsin State Supreme Court's determination that Wisconsin's risk contribution theory may apply in the lead pigment litigation (both discussed in more detail below), or determinations of liability, among other factors, could affect the lead pigment and lead-based paint litigation against the Company and encourage an increase in the number and nature of future claims and proceedings. (The jury verdict in the State of Rhode Island action was subsequently reversed by the Rhode Island Supreme Court.) In addition, from time to

These obligations relate primarily to asbestos abatement, hazardous waste Resource Conservation and Recovery Act (RCRA) closures, well abandonment, transformers and used oil disposals and underground storage tank closures. Using investigative, remediation and disposal methods that are currently available to the Company, the estimated costs of these obligations were accrued and are not significant. The recording of additional liabilities for future conditional asset retirement obligations may result in a material impact on net income for the annual or interim period during which the costs are accrued. Management does not believe that any potential liability ultimately attributed to the Company for its conditional asset retirement obligations will have a material adverse effect on the Company's financial condition, liquidity, or cash flow due to the extended period of time over which sufficient information may become available regarding the closure or modification of any one or group of the Company's facilities. An estimate of the potential impact on the Company's operations cannot be made due to the aforementioned uncertainties.

NOTE 10 – LITIGATION

In the course of its business, the Company is subject to a variety of claims and lawsuits, including litigation relating to product liability and warranty, personal injury, environmental, intellectual property, commercial, contractual and antitrust claims that are inherently subject to many uncertainties regarding the possibility of a loss to the Company. These uncertainties will ultimately be resolved when one or more future events occur or fail to occur confirming the incurrence of a liability or the reduction of a liability. In accordance with the Contingencies Topic of the ASC, the Company accrues for these contingencies by a charge to income when it is both probable that one or more future events will occur confirming the fact of a loss and the amount of the loss can be reasonably estimated. In the event that the Company's loss contingency is ultimately determined to be significantly higher than currently accrued, the recording of the additional liability may result in a material impact on the Company's results of operations, liquidity or financial condition for the annual or interim period during which such additional liability is accrued. In those cases where no accrual is recorded because it is not probable that a liability has been incurred and cannot be reasonably estimated, any potential liability ultimately determined to be attributable to the Company may result in a material impact on the Company's results of operations, liquidity or financial condition for the annual or interim period during which such liability is accrued. In those cases where no accrual is recorded or exposure to loss exists in excess of the amount accrued, the Contingencies Topic of the ASC requires disclosure of the contingency when there is a reasonable possibility that a loss or additional loss may have been incurred even if the possibility may be remote.

Lead pigment and lead-based paint litigation. The Company's past operations included the manufacture and sale of lead pigments and lead-based paints. The Company, along with other companies, is a defendant in a number of legal proceedings, including individual personal injury actions, purported class actions, and actions brought by various counties, cities, school districts and other government-related entities, arising from the manufacture and sale of lead pigments and lead-based paints. The plaintiffs are seeking recovery based upon various legal theories, including negligence, strict liability, breach of warranty, negligent misrepresentations and omissions, fraudulent misrepresentations and omissions, concert of action, civil conspiracy, violations of unfair trade practice and consumer protection laws, enterprise liability, market share liability, public nuisance, unjust enrichment and other theories. The plaintiffs seek various damages and relief, including personal injury and property damage, costs relating to the detection and abatement of lead-based paint from buildings, costs associated with a public education campaign, medical monitoring costs and others. The Company is also a defendant in legal proceedings arising from the manufacture and sale of non-lead-based paints which seek recovery based upon various legal theories, including the failure to adequately warn of potential exposure to lead during surface preparation when using non-lead-based paint on surfaces previously painted with lead-based paint. The Company believes that the litigation brought to date is without merit or subject to meritorious defenses and is vigorously defending such litigation. The Company expects that additional lead pigment and lead-based paint litigation may be filed against the Company in the future asserting similar or different legal theories and seeking similar or different types of damages and relief.

Notwithstanding the Company's views on the merits, litigation is inherently subject to many uncertainties, and the Company ultimately may not prevail. Adverse court rulings, such as the jury verdict against the Company and other defendants in the State of Rhode Island action and the Wisconsin State Supreme Court's determination that Wisconsin's risk contribution theory may apply in the lead pigment litigation (both discussed in more detail below), or determinations of liability, among other factors, could affect the lead pigment and lead-based paint litigation against the Company and encourage an increase in the number and nature of future claims and proceedings. (The jury verdict in the State of Rhode Island action was subsequently reversed by the Rhode Island Supreme Court.) In addition, from time to

(thousands of dollars unless otherwise indicated)

time, various legislation and administrative regulations have been enacted, promulgated or proposed to impose obligations on present and former manufacturers of lead pigments and lead-based paints respecting asserted health concerns associated with such products or to overturn the effect of court decisions in which the Company and other manufacturers have been successful.

Due to the uncertainties involved, management is unable to predict the outcome of the lead pigment and lead-based paint litigation, the number or nature of possible future claims and proceedings, or the effect that any legislation and/or administrative regulations may have on the litigation or against the Company. In addition, management cannot reasonably determine the scope or amount of the potential costs and liabilities related to such litigation, or resulting from any such legislation and regulations. The Company has not accrued any amounts for such litigation. Any potential liability that may result from such litigation or such legislation and regulations cannot reasonably be estimated. In the event any significant liability is determined to be attributable to the Company relating to such litigation, the recording of the liability may result in a material impact on net income for the annual or interim period during which such liability is accrued. Additionally, due to the uncertainties associated with the amount of any such liability and/or the nature of any other remedy which may be imposed in such litigation, any potential liability determined to be attributable to the Company arising out of such litigation may have a material adverse effect on the Company's results of operations, liquidity or financial condition. An estimate of the potential impact on the Company's results of operations, liquidity or financial condition cannot be made due to the aforementioned uncertainties.

Rhode Island lead pigment litigation. The State of Rhode Island initiated an action in October 1999 against the Company and other companies asserting, in part, that lead pigment in paint constitutes a public nuisance under Rhode Island law. The claim for public nuisance was originally tried to a jury in 2002 and the court declared a mistrial as the jury, which was split four to two in favor of the defendants, was unable to reach a unanimous decision. The State of Rhode Island retried the case and on February 22, 2006, the jury returned a verdict, finding that (i) the cumulative presence of lead pigment in paints and coatings on buildings in the State of Rhode Island constitutes a public nuisance, (ii) the Company, along with two other defendants, caused or substantially contributed to the creation of the public nuisance, and (iii) the Company and two other defendants should be ordered to abate the public nuisance. The Company and two other defendants appealed and, on July 1, 2008, the Rhode Island Supreme Court, among other determinations, reversed the judgment of abatement with respect to the Company and two other defendants. The Rhode Island Supreme Court's decision reversed the public nuisance liability judgment against the Company on the basis that the complaint failed to state a public nuisance claim as a matter of law. This decision concluded the case in favor of the Company and the other defendants.

Other public nuisance claim litigation. The Company and other companies are or were defendants in other legal proceedings seeking recovery based on public nuisance liability theories including claims brought by the City of St. Louis, Missouri, various cities and counties in the State of New Jersey, various cities in the State of Ohio and the State of Ohio, the City of Milwaukee, Wisconsin and the County of Santa Clara, California and other public entities in the State of California.

The City of St. Louis proceeding was initiated in January 2000 against the Company and other companies asserting claims for strict liability, negligence, fraudulent misrepresentation, negligent misrepresentation, concert of action, conspiracy, public nuisance, restitution and indemnity. Following various pre-trial proceedings, the City alleged a single count of public nuisance. Following further pre-trial proceedings, the trial court granted the defendants' motion for summary judgment based on the City's lack of product identification evidence. The City appealed and, on June 12, 2007, the Missouri Supreme Court affirmed summary judgment for the Company and other defendants, concluding the case in favor of the Company and the other defendants.

A number of cities and counties in New Jersey individually initiated proceedings in the Superior Court of New Jersey in 2001 and 2002 against the Company and other companies asserting claims for fraud, public nuisance, civil conspiracy, unjust enrichment and indemnity. The cases were consolidated and assigned to the Superior Court in Middlesex County. The Superior Court granted the defendants' motion to dismiss all complaints. Following an appeal by the plaintiffs, the Appellate Division reinstated the public nuisance claims and affirmed the dismissal of all other claims. On June 15, 2007, the New Jersey Supreme Court reversed the Appellate Division's decision to reinstate the public nuisance claims, concluding the case in favor of the Company and the other defendants.

A number of cities in Ohio individually initiated proceedings in state court in 2006 and 2007 against the Company and other companies asserting claims for public nuisance, concert of action, unjust enrichment, indemnity and punitive damages. Also in September 2006, the Company initiated proceedings in the United States District Court, Southern

(thousands of dollars unless otherwise indicated)

District of Ohio, against those Ohio cities, John Doe cities and public officials seeking declaratory and injunctive relief to prevent the violation of the Company's federal constitutional rights in relation to such state court proceedings. All of these Ohio cities' actions have been voluntarily dismissed by the plaintiff cities. Accordingly, on August 28, 2008, the Court granted, with prejudice, the Company's motion to dismiss the remaining proceedings in the United States District Court, Southern District of Ohio.

In April 2007, the State of Ohio filed an action against the Company and other companies asserting a claim for public nuisance. The State of Ohio sought compensatory and punitive damages. On February 6, 2009, the State of Ohio voluntarily dismissed this action.

The City of Milwaukee proceeding was initiated in April 2001 against Mautz Paint Co. and NL Industries, Inc. On November 7, 2001, the Company acquired certain assets of Mautz Paint Co. and agreed (under terms and conditions set forth in the purchase agreement) to defend and indemnify Mautz Paint Co. for its liability, if any, to the City of Milwaukee in this action. The City's complaint included claims for continuing public nuisance, restitution, conspiracy, negligence, strict liability, failure to warn and violation of Wisconsin's trade practices statute. Following various pre-trial proceedings during which several of the City's claims were dismissed by the court or voluntarily dismissed by the City, on August 13, 2003, the trial court granted defendants' motion for summary judgment on the remaining claims. The City appealed and, on November 9, 2004, the Wisconsin Court of Appeals reversed the trial court's decision and remanded the claims for public nuisance, conspiracy and restitution to the trial court. On February 13, 2007, the trial court entered an order severing and staying the claims against Mautz Paint Co. The action against NL Industries proceeded to trial and the jury found that the presence of lead paint in Milwaukee is a public nuisance, but that NL Industries was not at fault for the public nuisance. The City of Milwaukee appealed the jury verdict finding that NL Industries did not intentionally cause a public nuisance and the Wisconsin Court of Appeals affirmed the trial court's final judgment. The City of Milwaukee filed a petition for review with the Wisconsin Supreme Court to review the Wisconsin Court of Appeals' decision. The Wisconsin Supreme Court denied the City of Milwaukee's petition to review the Wisconsin Court of Appeals' decision. On September 25, 2009, the trial court dismissed the case, with prejudice, against Mautz Paint Co. pursuant to a stipulation of the parties. This dismissal concluded the case in favor of the Company.

The Santa Clara County, California proceeding was initiated in March 2000. The named plaintiffs are the County of Santa Clara, County of Santa Cruz, County of Solano, County of Alameda, County of Kern, City and County of San Francisco, San Francisco Housing Authority, San Francisco Unified School District, City of Oakland, Oakland Housing Authority, Oakland Redevelopment Agency and the Oakland Unified School District. The proceeding purports to be a class action on behalf of all public entities in the State of California except the State and its agencies. The plaintiffs' second amended complaint asserted claims for fraud and concealment, strict product liability/failure to warn, strict product liability/design defect, negligence, negligent breach of a special duty, public nuisance, private nuisance and violations of California's Business and Professions Code, and the third amended complaint alleges similar claims including a claim for public nuisance. Various asserted claims were resolved in favor of the defendants through pre-trial demurrers and motions to strike. In October 2003, the trial court granted the defendants' motion for summary judgment against the remaining counts on statute of limitation grounds. The plaintiffs appealed the trial court's decision and, on March 3, 2006, the Court of Appeal, Sixth Appellate District, reversed in part the demurrers and summary judgment entered in favor of the Company and the other defendants. The Court of Appeal reversed the dismissal of the public nuisance claim for abatement brought by the cities of Santa Clara and Oakland and the City and County of San Francisco, and reversed summary judgment on all of the plaintiffs' fraud claim to the extent that the plaintiffs alleged that the defendants had made fraudulent statements or omissions minimizing the risks of low-level exposure to lead. The Court of Appeal further vacated the summary judgment holding that the statute of limitations barred the plaintiffs' strict liability and negligence claims, and held that those claims had not yet accrued because physical injury to the plaintiffs' property had not been alleged. The Court of Appeal affirmed the dismissal of the public nuisance claim for damages to the plaintiffs' properties, most aspects of the fraud claim, the trespass claim and the unfair business practice claim. The plaintiffs have filed a motion for leave to file a fourth amended complaint. On April 4, 2007, the trial court entered an order granting the defendants' motion to bar payment of contingent fees to private attorneys. The plaintiffs appealed the trial court's order and, on April 8, 2008, the California Court of Appeal reversed the trial court's order. The defendants filed a petition for review with the California Supreme Court and the Supreme Court has decided to review the Court of Appeal's decision. Proceedings in the trial court are stayed pending the appeal.

Litigation seeking damages from alleged personal injury. The Company and other companies are defendants in a number of legal proceedings seeking monetary damages and other relief from alleged personal injuries. These

(thousands of dollars unless otherwise indicated)

proceedings include claims by children allegedly injured from ingestion of lead pigment or lead-containing paint, claims for damages allegedly incurred by the children's parents or guardians, and claims for damages allegedly incurred by professional painting contractors. These proceedings generally seek compensatory and punitive damages, and seek other relief including medical monitoring costs. These proceedings include purported claims by individuals, groups of individuals and class actions.

The plaintiff in Thomas v. Lead Industries Association, et al., initiated an action against the Company, other alleged former lead pigment manufacturers and the Lead Industries Association in September 1999. The claims against the Company and the other defendants include strict liability, negligence, negligent misrepresentation and omissions, fraudulent misrepresentation and omissions, concert of action, civil conspiracy and enterprise liability. Implicit within these claims is the theory of "risk contribution" liability (Wisconsin's theory which is similar to market share liability) due to the plaintiff's inability to identify the manufacturer of any product that allegedly injured the plaintiff. Following various pre-trial proceedings during which certain of the plaintiff's claims were dismissed by the court, on March 10, 2003, the trial court granted the defendants' motion for summary judgment, dismissing the case with prejudice and awarding costs to each defendant. The plaintiff appealed and, on June 14, 2004, the Wisconsin Court of Appeals affirmed the trial court's decision. On July 15, 2005, the Wisconsin Supreme Court reversed in part the trial court's decision and decided, assuming all of plaintiff's facts in the summary judgment record to be true, that the risk contribution theory could then apply to excuse the plaintiff's lack of evidence identifying any of the Company's or the other defendant's products as the cause of the alleged injury. The case was remanded to the trial court for further proceedings and a trial commenced on October 1, 2007. On November 5, 2007, the jury returned a defense verdict, finding that the plaintiff had ingested white lead carbonate, but was not brain damaged or injured as a result. The plaintiff filed post-trial motions for a new trial which were denied by the trial court. On March 4, 2008, final judgment was entered in favor of the Company and other defendants. The plaintiff has filed an appeal of the final judgment.

Wisconsin is the first jurisdiction to apply a theory of liability with respect to alleged personal injury (i.e.: risk contribution/market share liability) which does not require the plaintiff to identify the manufacturer of the product that allegedly injured the plaintiff in the lead pigment and lead-based paint litigation.

Insurance coverage litigation. On March 3, 2006, the Company filed a lawsuit in the Common Pleas Court, Cuyahoga County, Ohio against its liability insurers, including certain Underwriters at Lloyd's of London. The lawsuit seeks, among other things, (i) a declaration from the court that costs associated with the abatement of lead pigment in the State of Rhode Island, or any other jurisdiction, are covered under certain insurance policies issued to the Company and (ii) monetary damages for breach of contract and bad faith against the Lloyd's Underwriters for unjustified denial of coverage for the cost of complying with any final judgment requiring the Company to abate any alleged nuisance caused by the presence of lead pigment paint in buildings. This lawsuit was filed in response to a lawsuit filed by the Lloyd's Underwriters against the Company, two other defendants in the Rhode Island litigation and various insurance companies on February 23, 2006. The Lloyd's Underwriters' lawsuit asks a New York state court to determine that there is no indemnity insurance coverage for such abatement related costs, or, in the alternative, if such indemnity coverage is found to exist, the proper allocation of liability among the Lloyd's Underwriters, the defendants and the defendants' other insurance companies. An ultimate loss in the insurance coverage litigation would mean that insurance proceeds could be unavailable under the policies at issue to mitigate any ultimate abatement related costs and liabilities. The Ohio state court action has been stayed and the New York state court action has been dismissed.

NOTE 11 – CAPITAL STOCK

At December 31, 2009, there were 300,000,000 shares of common stock and 30,000,000 shares of serial preferred stock authorized for issuance. Of the authorized serial preferred stock, 3,000,000 shares are designated as cumulative redeemable serial preferred and 1,000,000 shares are designated as convertible serial preferred stock (see Note 12). An aggregate of 13,381,449, 14,884,028 and 16,477,802 shares of common stock at December 31, 2009, 2008 and 2007, respectively, were reserved for future grants of restricted stock and the exercise and future grants of option rights (see Note 13). Common shares outstanding shown in the following table included 475,628 shares of common stock held in a revocable trust at December 31, 2009, 2008 and 2007, respectively. The revocable trust is used to accumulate assets for the purpose of funding the ultimate obligation of certain non-qualified benefit plans. Transactions between the Company and the trust are accounted for in accordance with the Deferred Compensation – Rabbi Trusts Subtopic of the Compensation Topic of the ASC, which requires the assets held by the trust be consolidated with the Company's accounts.

(thousands of dollars unless otherwise indicated)

	Common Shares in Treasury	Common Shares Outstanding
Balance at January 1, 2007	89,419,575	133,565,287
Shares tendered as payment for option rights exercised	18,593	(18,593)
Shares issued for exercise of option rights		2,345,069
Shares tendered in connection with grants of restricted stock	125,022	(125,022)
Net shares issued for grants of restricted stock		247,500
Treasury stock purchased	13,200,000	(13,200,000)
Balance at December 31, 2007	102,763,190	122,814,241
Shares tendered as payment for option rights exercised	4,706	(4,706)
Shares issued for exercise of option rights		1,275,151
Shares tendered in connection with grants of restricted stock	93,569	(93,569)
Net shares issued for grants of restricted stock		294,000
Treasury stock purchased	7,250,000	(7,250,000)
Balance at December 31, 2008	**110,111,465**	**117,035,117**
Shares tendered as payment for option rights exercised	**9,743**	**(9,743)**
Shares issued for exercise of option rights		**1,075,395**
Shares tendered in connection with grants of restricted stock	**88,461**	**(88,461)**
Net shares issued for grants of restricted stock		**424,561**
Treasury stock purchased	**9,000,000**	**(9,000,000)**
Balance at December 31, 2009	**119,209,669**	**109,436,869**

NOTE 12 – STOCK PURCHASE PLAN AND PREFERRED STOCK

As of December 31, 2009, 23,520 employees contributed to the Company's ESOP, a voluntary defined contribution plan available to all eligible salaried employees. Participants are allowed to contribute up to the lesser of twenty percent of their annual compensation or the maximum dollar amount allowed under the Internal Revenue Code. Prior to July 1, 2009, the Company matched one hundred percent of all contributions up to six percent of eligible employee contributions. Effective July 1, 2009, the ESOP was amended to change the Company match to one-hundred percent on the first three percent of eligible employee contributions and fifty percent on the next two percent of eligible contributions. Such participant contributions may be invested in a variety of mutual funds or a Company common stock fund and may be exchanged between investments as directed by the participant. Effective January 1, 2007, the ESOP was amended to permit participants to diversify both future and prior Company matching contributions previously allocated to the Company common stock fund into a variety of mutual funds.

The Company made contributions to the ESOP on behalf of participating employees, representing amounts authorized by employees to be withheld from their earnings on a pre-tax basis, of $70,025, $72,812 and $71,691 in 2009, 2008 and 2007, respectively. The Company's matching contributions to the ESOP charged to operations were $44,587, $54,001 and $52,683 for 2009, 2008 and 2007, respectively.

At December 31, 2009, there were 17,579,750 shares of the Company's common stock being held by the ESOP, representing 16.0 percent of the total number of voting shares outstanding. Shares of Company common stock credited to each member's account under the ESOP are voted by the trustee under instructions from each individual plan member. Shares for which no instructions are received are voted by the trustee in the same proportion as those for which instructions are received.

On August 1, 2006, the Company issued 500,000 shares of convertible serial preferred stock, no par value (Series 2 Preferred stock) with cumulative quarterly dividends of $11.25 per share, for $500,000 to the ESOP. The ESOP financed the acquisition of the Series 2 Preferred stock by borrowing $500,000 from the Company at the rate of 5.5 percent per annum. This borrowing is payable over ten years in equal quarterly installments. Each share of Series 2 Preferred stock is entitled to one vote upon all matters presented to the Company's shareholders and generally votes with the common stock together as one class. The Series 2 Preferred stock is held by the ESOP in an unallocated account. As the value of compensation expense related to contributions to the ESOP is earned, the Company has the option of funding the ESOP by redeeming a portion of the preferred stock or with cash. Contributions are credited to the members' accounts at the time of funding. The Series 2 Preferred stock is redeemable for cash or convertible into common stock or any combination thereof at the option of the ESOP based on the relative fair value of the Series 2 Preferred and common stock at the time of conversion. At December 31, 2009, 2008 and 2007, there were no allocated or committed-to-be released shares of Series 2 Preferred stock outstanding. In 2009, the Company elected to fund the ESOP with cash. The Company redeemed 107,980 and 108,482

(thousands of dollars unless otherwise indicated)

shares of the Series 2 Preferred stock for cash in 2008 and 2007, respectively.

NOTE 13 –STOCK-BASED COMPENSATION

Effective April 19, 2006, the shareholders approved the 2006 Equity and Performance Incentive Plan (Employee Plan), replacing the 2003 Stock Plan and authorizing the Board of Directors, or a committee of the Board of Directors, to issue or transfer up to an aggregate of 10,000,000 shares of common stock, plus any shares relating to awards that expire, are forfeited or cancelled. The Employee Plan permits the granting of option rights, appreciation rights, restricted stock, restricted stock units, performance shares and performance units to eligible employees. At December 31, 2009, no appreciation rights, restricted stock units, performance shares or performance units had been granted under the Employee Plan. No further grants may be made under the 2003 Stock Plan, all rights granted under that plan remain.

Effective April 19, 2006, the shareholders also approved the 2006 Stock Plan for Nonemployee Directors (Nonemployee Plan), replacing the 1997 Stock Plan and authorizing the Board of Directors, or a committee of the Board of Directors, to issue or transfer up to an aggregate of 200,000 shares of common stock, plus any shares relating to awards that expire, are forfeited or are cancelled. The Nonemployee Plan permits the granting of option rights, appreciation rights, restricted stock and restricted stock units to members of the Board of Directors who are not employees of the Company. At December 31, 2009, no option rights, appreciation rights or restricted stock units had been granted under the Nonemployee Plan. No further grants may be made under the 1997 Stock Plan, all rights granted under that plan remain.

The cost of the Company's stock-based compensation is recorded in accordance with the Stock Compensation Topic of the ASC. The Company follows the "modified prospective" method whereby compensation cost is recognized for all share-based payments granted after December 31, 2005 and for all unvested awards granted prior to January 1, 2006. The tax benefits associated with these share-based payments are classified as financing activities in the Statements of Consolidated Cash Flows.

At December 31, 2009, the Company had total unrecognized stock-based compensation expense of $50,284 that is expected to be recognized over a weighted-average period of 1.60 years. Stock-based compensation expense during 2009, 2008 and 2007 was $23,271, $41,114 and $35,355, respectively. Stock-based compensation was reduced by $21,958 in 2009 related to certain restricted stock awards granted under the Employee plan where the performance conditions are not expected to be fully attained. The Company recognized a total income tax benefit related to stock-based compensation expense of $8,963, $15,799 and $13,651 during 2009, 2008 and 2007, respectively. This change increased net income by $13,501 and increased basic and diluted earnings per share by $.12. The impact of total stock-based compensation expense, net of taxes, on net income reduced both Basic and Diluted net income per common share by $.13 and $.12, respectively, during 2009.

Option rights. The fair value of the Company's option rights was estimated at the date of grant using a Black-Scholes-Merton option-pricing model with the following weighted-average assumptions for all options granted:

	2009	2008	2007
Risk-free interest rate	**2.39%**	3.01%	4.03%
Expected life of option rights	**5.27 years**	5.24 years	4.67 years
Expected dividend yield of stock	**2.69%**	2.41%	1.80%
Expected volatility of stock	**.319**	.321	.279

The risk-free interest rate is based upon the U.S. Treasury yield curve at the time of grant. The expected life of option rights was calculated using a scenario analysis model. Historical data was used to aggregate the holding period from actual exercises, post-vesting cancellations and hypothetical assumed exercises on all outstanding option rights. The expected dividend yield of stock is the Company's best estimate of the expected future dividend yield. Expected volatility of stock was calculated using historical and implied volatilities. The Company applied an estimated forfeiture rate of 3.16 percent to the 2009 grants. This rate was calculated based upon historical activity and is an estimate of granted shares not expected to vest. If actual forfeitures differ from the expected rate, the Company may be required to make additional adjustments to compensation expense in future periods.

Grants of option rights for non-qualified and incentive stock options have been awarded to certain officers, key employees and nonemployee directors under the Employee Plan, the 2003 Stock Plan, and the 1997 Plan. The option rights generally become exercisable to the extent of one-third of the optioned shares for each full year following the date of grant and generally expire ten years after the date of grant. Unrecognized compensation expense with respect to option rights granted to eligible employees amounted to $35,928 at December 31, 2009. The unrecognized compensation expense is being amortized on a straight-line basis over the three-year vesting period and is expected to be recognized over a weighted average period of 1.70 years.

The total intrinsic value of exercised option rights for employees was $26,684, $34,676 and $85,158, and for nonemployee directors was $497, $497 and $252 during

(thousands of dollars unless otherwise indicated)

2009, 2008 and 2007, respectively. The outstanding option rights for nonemployee directors were 51,667, 65,667 and 81,667 for 2009, 2008 and 2007, respectively. The Company issues new shares upon exercise of option rights or granting of restricted stock.

A summary of the Company's non-qualified and incentive stock option right activity for employees and nonemployee directors, and related information for the years ended December 31, 2009, 2008 and 2007 is shown in the following table:

	2009			2008			2007		
	Optioned Shares	Weighted-Average Exercise Price Per Share	Aggregate Intrinsic Value	Optioned Shares	Weighted-Average Exercise Price Per Share	Aggregate Intrinsic Value	Optioned Shares	Weighted-Average Exercise Price Per Share	Aggregate Intrinsic Value
Outstanding beginning of year	10,270,899	$ 46.48		9,806,292	$ 42.95		10,716,711	$ 37.30	
Granted	1,802,432	62.73		1,809,095	53.96		1,543,594	63.74	
Exercised	(1,075,395)	33.73		(1,275,151)	29.39		(2,345,069)	30.34	
Forfeited	(70,428)	60.14		(50,362)	60.60		(106,024)	52.10	
Expired	(29,856)	60.45		(18,975)	48.81		(2,920)	44.10	
Outstanding end of year	10,897,652	$ 50.30	$ 132,139	10,270,899	$ 46.48	$ 139,494	9,806,292	$ 42.95	$ 158,586
Exercisable at end of year	7,434,125	$ 45.83	$ 121,874	6,864,498	$ 40.93	$ 129,096	6,431,305	$ 34.98	$ 148,643
Weighted-average per share fair value of option rights granted during the year	$ 15.20			$ 13.91			$ 16.28		
Shares reserved for future grants of option rights restricted stock	2,483,797			4,613,129			6,671,510		

Restricted stock. Grants of restricted stock, which generally require three or four years of continuous employment from the date of grant before vesting and receiving the stock without restriction, have been awarded to certain officers and key employees under the Employee Plan and the 2003 Stock Plan. The shares of stock to be received without restriction under these plans are based on the Company's achievement of specified financial goals relating to average return on average equity and earnings before interest, taxes, depreciation and amortization. Unrecognized compensation expense with respect to grants of restricted stock to eligible employees amounted to $13,403 at December 31, 2009 and is being amortized on a straight-line basis over the vesting period and is expected to be recognized over a weighted average period of 1.44 years.

Grants of restricted stock have been awarded to nonemployee directors under the Nonemployee Plan and the 1997 Plan. These grants generally vest and stock is received without restriction to the extent of one-third of the granted stock for each year following the date of grant. Unrecognized compensation expense with respect to grants of restricted stock to nonemployee directors amounted to $953 at December 31, 2009 and is being amortized on a straight-line basis over the three-year vesting period and is expected to be recognized over a weighted average period of 1.65 years.

A summary of grants of restricted stock to certain officers, key employees and nonemployee directors during 2009, 2008 and 2007 is as follows:

	2009	2008	2007
Restricted stock granted	429,221	295,500	258,905
Weighted-average per share fair value of restricted stock granted during the year	$ 45.85	$ 53.82	$ 70.28

A summary of the Company's restricted stock activity for the years ended December 31, 2009, 2008 and 2007 is shown in the following table:

	2009	2008	2007
Outstanding beginning of year	1,166,900	1,142,600	1,232,100
Granted	429,221	295,500	258,905
Vested	(287,075)	(269,700)	(337,000)
Forfeited	(4,660)	(1,500)	(11,405)
Outstanding end of year	1,304,386	1,166,900	1,142,600

(thousands of dollars unless otherwise indicated)

NOTE 14 – OTHER

Other general expense – net. Included in Other general expense – net were the following:

	2009	2008	2007
Provisions for environmental matters - net...	$ 24,705	$ 6,947	$ 28,391
Loss (gain) on disposition of assets ...	972	6,440	(10,422)
Net expense (income) of exit or disposal activities	7,943	5,932	(439)
Total..............................	$ 33,620	$ 19,319	$ 17,530

Provisions for environmental matters–net represent initial provisions for site-specific estimated costs of environmental investigation or remediation and increases or decreases to environmental-related accruals as information becomes available upon which more accurate costs can be reasonably estimated and as additional accounting guidelines are issued. Environmental-related accruals are not recorded net of insurance proceeds in accordance with the Offsetting Subtopic of the Balance Sheet Topic of the ASC. See Note 9 for further details on the Company's environmental-related activities.

The loss (gain) on disposition of assets represents net realized gains or losses associated with the disposal of property, plant and equipment and intangible assets previously used in the conduct of the primary business of the Company.

The net expense (income) of exit or disposal activities represents initial impairments of carrying value and additional impairments for subsequent reductions in estimated fair value of property, plant and equipment held for disposal and changes to accrued qualified exit costs as information becomes available upon which more accurate amounts can be reasonably estimated. See Note 6 for further details on the Company's exit or disposal activities.

Other expense (income) – net. Included in Other expense (income) - net were the following:

	2009	2008	2007
Dividend and royalty income........................	$ (3,240)	$ (4,303)	$ (4,095)
Net expense from financing and investing activities......	5,302	3,570	5,976
Foreign currency related transaction losses (gains).........................	4,926	10,587	(243)
Other income	(16,225)	(9,369)	(7,757)
Other expense	7,494	4,583	3,798
Total..............................	$ (1,743)	$ 5,068	$ (2,321)

The Net expense from financing and investing activities includes financing and bank service fees.

Foreign currency related transaction losses (gains) represent realized losses and gains on U.S. dollar-denominated liabilities of foreign subsidiaries and realized and unrealized losses and gains from foreign currency option and forward contracts. There were no foreign currency option and forward contracts outstanding at December 31, 2009. The Company had foreign currency option and forward contracts outstanding at December 31, 2008, and 2007. All of the contracts had maturity dates of less than twelve months and were undesignated hedges with changes in fair value being recognized in earnings in accordance with the Derivatives and Hedging Topic of the ASC. These derivative instrument values were included in either Other current assets or Other accruals and were insignificant at December 31, 2008 and 2007.

Other income and Other expense included items of revenue, gains, expenses and losses that were unrelated to the primary business purpose of the Company. Each individual item within the Other income or Other expense caption was immaterial; no single category of items exceeded $1,500.

NOTE 15 – INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using the enacted tax rates and laws that are currently in effect. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2009, 2008 and 2007 were as follows:

	2009	2008	2007
Deferred tax assets:			
Exit costs, environmental and other similar items...........	$ 82,378	$ 76,237	$ 77,725
Deferred employee benefit items	65,550	61,340	
Other items (each less than 5 percent of total assets).............	111,094	106,341	122,938
Total deferred tax assets............	$ 259,022	$ 243,918	$ 200,663
Deferred tax liabilities:			
Depreciation and amortization...........	$ 161,916	$ 144,715	$ 111,311
Deferred employee benefit items			16,227
Total deferred tax liabilities.......	$ 161,916	$ 144,715	$ 127,538

Netted against the Company's other deferred tax assets were valuation reserves of $15,735, $6,611 and $3,728 at December 31, 2009, 2008 and 2007, respectively, resulting from the uncertainty as to the realization of the tax benefits from certain foreign net operating losses and certain other foreign assets.

(thousands of dollars unless otherwise indicated)

Significant components of the provisions for income taxes were as follows:

	2009	2008	2007
Current:			
Federal	$151,492	$144,789	$208,508
Foreign	25,964	34,367	28,388
State and local	18,118	28,078	27,485
Total current	195,574	207,234	264,381
Deferred:			
Federal	(4,887)	25,668	24,770
Foreign	(1,592)	(666)	3,602
State and local	(2,126)	5,363	4,612
Total deferred	(8,605)	30,365	32,984
Total provisions for income taxes	$186,969	$237,599	$297,365

The provisions for income taxes included estimated taxes payable on that portion of retained earnings of foreign subsidiaries expected to be received by the Company. The effect of the repatriation provisions of the American Jobs Creation Act of 2004 and the provisions of the Income Taxes Topic of the ASC, was $1,899 in 2009, $(1,337) in 2008 and $1,925 in 2007. A provision was not made with respect to $14,971 of retained earnings at December 31, 2009 that have been invested by foreign subsidiaries. It was not practicable to estimate the amount of unrecognized deferred tax liability for undistributed foreign earnings.

Significant components of income before income taxes as used for income tax purposes, were as follows:

	2009	2008	2007
Domestic	$ 591,558	$ 602,934	$ 802,211
Foreign	31,259	111,541	110,732
	$ 622,817	$ 714,475	$ 912,943

A reconciliation of the statutory federal income tax rate to the effective tax rate follows:

	2009	2008	2007
Statutory federal income tax rate	35.0 %	35.0 %	35.0 %
Effect of:			
State and local income taxes	1.7	3.0	2.3
Investment vehicles	(3.6)	(1.9)	(1.1)
ESOP dividends	(2.0)	(1.8)	(1.6)
Other - net	(1.1)	(1.0)	(2.0)
Effective tax rate	30.0 %	33.3 %	32.6 %

The 2009 state and local income tax component of the effective tax rate decreased compared to 2008 primarily due to the impact of favorable audit settlements, favorable tax deductions available to the Company and the benefits of state tax credits. The increase in the tax deduction related to investment vehicles was the result of an increase in the impact of investments in tax favorable vehicles in 2009 compared to 2008.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. The Internal Revenue Service (IRS) commenced an examination of the Company's U.S. income tax returns for the 2006 and 2007 tax years in the fourth quarter of 2008. Fieldwork is anticipated to be completed prior to December 31, 2010. At this time, the Company has determined that $3,135 of additional tax is due. The only open issue for the period 2004 to 2005 relates to the Company's ESOP. As of December 31, 2009, the Company is subject to non-U.S. income tax examinations for the tax years of 2002 through 2009. In addition, the Company is subject to state and local income tax examinations for the tax years 1992 through 2009.

Effective January 1, 2007, the Company adopted FIN No. 48, "Accounting for Uncertainty in Income Taxes," which is now codified in the Income Taxes Topic of the ASC. As a result, the Company recognized a cumulative-effect adjustment of $3.4 million, increasing its liability for unrecognized tax benefits, interest and penalties and reducing the January 1, 2007 balance of Retained Earnings. A reconciliation of the beginning and ending amount of unrecognized tax benefits in 2009, 2008 and 2007 is as follows:

	2009	2008	2007
Balance at beginning of year	$ 38,051	$ 39,378	$ 37,807
Additions based on tax positions related to the current year	3,357	3,709	5,570
Additions for tax positions of prior years	9,170	4,212	4,070
Reductions for tax positions of prior years	(4,111)	(3,863)	(4,998)
Settlements	(7,937)	(3,212)	(1,915)
Lapses of Statutes of Limitations	(1,567)	(2,173)	(1,156)
Balance at end of year.	$ 36,963	$ 38,051	$ 39,378

Included in the balance of unrecognized tax benefits at December 31, 2009, 2008 and 2007 is $32,543, $32,420 and $34,235 in unrecognized tax benefits, the recognition of which would have an affect on the effective tax rate. This amount differs from the gross unrecognized tax benefits presented in the table due to the decrease in U.S. federal income taxes which would occur upon recognition of the state tax benefits included therein.

Included in the balance of unrecognized tax benefits at December 31, 2009 is $9,586 related to tax positions for which it is reasonably possible that the total amounts could significantly change during the next twelve months. This amount represents a decrease in unrecognized tax benefits comprised primarily of items related to a payment related

(thousands of dollars unless otherwise indicated)

to a federal audit of a partnership investment, assessed state income tax audits, the receipt of outstanding partnership investment filings and state settlement negotiations currently in progress and expiring statutes in foreign jurisdictions.

The Company classifies all income tax related interest and penalties as income tax expense. During the tax year ended December 31, 2009 and 2008 the Company recognized a release of $3,157 and $215, respectively, in income tax interest and penalties. During the tax year ended December 31, 2007, the Company recognized a net increase of $1,095 in income tax interest and penalties. As of December 31, 2009, 2008 and 2007, the Company has accrued $11,783, $15,563 and $15,812, respectively, for the potential payment of interest and penalties.

NOTE 16 – NET INCOME PER COMMON SHARE

	2009	2008	2007
Basic			
Average common shares outstanding	113,514,399	116,835,433	127,222,007
Net income	$ 435,848	$ 476,876	$ 615,578
Net income per common share	$ 3.84	$ 4.08	$ 4.84
Diluted			
Average common shares outstanding	113,514,399	116,835,433	127,222,007
Non-vested restricted stock grants	943,089	1,165,250	1,152,162
Stock options and other contingently issuable shares (1)	965,445	1,342,546	2,550,521
Average common shares assuming dilution	115,422,933	119,343,229	130,924,690
Net income	$ 435,848	$ 476,876	$ 615,578
Net income per common share	$ 3.78	$ 4.00	$ 4.70

(1) Stock options and other contingently issuable shares excludes 4,759,922, 3,136,935 and 67,379 shares at December 31, 2009, 2008 and 2007, respectively, due to their anti-dilutive effect.

Basic and diluted earnings per share are calculated in accordance with the Earnings Per Share Topic of the ASC. Under the Company's restricted stock award program, non-forfeitable dividends are paid on unvested shares of restricted stock, and the restricted stock is therefore considered a participating security. The use of the two-class method of computing earnings per share does not have a significant impact on the Company's basic and diluted earnings per share calculations, and the treasury stock method continues to be disclosed.

NOTE 17 – SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

2009	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Net sales	$ 1,550,677	$ 1,947,827	$ 1,996,909	$ 1,598,836	$ 7,094,249
Gross profit	680,606	895,342	928,983	758,238	3,263,169
Net income	37,279	158,023	175,208	65,338	435,848
Net income per common share - basic	.32	1.37	1.54	.60	3.84
Net income per common share - diluted	.32	1.35	1.51	.58	3.78

Net income in the fourth quarter was increased by $28,941 ($.25 per share) due primarily to inventory adjustments and adjustments to compensation and benefit expenses. Gross profit was increased by $39,197 primarily as a result of adjustments of $38,047 based on an annual physical inventory count performed during the fourth quarter, year-end inventory levels and related costs. Selling, general and administrative expenses decreased $7,938 related to compensation and benefit expense adjustments.

2008	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Net sales	$ 1,781,682	$ 2,229,545	$ 2,268,658	$ 1,699,842	$ 7,979,727
Gross profit	780,508	972,903	960,489	784,900	3,498,800
Net income	77,946	171,683	177,081	50,166	476,876
Net income per common share - basic	.65	1.48	1.53	.43	4.08
Net income per common share - diluted	.64	1.45	1.50	.42	4.00

(thousands of dollars unless otherwise indicated)

Net income in the fourth quarter was increased by $18,673 ($.16 per share) due primarily to inventory adjustments and reductions in compensation and benefit expenses. Gross profit was increased by $13,112 primarily as a result of physical inventory adjustments of $12,560. Selling, general and administrative expenses decreased $17,202 related to year-to-date reductions in certain compensation and benefit expenses.

NOTE 18 – OPERATING LEASES

The Company leases certain stores, warehouses, manufacturing facilities, office space and equipment. Renewal options are available on the majority of leases and, under certain conditions, options exist to purchase certain properties. Rental expense for operating leases, recognized on a straight-line basis over the lease term in accordance with the Leases Topic of the ASC was $284,078, $271,373 and $245,345 for 2009, 2008 and 2007, respectively. Certain store leases require the payment of contingent rentals based on sales in excess of specified minimums. Contingent rentals included in rent expense were $36,228, $32,835 and $30,704 in 2009, 2008 and 2007, respectively. Rental income, as lessor, from real estate leasing activities and sublease rental income for all years presented was not significant. The following schedule summarizes the future minimum lease payments under noncancellable operating leases having initial or remaining terms in excess of one year at December 31, 2009:

2010	$ 225,355
2011	198,566
2012	165,989
2013	132,360
2014	101,496
Later years	193,438
Total minimum lease payments	$ 1,017,204

NOTE 19 – REPORTABLE SEGMENT INFORMATION

The Company reports its segment information in the same way that management internally organizes its business for assessing performance and making decisions regarding allocation of resources in accordance with the Segment Reporting Topic of the ASC. The Company has three reportable operating segments: Paint Stores Group, Consumer Group and Global Finishes Group (collectively, the "Reportable Operating Segments"). Factors considered in determining the three reportable segments of the Company include the nature of business activities, existence of managers responsible for the operating and administrative activities and information presented to the Board of Directors. The Company reports all other business activities and immaterial operating segments that are not reportable in the Administrative segment. See pages 5 through 7 of this report for more information about the Reportable Operating Segments.

The Company's chief operating decision maker (CODM) has been identified as the Chief Executive Officer because he has final authority over performance assessment and resource allocation decisions. Because of the diverse operations of the Company, the CODM regularly receives discrete financial information about each reportable operating segment as well as a significant amount of additional financial information about certain divisions, business units or subsidiaries of the Company. The CODM uses all such financial information for performance assessment and resource allocation decisions. The CODM evaluates the performance of and allocates resources to the Reportable Operating Segments based on profit or loss before income taxes and cash generated from operations. The accounting policies of the Reportable Operating Segments are the same as those described in Note 1 of this report.

The Paint Stores Group consisted of 3,354 company-operated specialty paint stores in the United States, Canada, Puerto Rico, Virgin Islands, Trinidad and Tobago, St. Maarten and Jamaica at December 31, 2009. Each store in this segment is engaged in the related business activity of selling paint, coatings and related products to end-use customers. The Paint Stores Group markets and sells Sherwin-Williams® branded architectural paint and coatings, industrial and marine products, OEM product finishes and related items. These products are produced by manufacturing facilities in the Consumer and Global Finishes Groups. In addition, each store sells selected purchased associated products. During 2009, this segment opened 8 net new stores, consisting of 53 new stores opened (44 in the United States, 7 in Canada, 1 in Jamaica and 1 in St. Maarten) and 45 stores closed in the United States. In 2008, this segment opened 21 net new stores (14 in the United States). In 2007, there were 172 stores acquired, 107 net new stores opened (81 in the United States). The loss of any single customer would not have a material adverse effect on the business of this segment. A map on page 10 of this report shows the number of paint stores and their geographic location.

The Consumer Group develops, manufactures and distributes a variety of paint, coatings and related products to third-party customers primarily in the United States and Canada, and the Paint Stores Group. Approximately 51 percent of the total sales of the Consumer Group in 2009, including inter-segment transfers, represented products sold through the Paint Stores Group. Sales and marketing of certain controlled brand and private labeled products is performed by a direct sales staff. The products distributed through third party customers are intended for resale to the ultimate end-user of the product. The Consumer Group had sales to certain customers that, individually, may be a significant portion of the sales of the segment. However, the

(thousands of dollars unless otherwise indicated)

loss of any single customer would not have a material adverse effect on the overall profitability of the segment. This segment incurred most of the Company's capital expenditures related to ongoing environmental compliance measures.

The Global Finishes Group develops, licenses, manufactures, distributes and sells a variety of architectural paint and coatings, industrial and marine products, automotive finishes and refinish products, OEM coatings and related products in North and South America, Europe and Asia. This segment meets the demands of its customers for a consistent worldwide product development, manufacturing and distribution presence and approach to doing business. This segment licenses certain technology and trade names worldwide. Sherwin-Williams® and other controlled brand products are distributed through the Paint Stores Group and this segment's 539 company-operated branches and by a direct sales staff and outside sales representatives to retailers, dealers, jobbers, licensees and other third party distributors. During 2009, this segment opened 18 new branches (8 in the United States, 1 in Canada, 6 in South America and 3 in India) and closed 20 (1 in South America, 15 in the United States and 4 in Mexico) for a net reduction of 2 branches. At December 31, 2009, the Global Finishes Group consisted of operations in the United States, subsidiaries in 14 foreign countries, 4 foreign joint ventures and income from licensing agreements in 16 foreign countries. A map on page 10 of this report shows the number of branches and their geographic locations.

The Administrative segment includes the administrative expenses of the Company's corporate headquarters site. Also included in the Administrative segment was interest expense, interest and investment income, certain expenses related to closed facilities and environmental-related matters, and other expenses which were not directly associated with the Reportable Operating Segments. The Administrative segment did not include any significant foreign operations. Also included in the Administrative segment was a real estate management unit that is responsible for the ownership, management and leasing of non-retail properties held primarily for use by the Company, including the Company's headquarters site, and disposal of idle facilities. Sales of this segment represented external leasing revenue of excess headquarters space or leasing of facilities no longer used by the Company in its primary businesses. Gains and losses from the sale of property were not a significant operating factor in determining the performance of the Administrative segment.

Net external sales of all consolidated foreign subsidiaries were $1,025,824, $1,119,337 and $964,871 for 2009, 2008 and 2007, respectively. Segment profit of all consolidated foreign subsidiaries was $27,028, $73,569 and $77,656 for 2009, 2008 and 2007, respectively. Domestic operations accounted for the remaining net external sales and segment profits. Long-lived assets consisted of Property, plant and equipment, Goodwill, Intangible assets, Deferred pension assets and Other assets. The aggregate total of long-lived assets for the Company was $2,553,836, $2,506,555 and, $2,785,760 at December 31, 2009, 2008 and 2007, respectively. Long-lived assets of consolidated foreign subsidiaries totaled $249,345, $207,740 and $233,120 at December 31, 2009, 2008 and 2007, respectively. Total Assets of the Company were $4,323,855, $4,415,759 and $4,855,340 at December 31, 2009, 2008 and 2007, respectively. Total assets of consolidated foreign subsidiaries were $753,915, $666,881 and $722,847, which represented 17.4 percent, 15.1 percent and 14.9 percent of the Company's total assets at December 31, 2009, 2008 and 2007, respectively. No single geographic area outside the United States was significant relative to consolidated net sales or operating profits. Export sales and sales to any individual customer were each less than 10 percent of consolidated sales to unaffiliated customers during all years presented.

In the reportable segment financial information that follows, Segment profit was total net sales and intersegment transfers less operating costs and expenses. Identifiable assets were those directly identified with each reportable segment. The Administrative segment assets consisted primarily of cash and cash equivalents, investments, deferred pension assets, and headquarters property, plant and equipment. The margin for each reportable operating segment was based upon total net sales and intersegment transfers. Domestic intersegment transfers were accounted for at the approximate fully absorbed manufactured cost, based on normal capacity volumes, plus customary distribution costs. International inter-segment transfers were accounted for at values comparable to normal unaffiliated customer sales.

(millions of dollars)

2009	Paint Stores Group	Consumer Group	Global Finishes Group	Administrative	Consolidated Totals
Net external sales	$ 4,209	$ 1,225	$ 1,653	$ 7	$ 7,094
Intersegment transfers		1,253	161	(1,414)	
Total net sales and intersegment transfers	$ 4,209	$ 2,478	$ 1,814	$ (1,407)	$ 7,094
Segment profit	$ 600	$ 157	$ 65		$ 822
Interest expense				$ (40)	(40)
Administrative expenses and other				(159)	(159)
Income before income taxes	$ 600	$ 157*	$ 65	$ (199)	$ 623
Reportable operating segment margins	14.3%	6.3%	3.6%		
Identifiable assets	$ 1,187	$ 1,495	$ 956	$ 686	$ 4,324
Capital expenditures	40	28	21	2	91
Depreciation	48	50	29	18	145

2008	Paint Stores Group	Consumer Group	Global Finishes Group	Administrative	Consolidated Totals
Net external sales	$ 4,835	$ 1,272	$ 1,866	$ 7	$ 7,980
Intersegment transfers		1,652	143	(1,795)	
Total net sales and intersegment transfers	$ 4,835	$ 2,924	$ 2,009	$ (1,788)	$ 7,980
Segment profit	$ 648	$ 140	$ 152		$ 940
Interest expense				$ (66)	(66)
Administrative expenses and other				(160)	(160)
Income before income taxes	$ 648	$ 140*	$ 152	$ (226)	$ 714
Reportable operating segment margins	13.4%	4.8%	7.6%		
Identifiable assets	$ 1,371	$ 1,573	$ 937	$ 535	$ 4,416
Capital expenditures	57	28	25	7	117
Depreciation	50	44	31	18	143

2007	Paint Stores Group	Consumer Group	Global Finishes Group	Administrative	Consolidated Totals
Net external sales	$ 4,955	$ 1,312	$ 1,731	$ 7	$ 8,005
Intersegment transfers		1,660	141	(1,801)	
Total net sales and intersegment transfers	$ 4,955	$ 2,972	$ 1,872	$ (1,794)	$ 8,005
Segment profit	$ 766	$ 224	$ 161		$ 1,151
Interest expense				$ (72)	(72)
Administrative expenses and other				(166)	(166)
Income before income taxes	$ 766	$ 224*	$ 161	$ (238)	$ 913
Reportable operating segment margins	15.5%	7.5%	8.6%		
Identifiable assets	$ 1,465	$ 1,639	$ 954	$ 797	$ 4,855
Capital expenditures	58	50	38	20	166
Depreciation	51	42	28	18	139

* *Segment profit included $19, $26 and $26 of mark-up on intersegment transfers realized as a result of external sales by the Paint Stores Group during 2009, 2008 and 2007, respectively.*

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Letter to Shareholders" and elsewhere in this report constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based upon management's current expectations, estimates, assumptions and beliefs concerning future events and conditions and may discuss, among other things, anticipated future performance (including sales and earnings), expected growth, future business plans and the costs and potential liability for environmental-related matters and the lead pigment and lead-based paint litigation. Any statement that is not historical in nature is a forward-looking statement and may be identified by the use of words and phrases such as "expects," "anticipates," "believes," "will," "will likely result," "will continue," "plans to" and similar expressions.

Readers are cautioned not to place undue reliance on any forward-looking statements. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements and from the Company's historical results and experience. These risks, uncertainties and other factors include such things as: (a) the duration and severity of the current negative global economic and financial conditions; (b) general business conditions, strengths of retail and manufacturing economies and the growth in the coatings industry; (c) competitive factors, including pricing pressures and product innovation and quality; (d) changes in raw material and energy supplies and pricing; (e) changes in the Company's relationships with customers and suppliers; (f) the Company's ability to attain cost savings from productivity initiatives; (g) the Company's ability to successfully integrate past and future acquisitions into its existing operations, as well as the performance of the businesses acquired; (h) risks and uncertainties associated with the Company's ownership of Life Shield Engineered Systems, LLC; (i) changes in general domestic economic conditions such as inflation rates, interest rates, tax rates, unemployment rates, higher labor and healthcare costs, recessions, and changing government policies, laws and regulations; (j) risks and uncertainties associated with the Company's expansion into and its operations in Asia, Mexico, South America and other foreign markets, including general economic conditions, inflation rates, recessions, foreign currency exchange rates, foreign investment and repatriation restrictions, legal and regulatory constraints, civil unrest and other external economic and political factors; (k) the achievement of growth in developing markets, such as Asia, Mexico and South America; (l) increasingly stringent domestic and foreign governmental regulations including those affecting health, safety and the environment; (m) inherent uncertainties involved in assessing the Company's potential liability for environmental-related activities; (n) other changes in governmental policies, laws and regulations, including changes in accounting policies and standards and taxation requirements (such as new tax laws and new or revised tax law interpretations); (o) the nature, cost, quantity and outcome of pending and future litigation and other claims, including the lead pigment and lead-based paint litigation and the effect of any legislation and administrative regulations relating thereto; and (p) unusual weather conditions.

Readers are cautioned that it is not possible to predict or identify all of the risks, uncertainties and other factors that may affect future results and that the above list should not be considered to be a complete list. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Annual Meeting

The annual meeting of shareholders will be held in the Landmark Conference Center, 927 Midland Building, 101 W. Prospect Avenue, Cleveland, Ohio on Tuesday, April 20, 2010 at 9:00 A.M., local time.

Headquarters

101 W. Prospect Avenue
Cleveland, Ohio 44115-1075
(216) 566-2000
www.sherwin.com

Investor Relations

Robert J. Wells
Senior Vice President - Corporate Communications and Public Affairs
The Sherwin-Williams Company
101 W. Prospect Avenue
Cleveland, Ohio 44115-1075

Independent Registered Public Accounting Firm

Ernst & Young LLP
Cleveland, Ohio

Stock Trading

Sherwin-Williams Common Stock—Symbol, SHW—is traded on the New York Stock Exchange.

Dividend Reinvestment Program

A dividend reinvestment program is available to shareholders of common stock. For information, contact BNY Mellon Shareowner Services.

Form 10-K

The Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available without charge. To obtain a copy, contact Investor Relations.

Transfer Agent & Registrar

Our transfer agent, BNY Mellon Shareowner Services, maintains the records for our registered shareholders and can help with a wide variety of shareholder related services at no charge, including change of name or address, duplicate mailings, lost certificates, and transfers to another person.
Contact:
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
(866) 537-8703
TDD for hearing impaired:
(800) 231-5469
www.bnymellon.com/shareowner/isd

COMMON STOCK TRADING STATISTICS

	2009	2008	2007	2006	2005
High	$ $64.13	$ 65.00	$ 73.96	$ 64.76	$ 48.84
Low	42.19	44.51	56.75	37.40	40.47
Close December 31	61.65	59.75	58.04	63.58	45.42
Shareholders of record	9,151	9,469	9,803	10,173	10,625
Shares traded (thousands)	430,216	519,438	299,141	350,754	206,115

QUARTERLY STOCK PRICES AND DIVIDENDS

2009			
Quarter	High	Low	Dividend
1st	$ 61.42	$ 42.19	$ .355
2nd	59.17	49.90	.355
3rd	62.73	51.22	.355
4th	64.13	56.24	.355

2008			
Quarter	High	Low	Dividend
1st	$ 60.24	$ 49.99	$ .35
2nd	60.37	45.89	.35
3rd	65.00	44.51	.35
4th	60.23	48.32	.35

Corporate Officers

Christopher M. Connor, 53*
Chairman and
Chief Executive Officer

John G. Morikis, 46*
President and
Chief Operating Officer

Sean P. Hennessy, 52*
Senior Vice President - Finance and
Chief Financial Officer

Thomas E. Hopkins, 52*
Senior Vice President -
Human Resources

Timothy A. Knight, 45*
Senior Vice President - Corporate
Planning and Development

Louis E. Stellato, 59*
Senior Vice President,
General Counsel and Secretary

Robert J. Wells, 52*
Senior Vice President - Corporate
Communications and Public Affairs

John L. Ault, 63*
Vice President - Corporate Controller

Cynthia D. Brogan, 58
Vice President and Treasurer

Michael T. Cummins, 51
Vice President - Taxes and
Assistant Secretary

Mark J. Dvoroznak, 51
Vice President - Corporate Audit
and Loss Prevention

Richard M. Weaver, 55
Vice President - Administration

Operating Management

Joel Baxter, 49
President & General Manager
Paint & Coatings Division
Consumer Group

Robert J. Davisson, 49
President & General Manager
Southeastern Division
Paint Stores Group

Timothy J. Drouilhet, 48
President & General Manager
Eastern Division
Paint Stores Group

Monty J. Griffin, 49
President & General Manager
Mid Western Division
Paint Stores Group

Thomas C. Hablitzel, 47
President & General Manager
Automotive Division
Global Finishes Group

George E. Heath, 44*
President
Global Finishes Group

Peter J. Ippolito, 45
President & General Manager
Protective & Marine
Coatings Division
Global Finishes Group

Drew A. McCandless, 49
President & General Manager
Chemical Coatings Division
Global Finishes Group

Steven J. Oberfeld, 57*
President
Paint Stores Group

Cheri M. Phyfer, 38
President & General Manager
South Western Division
Paint Stores Group

Harvey P. Sass, 52
President & General Manager
Diversified Brands Division
Consumer Group

Thomas W. Seitz, 61*
Senior Vice President -
Strategic Excellence Initiatives

Alexander Zalesky, 50
President & General Manager
Latin America Coatings Group
Global Finishes Group

**Executive Officer as defined by the Securities Exchange Act of 1934*



1 JOHN M. STROPKI, JR., 59
Chairman, President and
Chief Executive Officer
Lincoln Electric Holdings, Inc.

2 SUSAN J. KROPF, 61
Retired, former President and
Chief Operating Officer
Avon Products, Inc.

3 CURTIS E. MOLL, 70
Chairman and Chief Executive Officer
MTD Holdings Inc

4 THOMAS G. KADIEN, 53*
Senior Vice President
Consumer Packaging and IP Asia
International Paper Company

5 A. MALACHI MIXON, III, 69
Chairman and Chief Executive Officer
Invacare Corporation

6 GARY E. MCCULLOUGH, 51*
President and Chief Executive Officer
Career Education Corporation

7 RICHARD K. SMUCKER, 61
Executive Chairman and Co-Chief Executive Officer
The J. M. Smucker Company

8 CHRISTOPHER M. CONNOR, 53
Chairman and Chief Executive Officer
The Sherwin-Williams Company

9 JAMES C. BOLAND, 70*
Former President, Chief Executive Officer and Vice Chairman
Cavaliers Operating Company, LLC

10 DAVID F. HODNIK, 62*
Retired, former President and Chief Executive Officer
Ace Hardware Corporation

11 ARTHUR F. ANTON, 52*
President and Chief Executive Officer
Swagelok Company


5
6
7
8
9
10
11
1
2
3
4

*Audit Committee Member

The Sherwin-Williams Company
101 W. Prospect Avenue
Cleveland, Ohio 44115-1075
www.sherwin.com